  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1998

                                                REGISTRATION NO. 333-57275

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                           ENTRUST TECHNOLOGIES INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------

        MARYLAND                     7371                     62-1670648
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL      (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)   IDENTIFICATION NUMBER)
    INCORPORATION OR
     ORGANIZATION)

                                ---------------

                         2323 NORTH CENTRAL EXPRESSWAY
                            RICHARDSON, TEXAS 75080
                                (972) 994-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------

                                 JOHN A. RYAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ENTRUST TECHNOLOGIES INC.
                         2323 NORTH CENTRAL EXPRESSWAY
                            RICHARDSON, TEXAS 75080
                                (972) 994-8000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------

                                  COPIES TO:

         JOHN A. BURGESS, ESQ.                 KEITH F. HIGGINS, ESQ.
           HALE AND DORR LLP                        ROPES & GRAY
            60 STATE STREET                    ONE INTERNATIONAL PLACE
      BOSTON, MASSACHUSETTS 02109            BOSTON, MASSACHUSETTS 02110
       TELEPHONE: (617) 526-6000              TELEPHONE: (617) 951-7000
       TELECOPY: (617) 526-5000               TELECOPY: (617) 951-7050

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering of shares (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of shares (the "International Prospectus"). The U.S. Prospectus and the International Prospectus are identical except that they contain different front and back cover pages and different descriptions of the plan of distribution (contained under the caption "Underwriting" in each of the U.S. and International Prospectuses). The form of U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus".

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JULY 1, 1998

                                      SHARES

                   [ENTRUST TECHNOLOGIES LOGO APPEARS HERE]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)


                                  -----------

  Of the     shares of Common Stock offered,     shares are being offered
hereby in the United States and     shares are being offered in a concurrent
international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  Of the     shares of Common Stock offered,      shares are being sold by the
Company and     shares are being sold by the Selling Stockholders. See
"Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $    and $   . For factors to be considered in
determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENTU".

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                    INITIAL PUBLIC UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                    OFFERING PRICE DISCOUNT(1)  COMPANY(2)     STOCKHOLDERS
                    -------------- ------------ ----------- -------------------
Per Share..........      $             $           $               $
Total(3)...........     $             $            $               $

-----
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of     payable by the Company.
(3) The Selling Stockholders have granted the U.S. Underwriters an option for
    30 days to purchase up to an additional     shares at the initial public
    offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the International Underwriters a similar option with respect to an additional shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Selling Stockholders will be $   ,
    $    and $   , respectively. See "Underwriting".

                                  -----------

  The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on
or about    , 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
     DONALDSON, LUFKIN & JENRETTE
       SECURITIES CORPORATION
                                          NATIONSBANC MONTGOMERY SECURITIES LLC
                                                                 UBS SECURITIES

                                  -----------

                   The date of this Prospectus is     , 1998.

Inside Front Cover:

                                 [TO BE ADDED]


  Entrust(R) is a registered trademark, and Entrust-Ready(TM), the Entrust design (Elmer) and WebCA(TM) are trademarks, of Entrust Technologies Limited, a majority-owned subsidiary of Entrust Technologies Inc. Other trademarks and service marks used in this Prospectus are the property of their respective owners.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Company's Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted herein, all information in this Prospectus: (i) reflects the filing upon the closing of the Offerings of the Company's Amended and Restated Articles of Incorporation, which redesignates the Company's Series A Common Stock as Common Stock (the "Common Stock"); (ii) gives effect to the conversion upon the closing of the Offerings of all outstanding shares of the Company's Series B Common Stock and Series B Non-Voting Common Stock into an aggregate of 13,063,836 shares of Common Stock; (iii) assumes the issuance of 7,700,000 shares of Common Stock to Northern Telecom Limited upon the surrender of shares of the Company's Special Voting Stock and the concurrent exchange of Exchangeable Shares of Entrust Technologies Limited, a majority-owned subsidiary of the Company; (iv) gives effect to a four-for-one stock split in the form of a stock dividend to be effected in July 1998; and (v) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting". Unless otherwise specified herein, references to the "Company" or "Entrust" mean Entrust Technologies Inc. and its subsidiaries.

                                  THE COMPANY

  Entrust Technologies Inc. ("Entrust" or the "Company") develops, markets and sells products and services that allow enterprises to manage trusted, secure electronic communications and transactions over today's advanced networks, including the Internet, extranets and intranets. The Entrust solution automates the management of digital certificates, which are similar to electronic passports, through public key infrastructure ("PKI") technology designed to assure the privacy and authenticity of internal and external electronic communications. The Entrust PKI is an integrated, open and scalable software framework that operates across multiple platforms, network devices and applications, including e-mail, browsers, electronic commerce, electronic forms, remote access and other product offerings from leading vendors. The Company's product suite was first released in 1994, and has since been licensed for use in global enterprises and government entities such as the Canadian government, Citibank, the FDIC, J.P. Morgan, NASA, the Republic of Singapore and the United Kingdom Post. In addition, over three million Entrust certificates have been issued to date for use by the Company's customers.

  The widespread adoption in recent years of public and private networks has revolutionized the manner in which organizations communicate and conduct business. These advanced networks provide an attractive medium for communications and commerce because of their global reach, accessibility, use of open standards and ability to permit interactions on a real-time basis. At the same time, they have afforded businesses a user-friendly, low-cost way to conduct a wide variety of commercial functions electronically. Today, organizations are increasingly utilizing these networks to access new markets, improve customer service and streamline business processes through applications such as e-mail, messaging, remote access, intranet-based applications, on-line customer support and supply chain applications.

  The very openness and accessibility that has stimulated the use of public and private networks has also driven the need for solutions that address the five critical network security needs: access control, confidentiality, integrity, authentication and non-repudiation. To address these needs, enterprises have increasingly adopted the public key authentication and verification technology offered by digital certificates. However, the mere issuance of digital certificates does not ensure that a user's access is properly monitored, that privileges associated with access are accurately and currently defined, or that the certificates in question have not been withdrawn or replaced. The proliferation of users and certificates greatly complicates management of these issues, which are critical to maintaining an effective security environment across and between enterprises. Moreover, unless digital certificates can be easily utilized on a consistent and reliable basis across multiple applications, organizations face the challenge and cost of maintaining a separate security infrastructure for each application, requiring separate keys and certificates, multiple passwords and inconsistent or incomplete security implementations.

  The Company's PKI solution provides highly functional and flexible management of network security features across an enterprise and between organizations. The Entrust PKI solution offers enterprises all of the functionality necessary for full life cycle management of public keys and digital certificates, including enterprise certificates for use across multiple applications, Web certificates for secure Web transactions and electronic commerce certificates for secure credit card transactions. Entrust products can support multiple applications and large numbers of simultaneous users, while seamlessly effecting complex certification and key recovery functions, enabling enterprises to significantly reduce their overall costs for addressing security requirements.

  The Company's objective is to maintain and enhance its position as the leading provider of comprehensive PKI solutions, building on its four years of product deployment experience and its 112-person research and development team that includes researchers with international reputations in their fields. The Company's marketing strategy is to target Global 2000 organizations and large government entities that have significant requirements for comprehensive PKI solutions and the resources to deploy them broadly. The Company also has an Entrust Partner Program to achieve widespread adoption of its PKI solution. This program includes VAR and OEM partners that create bundled solutions which allow customers to purchase total desktop applications incorporating Entrust functionality. These VAR and OEM partners include Digital Equipment Corporation, Hewlett-Packard, IBM and Tandem, which resell the Company's products with their hardware and networking solutions, as well as Check Point Software and Symantec, which plan to bundle the Company's PKI solutions with their own software products. The program also includes consultant and systems integration partners that recommend and implement Entrust-Ready security solutions as part of their overall service offerings to customers. These partners, which include Coopers & Lybrand, Deloitte & Touche and KPMG Peat Marwick, differentiate their offerings through the inclusion of PKI functionality to broaden the Company's sales channels. In order to promote the interoperability of the Company's PKI solution with a wide range of third party product offerings, the Company has developed strategic relationships with leading technology providers such as Cisco, Shiva, Netscape and Lotus Development.

  The Company was originally established in January 1994 as the Secure Networks group of Northern Telecom Limited and its subsidiary, Northern Telecom Inc., to pursue the development and sale of PKI products and services, and was incorporated as a Maryland corporation in December 1996. The Company's principal executive offices are located at 2323 North Central Expressway, Richardson, Texas 75080, and its telephone number at that location is (972) 994-8000.

                                 THE OFFERINGS

  The offering of     shares of Common Stock initially being offered in the
United States (the "U.S. Offering") and the concurrent offering of     shares
of Common Stock initially being offered outside the United States (the "International Offering") are collectively referred to herein as the "Offerings". The closing of the International Offering is conditioned upon the closing of the U.S. Offering and vice versa. See "Underwriting".

Common Stock offered:

 By the Company:
  U.S. Offering..........................       shares
  International Offering.................       shares
                                           ----
                                           ----
 By the Selling Stockholders:
  U.S. Offering .........................       shares
  International Offering ................       shares
                                           ----
                                           ----


   Total ...............................   ====


Common Stock to be outstanding after the
   Offerings...............................     shares(1)
Proposed Nasdaq National Market symbol..... ENTU
Use of proceeds by the Company............. For working capital and other general corporate purposes, including product
                                            development and potential acquisitions
                                            of complementary businesses, products or
                                            technologies. See "Use of Proceeds".

-------
(1) Excludes an aggregate of 9,987,960 shares of Common Stock reserved for issuance under the Company's Amended and Restated 1996 Stock Incentive Plan, of which 7,412,380 shares were subject to outstanding options as of June 18, 1998 at a weighted average exercise price of $2.97 per share. See "Management--Amended and Restated 1996 Stock Incentive Plan" and Note 8 of Notes to the Company's Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 THREE MONTHS
                                  YEAR ENDED DECEMBER 31,       ENDED MARCH 31,
                               -------------------------------  ---------------
                                1994   1995     1996    1997     1997    1998
                               ------ -------  ------- -------  ------- -------
STATEMENT OF OPERATIONS DATA:
Total revenues...............  $3,881 $ 3,973  $12,802 $25,006  $ 4,103 $ 9,924
Gross profit.................   2,696   2,989    9,252  20,090    3,371   8,106
Income (loss) from opera-
 tions.......................      27  (2,424)      56    (490)      35    (171)
Net income (loss)............     138  (2,123)     387     514      224     135
Net income per basic share(1)
 ............................                          $  0.02  $  0.01 $   --
Net income per diluted
 share(1)....................                          $  0.01  $  0.01 $   --
Shares used to compute net
 income
 per basic share(1)..........                           30,700   30,700  30,700
Shares used to compute net
 income
 per diluted share(1)........                           41,743   41,064  45,231

                                                             MARCH 31, 1998
                                                         ----------------------
                                                         ACTUAL  AS ADJUSTED(2)
                                                         ------- --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....... $11,015
Working capital.........................................  13,069
Total assets............................................  25,917
Shareholders' equity....................................  14,765

-------
(1) See Note 2 of Notes to the Company's Consolidated Financial Statements for the calculation of basic and diluted net income per share.
(2) Gives effect to the sale of the     shares of Common Stock offered by the
    Company pursuant to the Offerings at an assumed initial public offering
    price of $    per share, after deducting the estimated underwriting
    discount and offering expenses. See "Use of Proceeds".

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered by this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The cautionary statements contained in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Important factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus.

POTENTIAL FLUCTUATION AND UNCERTAINTY OF QUARTERLY OPERATING RESULTS

  The Company's quarterly revenues and operating results have varied substantially and may continue to fluctuate due to a number of factors, including the timing, size and nature of the Company's licensing transactions; the market acceptance of new products or product enhancements by the Company or its competitors; product and price competition; the relative proportions of revenues derived from licenses and services and maintenance; changes in the Company's operating expenses; personnel changes; foreign currency exchange rates; and fluctuations in economic and financial market conditions. The timing, size and nature of individual licensing transactions are important factors in the Company's quarterly results of operations. Transactions for the Company's PKI solution often involve large expenditures, and the sales cycles for these transactions are often lengthy and unpredictable. In addition, the sales cycle associated with these transactions is subject to a number of uncertainties, including customers' budgetary constraints, the timing of customers' budget cycles and customers' internal approval processes. There can be no assurance that the Company will be successful in closing such large transactions on a timely basis or at all.

  Estimating future revenues is difficult because the Company ships its products soon after an order is received and as such does not have a significant backlog. Thus, quarterly license revenues are heavily dependent upon orders received and shipped within the same quarter. Moreover, the Company has generally recorded 70% to 80% of its total quarterly revenues in the third month of the quarter, with a concentration of revenues in the second half of that month. The Company expects that this concentration of revenues which is, in part, attributable to the tendency of certain customers to make significant capital expenditures at the end of a fiscal quarter and to sales patterns within the software industry, will continue for the foreseeable future.

  The Company's expense levels are based, in significant part, on its expectations as to future revenues and are largely fixed in the short term. As a result, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to the Company's expectations would have an immediate and material adverse effect on the Company's financial condition and results of operations for that quarter. In addition, the Company plans to increase operating expenses to expand its research and development, managerial, finance, sales and marketing and service and support organizations. The timing of such expansion and the rate at which new personnel become productive could cause material fluctuations in quarterly and annual results of operations.

  Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that results in any particular quarter are not necessarily indicative of future performance. Future revenues and results of operations may vary substantially from quarter to quarter. In future quarters the Company's results of operations may be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

LENGTHY SALES CYCLE; DELAYS IN DEPLOYMENT

  Implementing the Company's PKI solution is complex and often requires customers to make significant commitments of time and capital. During a potential customer's evaluation of available network security products, the Company spends substantial time, effort and resources educating the customer about the value of the Company's PKI solution. Sales of the Company's products require an extensive education and marketing effort throughout a customer's organization because decisions to acquire such products generally involve a significant number of customer personnel in various functional and geographic areas, each having specific and often conflicting requirements. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to favor a competing vendor or to delay or forego a purchase. As a result, the sales cycle for the Company's products is long, often ranging between six and nine months, and subject to significant risks, including customers' budgetary constraints and internal acceptance procedures, over which the Company has little or no control. Due to the lengthy sales cycle for its products, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large licensing transactions could have a material adverse effect on the Company's business, financial condition or results of operations.

  Achievement of the Company's financial and other strategic goals is also dependent upon the broad deployment of its PKI solution within enterprises once an initial sale has been made. Because the Company's products are deployed throughout the enterprise, the Company's customers have, from time to time, and may in the future, delay deployment of the Entrust PKI solution for a range of reasons, including delays in definition of applicable security policies and procedures, integration of the solution with other IT components or initiatives, coordination of the Entrust solution with business reengineering or other organizational changes and training of systems administrators and users. Delays in deployment, in turn, may limit the number of additional customer purchases and discourage the widespread adoption of the Company's products by other organizations.

RAPID TECHNOLOGICAL CHANGE; NEW PRODUCT AND SERVICE INTRODUCTIONS

  The emerging market for network security products and related services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging nature of this market and its rapid evolution will require the Company to improve the performance, features and reliability of its products and services, particularly in response to competitive offerings, and to be first to market with new products and services or enhancements to existing products and services. The success of new product introductions is dependent on several factors, including proper new product definition and differentiation, timely completion and introduction of new products, and market acceptance of the Company's new products and services. The Company may not be successful in developing and marketing new products and services that respond to competitive and technological developments and changing customer needs. The failure of the Company to develop and introduce new products and services successfully on a timely basis and to achieve market acceptance for such products and services could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the introduction of new technologies or advances in techniques for gaining unauthorized network access could render the Company's existing products obsolete or unmarketable. For example, any slowdown in the adoption of digital certificates, or the introduction of any alternative security infrastructures, because of the introduction of new technologies or otherwise, could have a material adverse effect on the Company's business, financial condition and long-term prospects. Advances in techniques by individuals and entities seeking to gain unauthorized access to networks could expose the Company's existing products to new and unexpected attacks and require accelerated development of new products or require the Company to invest resources in products that may not become profitable. The adoption of new formal standards, or the evolution of new de facto standards, could require the reconfiguration of the Company's products, reduce their technical competitiveness or impede their adoption and deployment. Failure to counter challenges to current products or introduce product offerings that keep pace with the technological changes introduced by competitors or persons seeking to breach information security could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Products and Product Development".

COMPETITION

  The Company's products are targeted at the new and rapidly evolving market for PKI solutions. Although the competitive environment in this market has yet to develop fully, the Company anticipates that it will be intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities of industry participants.

  Because of the broad functionality of its PKI solution, the Company competes with vendors offering a wide range of security products and services. The Company competes with companies offering commercial certification authority products and services, such as VeriSign, GTE Cybertrust Solutions, XCert and IBM in the market for issuing and maintaining digital certificates for use on public and private networks. Certain of these companies are primarily service providers rather than software solution vendors. The Company also competes with companies such as Baltimore Technologies of Ireland, which offer PKI product solutions for enterprises. In addition, the Company expects to compete with established companies, such as Security Dynamics and Network Associates, which have each announced their intention to introduce PKI products that would be integrated with their other security offerings, as well as Microsoft Corporation, which has announced its intention to offer a certificate server product building on its existing security framework in the near future. In addition, other major networking vendors could, in the future, bundle digital certificates with their product offerings. The Company also competes with most major networking device companies and firewall vendors in the emerging market for providing security across virtual private networks ("VPNs"). The Company expects that competition from established and emerging companies in the financial and telecommunications industries will also increase in the near term, and that certain of the Company's primary long-term competitors may not yet have entered the market. Increased competition could result in pricing pressures, reduced margins or the failure of the Company's products and services to achieve or maintain market acceptance, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom the Company has strategic relationships, to increase the ability of their products to address the security needs of the Company's prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, the Company's business, financial condition or results of operation could be materially adversely affected. The Company may also compete for sales of its Entrust products against its original equipment manufacturer ("OEM") licensees, who resell Entrust products under their own brand names. The Company contemplates offering other OEMs licenses to sell Entrust products provided under the licensee's own brand name and therefore may face further competition for sales revenues. See "Business--Sales, Marketing and Business Development". The Company's current and potential competitors may also develop network security products that are more effective than the Company's current or future products and the Company's technologies and products may be rendered obsolete by such developments. See "Business--Competition".

DEPENDENCE ON LARGE CUSTOMERS

  Historically, a limited number of customers has accounted for a significant percentage of the Company's revenues. In 1995, two customers accounted for 53% and 18% of revenues, respectively. In 1996, three customers accounted for an aggregate of 64% of revenues, and 29%, 20% and 15% of revenues, respectively. In 1997, three customers accounted for 19%, 12% and 11% of revenues, respectively. The Company anticipates that its results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, the Company anticipates that such customers will continue to vary over time, so that the achievement of the Company's long-term goals will require the Company to obtain additional significant customers on an ongoing basis. The failure of the Company to enter into a sufficient number of large licensing agreements during a particular period could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview".

MANAGEMENT OF GROWTH

  The Company is currently experiencing rapid growth that is placing a significant strain on its management and other resources. The Company's business has grown significantly in size and complexity over the past three years. Total revenues increased from $4.0 million in 1995 to $25.0 million in 1997. In addition, the number of employees increased from 41 to 248 during the same period. During 1997, the number of sales and marketing personnel increased from 23 to 87, and the Company expects to hire additional sales and marketing and other personnel during 1998. The growth in the size and complexity of the Company's business as well as its customer base has placed and is expected to continue to place a significant strain on the Company's management and operations. In addition, certain of the Company's senior management have had limited experience in managing publicly traded companies. The Company anticipates that continued growth, if any, will require it to recruit and hire a substantial number of new development, managerial, finance, sales and marketing and support personnel. The Company may not be successful at hiring or retaining such personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. The Company's personnel, systems, procedures and controls may not be adequate to support its operations. The geographic dispersal of the Company's operations, including the separation of its headquarters in Richardson, Texas, from its research and development facility in Ottawa, Canada, may make it more difficult to manage the Company's growth.

CHALLENGES OF R/3/ INTEGRATION

  On June 8, 1998, the Company completed the acquisition of r/3/ Security Engineering AG ("r/3/"), a company based in Zurich, Switzerland that provides consulting, applied research and product development services related to commercial security and encryption solutions. The combination of the two companies will require, among other things, integration and coordination of the companies, their respective research and development efforts, and other business operations. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may also be affected by linguistic and cultural differences, as well as the necessity of coordinating geographically separated organizations within differing regulatory environments. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined company. The inability of management to successfully integrate the operations of the two companies could have a material adverse effect on the Company's business, financial condition and results of operations.

INDUSTRY REGULATION

  Certain of the Company's products are subject to export controls under laws of the U.S., Canada and other countries, and the Company believes that it has obtained all necessary export approvals. There can be no assurance, however, that the list of products and countries for which exports are restricted, and the regulatory policies with respect thereto, will not be revised from time to time. The inability of the Company to obtain required government approvals under these regulations could materially adversely affect the ability of the Company to sell products abroad or make products available for sale via international computer networks such as the Internet. Furthermore, U.S. governmental controls on the exportation of encryption products and technology may in the future restrict the ability of the Company to freely export some of its products with the most powerful information security encryption technology. The Company is currently authorized under exemptions contained in an interim U.S. export procedure to export products with encryption technology that is more powerful than would be permitted in the absence of such authorization or interim procedure. There can be no assurance that the interim procedure, which expires on December 31, 1998, will be extended or that, if extended, the Company will continue to meet the qualifications for exemption thereunder. Furthermore, there can be no assurance that export versions of the Company's products will be sought by foreign customers. As a result, foreign competitors subject to less stringent export controls on their products may be able to compete more effectively than the Company in the global information security market. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Regulatory Matters".

  Due to the increasing popularity of the Internet and other computer networks, it is possible that laws and regulations may be enacted covering issues such as user privacy, pricing, content and quality of products and services. For example, the Telecommunications Act of 1996 prohibits the transmission over the Internet of certain types of information and content. The increased attention focused upon these issues as a result of the adoption of other laws or regulations may reduce the rate of growth of the Internet and other computer networks, which in turn could result in decreased demand for the Company's products or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the imposition of governmental regulations requiring the escrow and governmental recovery of private encryption keys, as has been proposed from time to time by various law enforcement agencies within the United States government, could have a substantial chilling effect on the acceptance and use of encryption products and public networks for secure communications, which, in turn, could result in decreased demand for the Company's products or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

  Under the current U.S. government policy, U.S. encryption export controls do not apply to encryption products which meet all of the following criteria: (i) are produced and exported from outside of the U.S.; (ii) do not contain U.S.- origin encryption technologies, unless such technologies are "publicly available"; (iii) do not contain U.S.-origin encryption source code, unless such source code is obtained in printed (i.e., "hard copy") form; (iv) are developed and produced without technical assistance from any U.S. person or entity; and (v) contain no more than a de minimis amount of U.S.-origin non-encryption software or technology. The Company believes, and has informed the U.S. government, that certain of the Company's products are exempt from U.S. encryption export restrictions under these criteria. The Company, however, has not obtained any formal U.S. government ruling that any of its products produced and shipped from outside the U.S. may be exempt from U.S. encryption export controls, and there can be no assurance that the U.S. government will refrain from asserting jurisdiction over one or more of the Company's products. Such a decision by the U.S. government to assert jurisdiction could result in penalties for past shipments and could restrict future sales of the Company's products outside the U.S. and Canada, having a potentially material adverse effect on the Company's business, financial condition and results of operations.

COMPETITIVE MARKET FOR TECHNICAL PERSONNEL

  The Company's future performance depends, in significant part, upon the continued service of its key scientific, technical, sales and management personnel. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not maintain key person life insurance policies on any of its employees. The Company's future success also depends on its continuing ability to attract and retain highly qualified scientific, technical, sales and managerial personnel. Competition for such personnel is intense, particularly in the field of cryptography, and there can be no assurance that the Company can retain its key scientific, technical, sales and managerial employees or that it can attract, motivate or retain other highly qualified scientific, technical, sales and managerial personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company's business, financial condition and results of operations could be materially adversely affected. See "Business--Employees".

RISKS REGARDING SALES STRATEGY; RELIANCE ON EVOLVING DISTRIBUTION CHANNELS

  To sell to its targeted markets, the Company has established, and intends to expand, a direct sales force. Unless the Company's direct sales force is able to generate significant additional revenues as it is expanded, the Company's operating results may be adversely affected while the Company incurs expenditures in hiring and training additional sales personnel. In addition, because the Company's products and target market require relatively experienced sales personnel, the Company may be unable to achieve its sales goals if it cannot identify and hire sufficient numbers of sales personnel with requisite industry experience, or train such personnel on a timely basis.

  Although direct sales have to date accounted for a majority of the Company's revenues, the Company has established, and intends to expand, a dedicated partnership program including technology partners, VARs, OEMs, service providers, development partners, distributors and other technology, marketing and sales partners. The Company's relationships with many of these partners have only been established recently. The Company therefore cannot yet evaluate the degree to which its partnership programs will facilitate the broad adoption of its PKI solution or provide alternate marketing and selling channels for the Company's products. In addition, the Company may not be able to manage potential conflicts among channel partners effectively, economic conditions or industry demand may adversely affect these or other indirect channels and one or more of its partners may devote greater resources to marketing and supporting the products of other companies.

RISKS ASSOCIATED WITH THE INFORMATION SECURITY MARKET

  The market for the Company's PKI solution is at an early stage of development. A decline in demand for the Company's products, whether as a result of competition, technology change, the public's perception of the need for security products, developments in the hardware and software environments in which these products operate, general economic conditions or other factors, could have a material adverse effect on the Company's business, financial condition or results of operations. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and in the number of organizations adopting or expanding intranets and extranets, the ability of their respective infrastructures to support an increasing number of users and services, the public recognition of the potential threat posed by computer hackers and other unauthorized users and the continued development of new and improved services for implementation across private and public networks. If the network systems or complementary products and services are not developed in a timely manner and, consequently, the market for the Company's products fails to grow or grows more slowly than the Company currently anticipates, its business, operating results and financial condition would be materially and adversely affected.

  A well-publicized actual or perceived breach of network or computer security at one of the Company's customers, regardless of whether such breach is attributable to the Company's products, could adversely affect the market's perception of the Company and the Company's products, and could have an adverse effect on the Company's business, financial condition or results of operations. In addition, although the effectiveness of the Company's products is not dependent upon the secrecy of its proprietary technology or licensed technology, the public disclosure of its proprietary technology could result in a perception of breached security and reduced effectiveness of the Company's products, which could have a material adverse effect on the Company's business, financial condition or results of operations.

  Any significant advance in techniques for decoding or "cracking" encrypted information could render some or all of the Company's existing products obsolete or unmarketable. The Company's PKI solution depends in part on the application of certain mathematical principles. The security afforded by the Company's encryption technology is predicated on the assumption that "factoring" of the composite of large prime numbers is difficult. If an "easy factoring" method is developed, the security afforded by the Company's encryption technology would be reduced or eliminated. There can be no assurance that such a development will not occur. Moreover, even if no breakthrough in factoring is discovered, factoring problems can theoretically be solved by computer systems having sufficient speed and power. If such improved techniques for decrypting encrypted information are developed or rendered possible by the increased availability of powerful computing resources, a material adverse effect on the Company's business, financial condition and results of operations could result.

RISKS OF ERROR OR FAILURES

  Products as complex as those offered by the Company may contain undetected errors, failures or bugs when first introduced or when new versions are released; such errors and failures may be detected at any point during the product life cycle. Many companies offering software products have in the past discovered failures and bugs in certain of their product offerings and have experienced delays or lost revenues during the period required to correct these errors. The computer technology environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming, especially with the many configurations and variations of equipment and operating systems in computer networks. Furthermore, despite testing by the Company and by others, products may contain errors, failures or bugs that are discovered only after commencement of commercial shipments by the Company. Errors, failure or bugs in the Company's products could result in adverse publicity, product returns, loss of or delay in market acceptance of the Company's products or claims by the customer or others against the Company. Alleviating such problems could require the Company to make significant expenditures of capital and resources and could cause interruptions, delays or cessation of service to the Company's customers. The Company attempts to limit its liability to customers, including liability arising from a failure of the security features contained in the Company's products, through contractual limitations of warranties and remedies. However, some courts have held similar contractual limitations of liability, or the "shrink-wrap licenses" in which they sometimes are embodied, to be unenforceable. Accordingly, there can be no assurance that such limitations will be enforced. The Company does not currently carry product liability insurance. The processes and methodologies used by computer hackers to access or sabotage networks and intranets are rapidly evolving and are generally not recognized until launched against one or more systems. Therefore, the Company, in most cases, is unable to anticipate the methodologies or tactics of hackers prior to their implementation. Any compromise of the security offered by the Company's products, in a single incident or a series of incidents, could have a material adverse effect on its business, operating results and financial condition. The publicity surrounding any security breaches could adversely affect the public perception of the security offered by the Company's PKI solution, which in turn could also have a material adverse effect on its business, financial condition and results of operations.

INTERNATIONAL SALES RISKS

  Although the Company has had limited sales outside of the U.S. and Canada, the Company expects to increase its sales in international markets. In order to expand international sales, the Company must establish additional foreign operations, hire additional personnel and establish relationships with additional partners. This expansion will require significant management attention and financial resources and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products and services. Although the Company's international sales are primarily denominated in U.S. dollars, the Company has significant payroll and other obligations that are denominated in Canadian dollars, and expects to incur an increasing percentage of obligations denominated in foreign currencies. A change in the value of the U.S. dollar relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets and could otherwise adversely affect the Company's ability to meet its foreign-currency-denominated obligations. Currently, the Company does not employ currency hedging strategies to reduce this risk. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or results of operations.

LIMITED PROTECTION OF PROPRIETARY RIGHTS AND DEPENDENCE ON LICENSED RIGHTS

  The Company relies on a combination of patent, trade secret, copyright and trademark laws, non-disclosure agreements and contractual provisions to establish and protect its proprietary rights. The Company also uses a printed "shrink-wrap" license for users of its products in order to protect certain of its copyrights and trade secrets. The Company attempts to protect its trade secrets and other proprietary information through agreements with suppliers, non-disclosure and non-competition agreements with employees and consultants and other security measures.

  There can be no assurance that the Company will seek patents on aspects of its technology relating to its information security products, that any such patents will be issued or that any such additional patents will be sufficiently broad to protect the Company's technology relating to its information security products. The status of computer-related patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by the Company will result in patents being issued or that its existing patents, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology, nor can there be any assurance that patents issued to the Company will not be infringed upon or designed around by others or that others will not obtain patents that the Company would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require the Company to obtain licenses to continue to use such technology. There can be no assurance that any such licenses that might be required for the Company's products would be available on reasonable terms, if at all.

  The Company relies on outside licensors, including RSA Data Security, Inc. ("RSA"), for patent and/or software license rights in encryption technology that is incorporated into and is necessary for the operation of the Company's products. The Company's success will depend in part on its continued ability to have access to such technologies that are or may become important to the functionality of its products. See "Business--Intellectual Property" and "Certain Transactions". Any inability to continue to procure or use such technology on terms similar to existing licenses could have a material adverse effect on the Company's business, financial condition and results of operations.

  Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Some courts have held that shrink-wrap licenses, because they are not signed by the licensee, are not enforceable. The Company's trade secrets or confidentiality agreements may not provide meaningful protection of the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or that the Company's technology will not infringe upon patents of other rights owned by others. The Company's inability to protect its proprietary rights could have a material adverse effect on the Company's business, financial condition or results of operations. Further, the Company may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries, and technology developed in such countries may not be protectable in jurisdictions where protection is ordinarily available.

  As the number of information security products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to claims of infringement or misappropriation of the intellectual property or proprietary rights of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products.

  Any claims or litigation, with or without merit, to defend or enforce the Company's intellectual property could be costly and could result in a diversion of management's attention, which could have a material adverse effect on the Company's business, financial condition or results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's business, financial condition or results of operations.

YEAR 2000 COMPLIANCE

  Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. Although the Company believes that its products and systems are Year 2000 compliant, the Company utilizes third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party equipment or software to be Year 2000 compliant could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds being available to implement the infrastructure needed to conduct trusted and secure communications and commerce over public and private networks or to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CONCENTRATION OF OWNERSHIP

  Upon completion of the Offerings, Northern Telecom Limited ("NTL") and its subsidiary, Northern Telecom Inc. ("NTI", and, together with NTL and its affiliates, "Nortel") will beneficially own approximately % of the Company's outstanding Common Stock, and three of the Company's five directors will be representatives of Nortel. Accordingly, Nortel will continue to have the ability to exercise significant control over the Company's affairs, including without limitation control over the election of the Company's directors. This concentration of ownership and Board representation may have the effect of delaying or preventing a change in control of the Company. In addition, under an agreement with the Company, Nortel may restrict the Company, for so long as Nortel maintains beneficial ownership of a majority of the voting power of the Company, from any act which may reasonably be anticipated to contravene any material instrument binding on Nortel, any order of any governmental body which has jurisdiction over Nortel or any of its assets, or any applicable law or regulation. See "Management", "Principal and Selling Stockholders" and "Certain Transactions".

BROAD DISCRETION AS TO USE OF PROCEEDS

  The Company intends to use the net proceeds, as determined by management in its sole discretion, for working capital and general corporate purposes, including product development and the possible acquisition of additional businesses and technologies that are complementary to the current or future business of the Company. The Company has not determined the specific allocation of the net proceeds among the various uses described above and, accordingly, investors in the Offerings will rely upon the judgment of the Company's management with respect to the use of proceeds. See "Use of Proceeds".

NO PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Common Stock is likely to be highly volatile and may be significantly and adversely affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or propriety rights, conditions and trends in the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. The public equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the stock of technology companies as a group but have been unrelated to the performance of particular companies. These broad market fluctuations, as well as shortfalls in sales or earnings as compared with securities analysts' expectations, changes in such analysts' recommendations or projections and general economic and market conditions, may materially and adversely affect the market price of the Common Stock. See "Underwriting".

DIVIDENDS

  No cash dividends have been paid on the Common Stock to date, and the Company does not anticipate paying dividends in the foreseeable future. See "Dividend Policy".

DILUTION

  Purchasers of shares of Common Stock in the Offerings will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution".

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Sales of substantial amounts of shares of Common Stock in the public market following the Offerings could adversely affect the market price of the Common Stock. All of the Company's directors, officers and stockholders, as well as all holders of options to purchase Common Stock, have agreed, pursuant to lock-up agreements with the Representatives of the Underwriters or, in the case of the option holders, pursuant to stock option agreements with the Company (collectively, the "Lock-Up Agreements"), not to offer, sell, contract to sell or otherwise dispose of their shares of Common Stock for 180 days after the date of the Prospectus. Goldman, Sachs & Co. may release all or any part of the shares subject to the Lock-Up Agreements at any time in its sole discretion and without notice. Upon expiration of such 180-day period, in addition to the shares of Common Stock offered hereby (and assuming no
exercise of outstanding options), approximately      additional shares of
Common Stock will be available for sale in the public market in accordance with Rules 144 or 701 under the Securities Act of 1933, as amended (the "Securities Act"). Promptly following the consummation of the Offerings, the
Company intends to register an aggregate of      shares of Common Stock
issuable under its stock plans. The Company is unable to predict the effect that sales made under Rule 144, or otherwise, may have on the then prevailing market price of the Common Stock. Following the Offerings, the holders of
approximately      shares of Common Stock are entitled to certain piggyback
and demand registration rights with respect to such shares. By exercising their registration rights, such holders could cause a large number of shares to be registered and sold in the public market. Sales pursuant to Rule 144 or other exemptions from registration, or pursuant to registration rights, may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. See "Description of Capital Stock", "Shares Eligible for Future Sale" and "Underwriting".

POTENTIAL ADVERSE EFFECT OF ANTI-TAKEOVER PROVISIONS; POSSIBLE ISSUANCE OF PREFERRED STOCK

  The Company's Articles of Incorporation and Bylaws contain provisions, including a staggered board of directors, that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. These provisions could limit the price that certain investors might be willing to pay for shares of the Common Stock and could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of the Company. See "Description of Capital Stock". The Company's Board of Directors also has the authority to issue up to 5,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. See "Description of Capital Stock--Preferred
Stock". The issuance of Preferred Stock could make it more difficult for a third party to acquire, or may discourage a third party from acquiring, a majority of the outstanding voting stock of the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company pursuant to the Offerings are estimated to be $ million, after deducting the estimated underwriting discount and offering
expenses and assuming an initial public offering price of $     per share. The
Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders hereunder. See "Principal and Selling Stockholders".

  The principal purposes of the Offerings are to establish a public market for the Common Stock, to facilitate future access by the Company to public equity markets and to obtain additional working capital.

  The Company intends to use the net proceeds of the Offerings for working capital and other general corporate purposes, including product development. The Company may also use a portion of the net proceeds of the Offerings to fund acquisitions of complementary businesses, products or technologies, although there are currently no commitments or agreements with respect to any such acquisitions. See "Risk Factors--Broad Discretion as to Use of Proceeds". Pending such use, the Company intends to invest the net proceeds of the Offerings in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its shares of Common Stock. The Company currently intends to retain all of its earnings, if any, to finance future growth and therefore does not anticipate paying cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on an actual basis, (ii) on a pro forma basis as described in
Note 2 below, and (iii) as further adjusted reflecting the issuance and sale
of the     shares of Common Stock offered hereby by the Company pursuant to
the Offerings, at an assumed initial public offering price of $    per share
and after deducting the estimated underwriting discount and offering expenses. See "Use of Proceeds". The capitalization information set forth in the table below is qualified by reference to the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                      MARCH 31, 1998
                                           -------------------------------------
                                                                    PRO FORMA
                                           ACTUAL(1) PRO FORMA(2) AS ADJUSTED(2)
                                           --------- ------------ --------------
                                                      (IN THOUSANDS)
Long-term debt (including current portion
 of long-term debt)......................   $ 1,446      $             $
                                            -------      ---           ---
Shareholders' equity:
 Preferred stock, $.01 par value;
  5,000,000 shares authorized, no shares
  issued or outstanding (actual); no
  shares issued or outstanding (pro forma
  and pro forma as adjusted).............       --
 Common stock, $.01 par value;
  100,000,000 shares authorized (pro
  forma and pro forma as adjusted);
  33,363,836 shares issued and
  outstanding (pro forma);     shares
  issued and outstanding (pro forma as
  adjusted)(3)...........................       --
 Series A common stock, $.01 par value;
  100,000,000 shares authorized;
  20,300,000 shares issued and
  outstanding (actual); no shares
  authorized, issued or outstanding (pro
  forma and pro forma as adjusted).......       203
 Series B common stock, $.01 par value;
  260,000 shares authorized; 221,052
  shares issued and outstanding (actual);
  no shares authorized, issued or
  outstanding (pro forma and pro forma as
  adjusted)..............................         2
 Series B non-voting common stock, $.01
  par value; 260,000 shares authorized;
  38,948 shares issued and outstanding
  (actual); no shares authorized, issued
  or outstanding (pro forma and pro forma
  as adjusted)...........................       --
 Special voting stock, $.01 par value;
  15,000,000 shares authorized; 7,700,000
  shares issued and outstanding..........        77
Additional paid-in capital...............    15,744
Accumulated other comprehensive income...       (47)
Accumulated deficit......................    (1,214)
                                            -------      ---           ---
Total shareholders' equity...............    14,765
                                            -------      ---           ---
Total capitalization.....................   $16,211      $             $
                                            =======      ===           ===

--------
(1) Assumes (i) the filing in July 1998 of Articles of Amendment to the Company's Articles of Incorporation increasing the authorized number of shares of Preferred Stock, Series A Common Stock and Special Voting Stock and (ii) the Company's four-for-one stock split in the form of a stock dividend, effective as of July 1998.

(2) Gives effect to (i) the conversion of all outstanding shares of the Company's Series B Common Stock and Series B Non-Voting Common Stock into an aggregate of 13,063,836 shares of Common Stock upon the closing of the Offerings and (ii) the filing upon the closing of the Offerings of the Company's Amended and Restated Articles of Incorporation eliminating the Company's Series B Common Stock and Series B Non-Voting Common Stock, redesignating the Company's Series A Common Stock as Common Stock and authorizing 100,000,000 shares of Common Stock.
(3) Excludes an aggregate of 7,228,920 shares of Common Stock reserved for issuance under the Company's Amended and Restated 1996 Stock Incentive Plan, of which 6,912,636 shares were subject to outstanding options as of March 31, 1998 at a weighted average exercise price of $2.45 per share. See "Management--Amended and Restated 1996 Stock Incentive Plan" and Note 8 of Notes to the Company's Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company as of March 31, 1998
was $14.8 million, or $    per share of Common Stock. Pro forma net tangible
book value per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities) by the number of shares of Common Stock outstanding, after giving effect to the conversion of the Company's Series B Common Stock and Series B Non-Voting Common Stock into an aggregate of 13,063,836 shares of Common Stock upon the closing of the Offerings and assuming the issuance of 7,700,000 shares of Common Stock to NTL upon the surrender of shares of the Company's Special Voting Stock and the concurrent exchange of Exchangeable Shares of Entrust Technologies Limited (the "Canadian Subsidiary"). After giving effect to the sale of the shares of Common Stock offered by the Company pursuant to the Offerings at an assumed initial public
offering price of $    per share and after deducting the estimated
underwriting discount and offering expenses, the pro forma net tangible book
value of the Company as of March 31, 1998 would have been $    million, or
$    per share. This represents an immediate increase in such pro forma net
tangible book value of $    per share to existing stockholders and an
immediate dilution of $    per share to new investors purchasing shares in the
Offerings. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less, respectively. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...................      $
     Pro forma net tangible book value per share prior to the
      Offerings...................................................... $
                                                                      ----
     Increase per share attributable to the Offerings................
   Pro forma net tangible book value per share after the Offerings...
                                                                           ----
   Dilution per share to new investors...............................      $
                                                                           ====

  The following table summarizes, as of March 31, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration paid per share by the existing stockholders and by the new investors based (for new investors) upon an assumed initial
public offering price of $    per share (before deducting the estimated
underwriting discount and offering expenses):

                         SHARES PURCHASED      TOTAL CONSIDERATION
                         -------------------   ---------------------
                                                                       AVERAGE PRICE
                         NUMBER    PERCENT      AMOUNT     PERCENT       PER SHARE
                         -------   ---------   ---------  ----------   -------------
Existing stockholders
 (1) ...................                     %  $                    %     $
New investors (1) ......
                          -------   ---------   ---------  ----------
  Total.................                100.0%  $               100.0%
                          =======   =========   =========  ==========

--------
(1) The net effect of sales by the Selling Stockholders in the Offerings will be to reduce the number of shares held by existing stockholders to
    shares, or   % of the total number of shares of Common Stock outstanding
    after the Offerings (or   shares and  % if the Underwriters' over-
    allotment option is exercised in full), and to increase the number of
    shares held by new investors to     shares, or   % of the total number of
    shares of Common Stock outstanding after the Offerings ( or    shares and
       % if the Underwriters' over-allotment option is exercised in full).

  As of March 31, 1998, there were also outstanding options to purchase an additional 6,912,636 shares of Common Stock at a weighted average exercise price of $2.45 per share. To the extent the foregoing options are exercised, there will be further dilution to new investors in the pro forma net tangible book value of their shares. See "Capitalization", "Management--Amended and Restated 1996 Stock Incentive Plan" and Note 8 of Notes to the Company's Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below for the years ended December 31, 1995, 1996 and 1997 and at December 31, 1996 and 1997 are derived from the Company's Consolidated Financial Statements, which appear elsewhere in this Prospectus, and which have been audited by Deloitte & Touche Chartered Accountants. The selected consolidated financial data set forth below for the year ended December 31, 1994 and as of December 31, 1994 and 1995 are derived from the Company's audited financial statements, which are not included in this Prospectus. The selected consolidated financial data for the three months ended March 31, 1997 and 1998 and as of March 31, 1998 are derived from unaudited financial statements of the Company which appear elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the Company's Consolidated Financial Statements and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations for those periods. The operating results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year ending December 31, 1998. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                               THREE MONTHS
                                 YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                              ------------------------------  ---------------
                               1994   1995     1996   1997     1997     1998
                              ------ -------  ------ -------  -------  -------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DA-
 TA:
Revenues:
 License....................  $1,194 $ 1,845  $8,689 $16,486  $ 2,632  $ 7,681
 Services and maintenance...   2,687   2,128   4,113   8,520    1,471    2,243
                              ------ -------  ------ -------  -------  -------
   Total revenues...........   3,881   3,973  12,802  25,006    4,103    9,924
                              ------ -------  ------ -------  -------  -------
Cost of revenues:
 License....................       6      34     393     502      104      342
 Services and maintenance...   1,179     950   3,157   4,414      628    1,476
                              ------ -------  ------ -------  -------  -------
   Total cost of revenues...   1,185     984   3,550   4,916      732    1,818
                              ------ -------  ------ -------  -------  -------
Gross profit................   2,696   2,989   9,252  20,090    3,371    8,106
                              ------ -------  ------ -------  -------  -------
Operating expenses:
 Sales and marketing........   1,083   1,914   3,858  11,193    1,698    4,931
 Research and development...     898   2,287   2,874   5,692      952    2,283
 General and administra-
  tive......................     688   1,212   2,464   3,695      686    1,063
                              ------ -------  ------ -------  -------  -------
   Total operating ex-
    penses..................   2,669   5,413   9,196  20,580    3,336    8,277
                              ------ -------  ------ -------  -------  -------
Income (loss) from opera-
 tions......................      27  (2,424)     56    (490)      35     (171)
Interest income.............     --      --      --      723      209      146
                              ------ -------  ------ -------  -------  -------
Income (loss) before (provi-
 sion) benefit for income
 taxes......................      27  (2,424)     56     233      244      (25)
(Provision) benefit for in-
 come taxes.................     111     301     331     281      (20)     160
                              ------ -------  ------ -------  -------  -------
Net income (loss)...........  $  138 $(2,123) $  387 $   514  $   224  $   135
                              ====== =======  ====== =======  =======  =======
Net income per basic
 share(1)...................                         $  0.02  $  0.01  $   --
Net income per diluted
 share(1)...................                         $  0.01  $  0.01  $   --
Shares used in basic per
 share computation(1).......                          30,700   30,700   30,700
Shares used in diluted per
 share computation(1).......                          41,743   41,064   45,231

                                               DECEMBER 31,
                                       ------------------------------ MARCH 31,
                                        1994   1995   1996     1997     1998
                                       ------ ------ -------  ------- ---------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
 investments.........................  $  --  $  --  $   --   $12,638  $11,015
Working capital (deficit)............   1,831  1,016  (1,186)  13,707   13,069
Total assets.........................   2,231  2,190   3,687   24,757   25,917
Shareholders' equity (deficit).......   2,095  1,672     (60)  14,662   14,765

-------
(1) See Note 2 of Notes to the Company's Consolidated Financial Statements for the calculation of basic and diluted net income per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company develops, markets and sells products and services that allow enterprises to manage trusted, secure electronic communications and transactions over today's advanced networks, including the Internet, extranets and intranets. The Entrust solution automates the management of digital certificates, which are similar to electronic passports, through PKI technology designed to assure the privacy and authenticity of internal and external electronic communications. The Entrust PKI is an integrated, open and scalable software framework that operates across multiple platforms, network devices and applications, including e-mail, browsers, electronic commerce, electronic forms, remote access and other product offerings from leading vendors.

  The Company was originally established in January 1994 as the Secure Networks group of NTL and its subsidiary, NTI, to pursue the development and sale of PKI products. During December 1996, Nortel restructured its Secure Networks group by incorporating Entrust Technologies Inc. in Maryland and Entrust Technologies Limited in Ontario, Canada. The assets and business of the Secure Networks group within NTI and NTL were then transferred to Entrust Technologies Inc. and Entrust Technologies Limited, respectively. As a result of the restructuring and concurrent private placement described below, Entrust Technologies Inc. became a majority-owned subsidiary of NTI, and Entrust Technologies Limited became a majority-owned subsidiary of Entrust Technologies Inc., with NTL possessing a minority interest in such subsidiary. The Company's revenues consist of license revenues and services and maintenance revenues. License revenues consist of fees for the license of the Company's products; services revenues consist of fees for consulting and training and maintenance revenues are fees for post-contract support ("maintenance"). The Company's revenues have increased from $4.0 million in 1995 to $25.0 million in 1997, and from $4.1 million for the three months ended March 31, 1997 to $9.9 million for the three months ended March 31, 1998.

  The Company generates revenues primarily from licensing the rights to its software products to enterprise customers and from sublicense fees from resellers. In October 1997, the American Institute of Certified Public Accountants issued a Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition", which the Company adopted, effective January 1, 1998, which has had no effect on the Company's method of recognizing revenues. Prior to 1997, the Company's revenue recognition policy was in accordance with the provisions of the previous authoritative guidance provided by SOP 91-1, "Software Revenue Recognition".

  Revenues from perpetual software license agreements are recognized as revenues upon receipt of an executed license agreement (or an unconditional order under an existing license agreement), and shipment of the software, if there are no significant remaining vendor obligations and collection of the receivable is probable.

  Consulting and training revenues are generally recognized as the services are performed. Consulting services are typically performed under separate service agreements and are usually performed on a time and material basis. Such services primarily consist of implementation services related to the installation and deployment of the Company's products and do not include significant customization or development of the underlying software code.

  Revenues from maintenance are recognized ratably over the term of the maintenance period, which is typically one year. If maintenance services are included free of charge or discounted in a license agreement, such amounts are unbundled from the license fee at their fair market value based upon the value established by independent sales of such maintenance to customers.

  In any period a significant portion of the Company's revenues may be derived from large sales to a limited number of customers. In 1995, two customers accounted for 53% and 18% of revenues, respectively. In 1996, three customers accounted for an aggregate of 64% of revenues, and 29%, 20% and 15% of revenues, respectively. In 1997, three customers accounted for 19%, 12% and 11% of revenues, respectively. The customer that accounted for 29% of 1996 revenues accounted for 19% of 1997 revenues. See "Risk Factors--Dependence on Large Customers".

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain consolidated statement of operations data expressed as a percentage of revenues:

                                                          THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,          MARCH 31,
                              --------------------------  ------------------
                               1995      1996     1997      1997       1998
                              -------   -------  -------  ---------  ---------
   STATEMENT OF OPERATIONS
    DATA:
   Revenues:
     License................     46.4%     67.9%    65.9%      64.1%      77.4%
     Services and mainte-
      nance.................     53.6      32.1     34.1       35.9       22.6
                              -------   -------  -------  ---------  ---------
       Total revenues.......    100.0     100.0    100.0      100.0      100.0
                              -------   -------  -------  ---------  ---------
   Cost of revenues:
     License................      0.9       3.0      2.0        2.5        3.4
     Services and mainte-
      nance.................     23.9      24.7     17.7       15.3       14.9
                              -------   -------  -------  ---------  ---------
       Total cost of reve-
        nues................     24.8      27.7     19.7       17.8       18.3
                              -------   -------  -------  ---------  ---------
   Gross profit.............     75.2      72.3     80.3       82.2       81.7
                              -------   -------  -------  ---------  ---------
   Operating expenses:
     Sales and marketing....     48.2      30.1     44.8       41.4       49.7
     Research and develop-
      ment..................     57.6      22.4     22.7       23.2       23.0
     General and administra-
      tive..................     30.5      19.3     14.7       16.7       10.7
                              -------   -------  -------  ---------  ---------
       Total operating ex-
        penses..............    136.3      71.8     82.2       81.3       83.4
                              -------   -------  -------  ---------  ---------
   Income (loss) from opera-
    tions...................    (61.1)      0.5     (1.9)       0.9       (1.7)
   Interest income..........      --        --       2.9        5.1        1.5
                              -------   -------  -------  ---------  ---------
   Income (loss) before
    (provision) benefit for
    income taxes............    (61.1)      0.5      1.0        6.0       (0.2)
   (Provision) benefit for
    income taxes............      7.6       2.5      1.1       (0.5)       1.6
                              -------   -------  -------  ---------  ---------
   Net income (loss)........    (53.5)%     3.0%     2.1%       5.5%       1.4%
                              =======   =======  =======  =========  =========

THREE MONTHS ENDED MARCH 31, 1997 AND 1998

  REVENUES

  Total revenues increased 142% from $4.1 million for the three months ended March 31, 1997 to $9.9 million for the three months ended March 31, 1998. Revenues derived from sales outside North America, primarily Europe, accounted for 1% and 18% of total revenues for the three months ended March 31, 1997 and 1998, respectively. The Company plans to expand its international operations by hiring additional personnel, recruiting international resellers and establishing additional operations abroad, and, accordingly, the Company anticipates that international revenues will increase in absolute dollars and as a percentage of total revenues during 1998.

  LICENSE REVENUES. License revenues increased 192% from $2.6 million for the three months ended March 31, 1997 to $7.7 million for the three months ended March 31, 1998, representing 64% and 77% of total revenues in the respective periods. The increase in license revenues in absolute dollars was primarily attributable to increased market awareness and acceptance of the Company's products, continued enhancement and development of the Company's product offerings and increased sales and marketing activities. The increase in license revenues as a percentage of total revenues reflected the Company's continued focus on the product side of its business and the increased use of third-party consulting firms and systems integrators to provide implementation services to its customers.

  SERVICES AND MAINTENANCE REVENUES. Services and maintenance revenues increased 52% from $1.5 million for the three months ended March 31, 1997 to $2.2 million for the three months ended March 31, 1998, representing 36% and 23% of total revenues in the respective periods. The increase in services and maintenance revenues was primarily the result of an increase in demand for consulting services and customer support and, to a lesser extent, training services associated with increased sales of the Company's applications.

  COST OF REVENUES

  COST OF LICENSE REVENUES. Cost of license revenues consists primarily of costs associated with product media, documentation, packaging and royalties to third-party software vendors. Cost of license revenues increased from $104,000 for the three months ended March 31, 1997 to $342,000 for the three months ended March 31, 1998, representing 4% of license revenues for each period.

  COST OF SERVICES AND MAINTENANCE REVENUES. Cost of services and maintenance revenues consists primarily of personnel costs associated with customer support, training and consulting services, as well as costs paid to third-party consulting firms for those services. Cost of services and maintenance revenues increased from $628,000 for the three months ended March 31, 1997 to $1.5 million for the three months ended March 31, 1998, representing 43% and 66% of services and maintenance revenues for each respective period. The increase in absolute dollars reflects the increased costs associated with the higher levels of services and maintenance revenues during the three months ended March 31, 1998. The increase as a percentage of revenues during the three months ended March 31, 1998 reflects the hiring of additional service personnel to provide consulting and other services to the Company's customers and partners.

  OPERATING EXPENSES

  SALES AND MARKETING. Sales and marketing expenses consist primarily of personnel costs associated with the selling and marketing of the Company's products, including salaries, commissions and travel and entertainment. Such expenses also include the cost of advertising, trade shows and marketing and promotional materials. Sales and marketing expenses increased from $1.7 million for the three months ended March 31, 1997 to $4.9 million for the three months ended March 31, 1998, representing 41% and 50% of total revenues in the respective periods. The increase in sales and marketing expenses in absolute dollars and as a percentage of revenues reflected the Company's continued focus on increasing direct sales and marketing expenditures to address certain international and vertical markets. In addition, the Company increased the number of employees in sales and marketing from 37 at March 31, 1997 to 107 at March 31, 1998. The Company also launched a new seminar series and participated in a major trade show during the three months ended March 31, 1998. The Company is in the process of significantly expanding its direct sales force in North America and Europe and anticipates that sales and marketing expenses will increase in absolute dollars and as a percentage of revenues over the year.

  RESEARCH AND DEVELOPMENT. Research and development expenses include software development costs and consist primarily of personnel costs associated with the Company's engineers, cryptographers and contractors. Research and development expenses increased from

$952,000 for the three months ended March 31, 1997 to $2.3 million for the three months ended March 31, 1998, representing 23% of total revenues for both periods. The increase in research and development expenses in absolute dollars was primarily the result of increased staffing and the associated support cost of software engineers, cryptographers and contractors in connection with the expansion and enhancement of the Company's product line and for quality assurance and testing. The Company believes that it must continue to invest in research and development in order to maintain its technological leadership position and, accordingly, expects research and development expenses to continue to increase in absolute dollars as it hires additional experienced security experts and software engineers.

  In accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company has evaluated the establishment of technological feasibility of its various products during the development phase. The time period during which costs could be capitalized from the point of reaching technological feasibility, which has been defined as development of a beta model, until the time of general product release is very short, and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all product development expenses to operations in the period incurred.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel costs related to management, accounting and human resources, and the associated overhead costs. General and administrative expenses increased from $686,000 for the three months ended March 31, 1997 to $1.1 million for the three months ended March 31, 1998, representing 17% and 11% of total revenues in the respective periods. This increase in absolute dollars was primarily due to increased staffing and related expenditures required to enhance the infrastructure to support the Company's growth.

  INTEREST INCOME

  Interest income of $209,000 and $146,000 for the three months ended March 31, 1997 and 1998, respectively, reflected investment income earned on the proceeds from the Company's private placement of Series B Common Stock in January 1997.

  PROVISION FOR INCOME TAXES

  The Company recorded a provision for income taxes of $20,000 for the three months ended March 31, 1997 and a benefit of $160,000 for the three months ended March 31, 1998. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109. The effective income tax rate differed from the statutory income tax rate in both periods primarily due to the impact of the Canadian research and development tax credits claimed.

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  REVENUES

  Total revenues increased 222% from $4.0 million in 1995 to $12.8 million in 1996 and increased 95% from $12.8 million in 1996 to $25.0 million in 1997. Revenues derived from sales outside North America, primarily Europe, accounted for less than 1% of total revenues in 1995 and 4% and 5% of total revenues in 1996 and 1997, respectively.

  LICENSE REVENUES. License revenues increased from $1.8 million in 1995 to $8.7 million in 1996 and $16.5 million in 1997, representing 46%, 68% and 66% of total revenues in the respective periods. The increase in license revenues in absolute dollars was primarily attributable to increased market awareness and acceptance of the Company's products, continued enhancement and development of the Company's product offerings and increased sales and marketing activities.

  SERVICES AND MAINTENANCE REVENUES. Services and maintenance revenues increased from $2.1 million in 1995 to $4.1 million in 1996 and $8.5 million in 1997, representing 54%, 32% and 34% of total revenues in the respective periods. The increase in services and maintenance revenues in absolute dollars was primarily the result of an increase in demand for consulting and systems implementation services from customers purchasing the Company's products for enterprise-wide implementations, and an increase in maintenance revenues from a larger installed product base. Services and maintenance revenues in 1996 and 1997 included revenues from a significant custom development software agreement with the Canadian government, which is being recognized on the percentage-of-completion basis through 1999. The Company did not enter into any significant custom development software arrangements during 1997 and does not expect such arrangements to be significant to services and maintenance revenues in the future. As the Company continues to implement its strategy of encouraging third-party organizations such as systems integrators to become proficient in implementing the Company's products, consulting revenues as a percentage of services and maintenance revenues may decrease.

  COST OF REVENUES

  COST OF LICENSE REVENUES. Cost of license revenues increased from $34,000 in 1995 to $393,000 in 1996 and $502,000 in 1997, representing 2%, 5% and 3% of license revenues in the respective periods.

  COST OF SERVICE AND MAINTENANCE REVENUES. Cost of services and maintenance revenues increased from $950,000 in 1995 to $3.2 million in 1996 and $4.4 million in 1997, representing 45%, 77% and 52% of services and maintenance revenues in the respective periods. The increase in cost of services and maintenance revenues as a percentage of services and maintenance revenues in 1996 resulted primarily from several system integration arrangements in which the Company provided customers with turnkey solutions that included system hardware components in addition to software installation and implementation services. The Company does not anticipate any arrangements in the future that would include such hardware components as part of the solution provided to its customers.

  OPERATING EXPENSES

  SALES AND MARKETING. Sales and marketing expenses increased from $1.9 million in 1995 to $3.9 million in 1996 and $11.2 million in 1997, representing 48%, 30% and 45% of total revenues in the respective periods. The increase in absolute dollars was primarily related to the expansion of the Company's sales and marketing resources, increased commission expenses as a result of higher sales levels and increased marketing activities, including trade show, direct mail and other promotional expenses.

  RESEARCH AND DEVELOPMENT. Research and development expenses increased from $2.3 million in 1995 to $2.9 million in 1996 and $5.7 million in 1997. As a percentage of total revenues, research and development expenses were 58%, 22% and 23%, in 1995, 1996 and 1997, respectively. The increase in research and development expenses in absolute dollars was primarily the result of increased staffing and associated support costs of software engineers, cryptographers and contractors in connection with the expansion and enhancement of the Company's product line and for quality assurance and testing.

  GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $1.2 million in fiscal 1995 to $2.5 million in 1996 and $3.7 million in 1997, representing 31%, 19% and 15% of total revenues in the respective periods. The increase in general and administrative expense in absolute dollars was primarily due to increased staffing and related expenditures required to enhance the infrastructure to support the Company's growth.

  INTEREST INCOME

  Interest income of $723,000 in 1997 reflected investment income earned on the proceeds from the Company's private placement of Series B Common Stock in January 1997.

  PROVISION FOR INCOME TAXES

  The Company recorded income tax benefits of $301,000 in 1995 and $331,000 in 1996 and recorded a provision for income taxes of $281,000 for 1997. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109. The effective income tax rates differed from the statutory income tax rates primarily due to the impact of the Canadian research and development tax credits claimed.

SELECTED QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter in the future due to a variety of factors. Estimating future revenues is difficult because the Company ships its products soon after an order is received and as such does not have a significant backlog. Thus, quarterly license revenues are heavily dependent upon orders received and shipped within the same quarter. Moreover, the Company has generally recorded 70% to 80% of its total quarterly revenues in the third month of the quarter, with a concentration of revenues in the second half of that month. This concentration of revenues is, in part, attributable to the tendency of certain customers to make significant capital expenditures at the end of a fiscal quarter and to sales patterns within the software industry. The Company expects these revenue patterns to continue for the foreseeable future. In addition, quarterly license revenues are dependent on the timing of revenue recognition, which can be affected by many factors, including the timing of customer installations and the fulfillment of acceptance criteria. In this regard, the Company has from time to time experienced delays in recognizing revenues with respect to certain orders. Despite the uncertainties in its revenue patterns, the Company's operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately ratable basis throughout the quarter. As a result, if expected revenues are deferred or otherwise not realized in a quarter for any reason, the Company's business, operating results and financial condition would be materially adversely affected.

  The following tables set forth the Company's statement of operations data for each of the five quarters in the period ended March 31, 1998, as well as the percentage of the Company's total revenues represented by each item. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere in this Prospectus and, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                THREE MONTHS ENDED
                                   ----------------------------------------------
                                   MAR. 31, JUNE 30, SEPT. 30,  DEC. 31, MAR. 31,
                                     1997     1997     1997       1997     1998
                                   -------- -------- ---------  -------- --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
 License.........................   $2,632   $3,045   $4,949     $5,860   $7,681
 Services and maintenance........    1,471    2,743    2,137      2,169    2,243
                                    ------   ------   ------     ------   ------
   Total revenues................    4,103    5,788    7,086      8,029    9,924
                                    ------   ------   ------     ------   ------
Cost of revenues:
 License.........................      104      125      131        142      342
 Services and maintenance........      628    1,483    1,174      1,129    1,476
                                    ------   ------   ------     ------   ------
   Total cost of revenues........      732    1,608    1,305      1,271    1,818
                                    ------   ------   ------     ------   ------
Gross profit.....................    3,371    4,180    5,781      6,758    8,106
                                    ------   ------   ------     ------   ------
Operating expenses:
 Sales and marketing.............    1,698    2,301    3,528      3,666    4,931
 Research and development........      952    1,125    1,700      1,915    2,283
 General and administrative......      686      793    1,026      1,190    1,063
                                    ------   ------   ------     ------   ------
   Total operating expenses......    3,336    4,219    6,254      6,771    8,277
                                    ------   ------   ------     ------   ------
Income (loss) from operations....       35      (39)    (473)       (13)    (171)
Interest income..................      209      206      164        144      146
                                    ------   ------   ------     ------   ------
Income (loss) before (provision)
 benefit for income taxes........      244      167     (309)       131      (25)
(Provision) benefit for income
 taxes...........................      (20)       5      226         70      160
                                    ------   ------   ------     ------   ------
Net income (loss)................   $  224   $  172   $  (83)    $  201   $  135
                                    ======   ======   ======     ======   ======
Net income (loss) per share
 Basic...........................   $ 0.01   $ 0.01   $  --      $ 0.01   $  --
                                    ======   ======   ======     ======   ======
 Diluted.........................   $ 0.01   $  --    $  --      $  --    $  --
                                    ======   ======   ======     ======   ======
Shares used in per share computa-
 tion
 Basic...........................   30,700   30,700   30,700     30,700   30,700
                                    ======   ======   ======     ======   ======
 Diluted.........................   41,064   41,064   41,869     41,908   45,231
                                    ======   ======   ======     ======   ======
                                                THREE MONTHS ENDED
                                   ----------------------------------------------
                                   MAR. 31, JUNE 30, SEPT. 30,  DEC. 31, MAR. 31,
                                     1997     1997     1997       1997     1998
                                   -------- -------- ---------  -------- --------
STATEMENT OF OPERATIONS DATA:
Revenues:
 License.........................     64.1%    52.6%    69.8%      73.0%    77.4%
 Services and maintenance........     35.9     47.4     30.2       27.0     22.6
                                    ------   ------   ------     ------   ------
   Total revenues................    100.0    100.0    100.0      100.0    100.0
                                    ------   ------   ------     ------   ------
Cost of revenues:
 License.........................      2.5      2.2      1.8        1.8      3.4
 Services and maintenance........     15.3     25.6     16.6       14.0     14.9
                                    ------   ------   ------     ------   ------
   Total cost of revenues........     17.8     27.8     18.4       15.8     18.3
                                    ------   ------   ------     ------   ------
Gross profit.....................     82.2     72.2     81.6       84.2     81.7
                                    ------   ------   ------     ------   ------
Operating expenses:
 Sales and marketing.............     41.4     39.8     49.8       45.7     49.7
 Research and development........     23.2     19.4     24.0       23.9     23.0
 General and administrative......     16.7     13.7     14.5       14.8     10.7
                                    ------   ------   ------     ------   ------
   Total operating expenses......     81.3     72.9     88.3       84.4     83.4
                                    ------   ------   ------     ------   ------
Income (loss) from operations....      0.9     (0.7)    (6.7)      (0.2)    (1.7)
Interest income..................      5.1      3.6      2.3        1.8      1.5
                                    ------   ------   ------     ------   ------
Income (loss) before (provision)
 benefit for income taxes........      6.0      2.9     (4.4)       1.6     (0.2)
(Provision) benefit for income
 taxes...........................     (0.5)     0.1      3.2        0.9      1.6
                                    ------   ------   ------     ------   ------
Net income (loss)................      5.5%     3.0%    (1.2)%      2.5%     1.4%
                                    ======   ======   ======     ======   ======

  License revenues have increased in each of the five quarters in the period ended March 31, 1998. As a result of the increased acceptance of the Company's product offerings and expansion of the Company's sales and marketing efforts during the past five quarters, license revenues as a percentage of total revenues increased from 70% for the quarter ended September 30, 1997 to 73% and 77% for the quarters ended December 31, 1997 and March 31, 1998, respectively. Cost of license revenues varies from period to period primarily due to the amount of royalties payable by the Company to third-party software suppliers. Services and maintenance revenues have decreased as a percentage of total revenues since the quarter ended March 31, 1997, except for the higher percentage in the quarter ended June 30, 1997. Services and maintenance revenues for the quarter ended June 30, 1997 included revenues from the hardware components of two system integration projects, which contributed to the increase in services and maintenance revenues in absolute dollars and as a percentage of total revenues compared to the other three-month periods. Cost of services and maintenance revenues has been comparable for all periods other than the quarter ended June 30, 1997, which included the higher costs of the hardware components previously discussed. The increase in operating expenses in absolute dollars for each quarter from $3.3 million for the quarter ended March 31, 1997 to $8.3 million for the quarter ended March 31, 1998 reflected the Company's investment in growing the organization. The number of employees has increased each quarter for the last five quarters and such increases are expected to continue for the foreseeable future.

  The Company intends to continue to increase its research and development expenditures in order to pursue its strategy of maintaining technological leadership in the PKI market. The Company also intends to increase sales and marketing expenditures significantly as it expands its domestic and international sales and marketing staff and develops indirect sales and distribution channels. In addition, general and administrative expenses have increased each quarter since the quarter ended March 31, 1997 as the Company invested in the infrastructure needed to support its growing operations. Accordingly, to the extent that continued increases in such expenses are not accompanied by increased revenues, the Company's operating results and financial condition may be materially adversely affected.

R/3/ ACQUISITION

  On June 8, 1998, the Company completed the acquisition of r/3/, a company based in Zurich, Switzerland that provides consulting, applied research and product development services related to commercial security and encryption solutions. Pursuant to the Share Purchase Agreements dated May 30, 1998, entered into between the Company and the shareholders of r/3/, the Company agreed to acquire all the outstanding shares of r/3/ in exchange for an aggregate of 1,167,288 shares of the Company's Common Stock and cash consideration of approximately $4.4 million. In the event the Common Stock is not listed on a national securities market or exchange within one year after the closing of the acquisition, the r/3/ shareholders have the right to require the Company to repurchase the Common Stock at $14.58 per share. Additionally, if the average closing price of the Company's Common Stock after the first 10 days of trading following the Company's initial public offering (the "Market Price") is less than $12.08, then the Company will be required to pay the difference between the Market Price and $12.08 to the r/3/ shareholders in cash or in additional stock. In the event the Market Price is less than $12.08, the Company intends to pay the r/3/ shareholders in cash. This acquisition was recorded under the purchase method of accounting, and, therefore, the results of operations of r/3/ and the fair value of the acquired assets and liabilities will be included in the Company's financial statements beginning on the acquisition date. Upon consummation of the acquisition, r/3/ became a wholly owned subsidiary of the Company. In connection with the acquisition, the Company is in the process of obtaining an appraisal of the intangible assets, which is expected to result in a significant portion of the purchase price being allocated to in-process research and development, which will be expensed in the quarter ending June 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

  The Company operated as a division of Nortel from its inception in 1994 until December 1996, when it was separately incorporated as part of the financing described below. See Note 1 of Notes to the Company's Consolidated Financial Statements. As such, all of the Company's investing and financing activities were handled through Nortel's centrally managed treasury function. Therefore, the Company did not maintain separate cash balances until December 31, 1996. At the close of business on December 31, 1996, Nortel transferred to the Company certain assets, liabilities, intellectual property rights, licenses and contracts of the Secure Networks group of Nortel. In exchange, Nortel received 20,300,000 shares of the Company's Common Stock and 7,700,000 shares of the Company's Special Voting Stock. See "Certain Transactions". In January 1997, the Company issued an aggregate of 260,000 shares of its Series B Common Stock and Series B Non-Voting Common Stock in a private placement for an aggregate consideration of $24.0 million, net of the costs and expenses of the private placement. The Company used approximately $8.0 million of the net proceeds of the private placement to repay certain intercompany debt.

  The Company used cash of $1.2 million and $2.1 million for operating activities in 1995 and 1997 and generated cash of $2.8 million from operating activities in 1996. The use of cash in 1995 was primarily a result of the net loss for the period of $2.1 million, offset in part by a decrease in accounts receivable and an increase in accounts payable. In 1997, the $2.1 million use of cash for operating activities was due primarily to increases in accounts receivable of $4.7 million and other receivables of $2.1 million, which were offset in part by the net income, and increases in current liabilities for the same period. The increase in accounts receivable resulted from the growth in revenues during the same period and the timing of revenue recognition during the quarters within the period. The cash generated from operating activities in 1996 resulted primarily from the generation of net income for the year of $387,000 and increases in deferred revenues and accrued liabilities. The Company generated cash of $4.0 million from operating activities for the three months ended March 31, 1997 and used cash of $1.2 million for operating activities for the same period in 1998. The cash generated for the three months ended March 31, 1998 resulted from increases in amounts due to Nortel for expenses incurred by Nortel on behalf of the Company and increases in accrued payables. The increase in cash used for operating activities for the three months ended March 31, 1998 was related primarily to an increase in accounts receivable of $3.2 million. The average days sales outstanding increased from 59 days at December 31, 1996 to 80 and 94 days at December 31, 1997 and March 31, 1998, respectively. The increase in days sales outstanding was primarily attributable to an increase in the number of license transactions closing at quarter end. The level of accounts receivable at each quarter end will be affected by the concentration of revenues in the final weeks of each quarter and may be negatively affected by the expanded international revenues in relation to total revenues as licenses to international customers often have longer payment terms.

  The Company's uses of cash for investing activities were for the purchase of fixed assets and totaled $536,000, $693,000, $895,000 and $389,000 for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1998, respectively. In 1997, the Company invested $8.6 million in short-term investments, net of $3.7 million of dispositions of short-term investments. Cash provided from investing activities for the three months ended March 31, 1998 included $3.0 million from dispositions of short-term investments, net of purchases of $3.9 million of short-term investments.

  During 1995, 1996 and 1997, the Company's financing activities were primarily transfers of cash to and from Nortel, except for the net proceeds of $16.0 million from the sale of Series B Common Stock in 1997.

  As of March 31, 1998, the Company's principal sources of liquidity were its cash and cash investments of $11.0 million. The Company believes that the net proceeds from the sale of Common Stock offered by the Company together with cash from operations and existing cash and cash equivalent balances will be sufficient to meet its cash needs for at least the next 12 months.

                                   BUSINESS

  Entrust develops, markets and sells products and services that allow enterprises to manage trusted, secure electronic communications and transactions over today's advanced networks, including the Internet, extranets and intranets. The Entrust solution automates the management of digital certificates, which are similar to electronic passports, through PKI technology designed to assure the privacy and authenticity of internal and external electronic communications. The Entrust PKI is an integrated, open and scalable software framework that operates across multiple platforms, network devices and applications, including e-mail, browsers, electronic commerce, electronic forms, remote access and other product offerings from leading vendors. The Company's product suite was first released in 1994, and has since been licensed for use in global enterprises and government entities such as the Canadian government, Citibank, the FDIC, J.P. Morgan, NASA, the Republic of Singapore and the United Kingdom Post. In addition, over three million Entrust certificates have been issued to date for use by the Company's customers.

INDUSTRY BACKGROUND

  The widespread adoption in recent years of public and private networks has revolutionized the manner in which organizations communicate and conduct business. These advanced networks provide an attractive medium for communications and commerce because of their global reach, accessibility, use of open standards and ability to permit interactions on a real-time basis. Proliferation of these networks has facilitated the storage, analysis and communication of critical information within and between organizations. At the same time, they have afforded businesses a user-friendly, low-cost way to conduct a wide variety of commercial functions electronically. Today, organizations are increasingly utilizing these networks to access new markets, improve customer service and streamline business processes through applications such as e-mail, messaging, remote access, intranet-based applications, on-line customer support and supply chain applications.

  NEED FOR SECURE TRANSACTIONS

  The very openness and accessibility that have stimulated the adoption and growth of public and private networks create threats to the privacy and integrity of information that is transmitted across or stored on them. According to a 1997 industry survey, 70% of consumers and businesses surveyed cited security concerns as the principal impediments to a broader use of the Internet for commercial applications. Key consumer security concerns include merchant impersonation, fraud and the risk that third parties may intercept and use personal information such as credit card numbers, all of which may inhibit the broader adoption of electronic commerce. Businesses relying on public and private networks for internal communications risk the theft, loss, alteration or dissemination of confidential data, loss of reputation and economic loss through fraud. Threats to corporate data security arise both from external sources such as competitors and computer hackers, as well as internal sources, such as curious or disgruntled employees and contractors. According to a recent FBI report, among U.S. enterprises reporting that they had experienced computer security breaches, the average financial losses from internal breaches were significantly higher than the losses sustained from external breaches. These business risks have driven the demand for effective and robust network and information security products.

  The security risks associated with communications and commerce over public and private networks have accentuated the need for information security solutions that address the five critical network security needs:

  . ACCESS CONTROL--Only authorized users should access, view or modify certain data

  . CONFIDENTIALITY--Data in transit over the network or in storage should not be disclosed to unauthorized persons

  . INTEGRITY--Data should not be altered or compromised by unauthorized manipulation

  .  AUTHENTICATION--The identity of the data sender should be verified

  . NON-REPUDIATION--The sender of a transmission should not be able to deny or repudiate the transmission

  A wide range of products and services has been introduced to address one or more of these five critical network security needs. For example, access control is provided by products such as firewalls and password tokens, which limit network access only to users having recognized addresses or entering recognized passwords, but are limited in their flexibility and do not address such requirements as confidentiality, integrity, authentication and non-repudiation. Encryption devices and programs provide confidentiality, but are device-dependent and do not address issues of access control, integrity, authentication and non-repudiation. The lack of flexibility and scalability inherent in these solutions has led to the development of public key encryption and digital certification systems combined in a public key infrastructure, which can address all five critical network security needs.

  PUBLIC KEY SECURITY

  A public key infrastructure uses encryption algorithms in combination with authentication and verification technology offered by digital certificates to provide the user with a secure and reliable means of communicating and effecting transactions over public and private networks.

  PUBLIC KEY ENCRYPTION. Digital messages are encrypted and decrypted using a cipher or key. Public key encryption systems assign each user a pair of linked keys: a "public" key, which the user provides to others, and a "private" key, which the user keeps secret. A user wishing to send a secure transmission encrypts the transmission using the recipient's public key. To decode the transmission, the recipient uses a private key that is uniquely able to decode messages encoded with his or her corresponding public key. Thus, the successful exchange of encrypted messages using a public key system requires that message senders have the public keys for all recipients to whom they desire to send messages, and that the recipients decode messages with their own private keys. Public key encryption provides a high level of data security, and thus addresses an enterprise's need for confidentiality of electronic transmissions. However, because encryption alone does not give the recipient of a message any information about the sender or ensure that a message is not altered en route, the requirements for access control, integrity, authentication and non-repudiation are not satisfied.

  DIGITAL CERTIFICATION. The ability to ensure access control, authentication and non-repudiation of digital transmissions can be achieved with digital certification systems, which enable a recipient to verify that a message originates from the expected sender. These systems use public and private keys to create a special file called a digital signature. This signature is encoded using the sender's private key. Upon receipt of the message, the recipient obtains a copy of the sender's public key from a directory established by a trusted administrator (a "Certification Authority" or "CA"), which verifies that the message originated from the expected sender. Digital certificates thus function as electronic passports that not only authenticate their owners' identities and verify their owners' membership in certain organizations, but also establish their owners' authority to engage in a given transaction. Digital signature and certification technology can also be used to ensure the integrity of a message by enclosing an encrypted summary or "hash" of the message with the sender's digital signature. When the signature and hash are decrypted using the sender's public key supplied by the CA, the system can automatically detect whether the message was altered since it was signed.

  MARKET ACCEPTANCE OF DIGITAL CERTIFICATION. Because of its security benefits, digital certification has gained significant market acceptance, particularly in sectors in which information security is critical, such as government, finance, health care and telecommunications. Industry sources believe that by 2000 digital certificates will be nearly as widely adopted by the general public as e-mail is today. At least 40 U.S. states, as well as the U.S. and Canadian governments and the European Union, have adopted or are considering digital signature statutes that recognize the legal validity of digitally signed documents. In addition, the banking industry's Secure Electronic Transaction (SET) standard for Internet credit card purchases, as well as the Internet secure packet transmission standard (IPsec) adopted by most firewall, routing and access vendors, depend on digital certification.

  NEED FOR A PUBLIC KEY INFRASTRUCTURE

  The increasing acceptance of digital certificates has given rise to numerous products and services that issue digital certificates or that are digital certificate-ready. However, the mere issuance of digital certificates does not ensure that a user's access is properly monitored, that privileges associated with access are accurately and currently defined, or that the certificates in question have not been withdrawn or replaced. Indeed, the proliferation of users and certificates greatly complicates management of these issues, which are critical to maintaining an effective security environment across and between enterprises. To address these needs, enterprises must have a robust public key infrastructure that supplements certificate issuance functions with full life cycle management of public keys, including issuance, authentication, storage, retrieval, backup, recovery, updating and revocation, in an easy-to-use, cost-effective manner.

  Moreover, unless digital certificates can be easily utilized on a consistent and reliable basis across multiple applications (such as e-mail, browser, electronic commerce, electronic forms and remote access), organizations will face the challenge and cost of maintaining a separate security infrastructure for each application, requiring separate keys and certificates, multiple passwords and inconsistent or incomplete security implementations. Furthermore, any PKI must be able to support an enterprise's security requirements as the enterprise grows, business functions are altered and underlying IT technologies evolve. To be effective, a public key infrastructure must be able to accommodate a large number of users and integrate diverse computing resources into a consolidated, reliable and secure computing environment that meets the five critical network security needs of access control, confidentiality, authentication, integrity and non-repudiation. Achievement of these goals requires a highly functional and flexible public key infrastructure for the management of network security features across an enterprise and between organizations.

THE ENTRUST SOLUTION

  Entrust develops, markets and distributes a comprehensive public key infrastructure solution that enables enterprises to effect and manage secure communications and transactions across a wide range of applications. The Entrust PKI solution addresses the five critical network security needs of enterprises and allows for consistent enterprise-wide security policy management, enabling any enterprise to establish its own flexible, highly reliable CA. It also offers users encryption functionality and full digital signature and certification management in a single, easy-to-use, integrated and automated solution. Among the benefits offered by Entrust's PKI solution are:

  . COMPREHENSIVE FUNCTIONALITY. The Company believes that it is the only provider of a consolidated PKI solution offering the functionality necessary for the full life cycle management of public keys and digital certificates including: certificate issuance, certificate authentication, key storage and backup, key retrieval and recovery, certificate updating, certificate revocation and cross-certification of CAs.

  . MULTIPLE CERTIFICATE TYPES. The Entrust PKI supports multiple certificate types and configurations, including enterprise certificates that can be used across multiple applications, Web certificates for secure Web transactions, electronic commerce certificates supporting secure credit card transactions using the SET standard and certificates for evolving communications technologies such as VPNs.

  . VERSATILE, OPEN PLATFORM. The Entrust PKI enables secure transmissions across a wide range of computing platforms (including Windows NT and UNIX servers and Windows, UNIX, Macintosh and JAVA clients), enterprise applications (including e-mail, browser, electronic commerce, electronic forms and remote access), network infrastructure (including firewalls, network operating systems and directories), and open industry standards (such as the lightweight directory access protocol ("LDAP") and PKCS
     11).

  . HIGHLY SCALABLE ARCHITECTURE. Entrust products employ a distributed computing architecture and directory management techniques that make them highly scalable. The Company believes that its PKI solution, with appropriate directory additions, can be configured to handle millions of simultaneous users.

  . EASE OF USE. Entrust products automatically effect complex certification and key recovery functions without user interaction; most functions are initiated using simple point and click graphical interfaces and are accessed via a single user login.

  . REDUCED COST OF OWNERSHIP. Because the Entrust PKI's comprehensive functionality reduces duplication of personnel, its ease of use simplifies training, and its ability to interact with a wide variety of platforms and applications avoids the need to purchase multiple security systems, the Entrust PKI enables enterprises to significantly reduce overall costs for addressing security requirements.

STRATEGY

  The Company's objective is to maintain and enhance its position as the leading provider of comprehensive PKI solutions. Key elements of the Company's strategy to achieve this objective include the following:

  . MAINTAIN PRODUCT LEADERSHIP. The Company's PKI solution has been deployed commercially through multiple versions for approximately four years. The Company's technological leadership is attributable in large part to its 112-person research and development team, which includes researchers with international reputations in their fields. The Company intends to maintain and enhance its technological leadership in the PKI solutions market by continuing to invest in product research and development, to extend the functionality and interoperability of its products, and to participate actively in industry standards-setting organizations.

  . TARGET LARGE CUSTOMERS. The Company targets its sales and marketing activities at Global 2000 organizations and large governmental entities having significant requirements for comprehensive PKI solutions and the resources to deploy them broadly. To address this market, the Company maintains an experienced direct sales force and an active marketing program targeted at large organizations. The Company is expanding its sales force to address its target market more fully, and is supplementing its sales force with a services capability to facilitate implementation and deployment of products by large organizations.

  . TARGET VERTICAL MARKETS OFFERING BROAD DEPLOYMENT OPPORTUNITIES. The Company targets organizations in the government, finance, health care, telecommunications and large manufacturing sectors, which have thousands of customers, subscribers and service recipients who will, directly or indirectly, benefit from the secure communications and transactions enabled by the Company's PKI solution. The Company believes that the successful implementation of its PKI solution within these selected vertical markets will enable it to leverage the adoption of its products by such organizations to include their customers, subscribers and service recipients.

  . PROMOTE BRAND AWARENESS. The Company's goal is to equate its brand name with trusted enterprise security. The Company undertakes a variety of activities to promote the recognition of its brand identity and products, including the promotion and sponsorship of industry groups and conferences such as the Entrust Secure Summit in June 1998. The Company also promotes its product standards and architecture by participating actively in numerous industry standards-setting bodies.

  . EXPAND STRATEGIC RELATIONSHIPS. In order to encourage widespread acceptance of its PKI solution, the Company has established an Entrust Partner Program which currently includes: (i) VAR and OEM partners, such as Digital Equipment Corporation, Hewlett-Packard, IBM and Tandem, which resell the Company's products with their hardware and networking solutions, as well as Check Point Software and Symantec, which plan to bundle the Company's PKI solution with their own software products; (ii) consultant and system integration partners, such as Coopers & Lybrand, Deloitte & Touche and KPMG Peat Marwick, which recommend and implement Entrust-Ready security solutions as part of their overall service offerings; (iii) development partners, which have introduced more than 50 off-the-shelf Entrust-Ready applications and (iv) interoperability partners such as Cisco, Shiva, Netscape and Lotus Development, which offer products that utilize the security features of the Entrust PKI solution. The Company intends to continue to invest in and enhance the Entrust Partner Program both to offer complete end-to-end security solutions to its customers and to broaden adoption of its PKI solution across markets and geographic areas.

  . EXPAND GLOBAL PRESENCE. The Company intends to expand its global operations and currently has more than 65 employees based in Europe, which it believes to be the largest European presence of any firm in the PKI industry. With its acquisition of r/3/ in June 1998, the Company obtained substantial European research and development expertise for the development of its PKI solution targeted at the European market. The Company has supplemented its established direct sales and distribution channels through the addition of distribution partners in central and eastern Europe and Japan.

PRODUCTS AND PRODUCT DEVELOPMENT

  The Entrust PKI solution provides an integrated, open and scalable security framework that addresses an enterprise's data security needs across multiple platforms and applications, including e-mail, browsers, electronic forms, remote access and other product offerings from leading vendors. It also includes robust features (such as support of dual key pairs) that make it well suited for secure electronic commerce applications. The Entrust solution includes: (i) a core PKI solution, which centrally manages and administers an enterprise's security infrastructure, (ii) desktop applications that tightly integrate features with Entrust's core PKI and common third-party desktop applications, and (iii) application developer toolkits that provide open application programmer interfaces (APIs) for the rapid development of Entrust-Ready applications.

  The Entrust core PKI solution comprises server software that manages and administers life cycle digital certificates throughout an enterprise, an LDAP-compliant directory for the storage and retrieval of keys, and workstation/client software that enables users to utilize the functions provided by the PKI. The core PKI solution is a powerful and flexible platform for the generation and management of digital certificates, including enterprise certificates supporting single or multiple applications within an organization, Web certificates embedded on individual user browsers for transaction authentication or electronic commerce certificates supporting secure credit card transactions using the SET standard. The core solution is also configured to support the generation of certificates for evolving communications technologies, such as VPNs, and multiple hardware devices, such as smart cards, PC cards, biometric devices and third-party key storage systems.


           [ENTRUST PKI SOLUTION OVERVIEW FLOW CHART APPEARS HERE]

  The graphic is entitled "Entrust PKI Solution Overview" and is structured as follows:

  There is a large rectangular box that contains the names of the products constituting the Company's core PKI solution: (i) Entrust/Manager and Entrust/Admin and (ii) Entrust Electronic Identities (Enterprise, Web, E-Commerce and VPN (expected to become available in late 1998) Certificates). Arrows emanate from the large box toward smaller boxes representing the following: (a) applications (Entrust, Entrust-Ready (through the Entrust Toolkit) and Third-Party (through Entrust Plug-Ins)), (b) the Entrust/Directory, (c) network and firewalls and (d) hardware, smart cards and other add-ons. The boxes representing Third-Party applications and the items described in clauses (c) and (d) are shaded in gray.

  ENTRUST CORE PKI SOLUTION

  The Company's core PKI solution is designed with an open and flexible software architecture that operates on a wide range of client/server enterprise operating system platforms, including Windows NT, HP-UX, Solaris and AIX servers, and Windows, HP-UX, Solaris, AIX, JAVA and Macintosh clients. Its security kernel supports a wide variety of encryption algorithms, including RSA, as well as symmetric and hashing algorithms, allowing customers to select those algorithms best suited for their requirements. In addition to its own directory system, the core system uses the industry LDAP standard to interoperate with most other major certificate directory systems, allowing customers to utilize existing directory systems and facilitating access to other directories as required. The system architecture enables the Company to add functionality as customer needs evolve and grow and allows the core system to support the generation and maintenance of new certificate types easily, responding to technology developments and market pressures. The system's distributed computing architecture and directory management techniques also enable the PKI to be scaled up as an enterprise's public key security needs increase or as users are added to existing infrastructures. The Company believes that, with appropriate directory additions, its core PKI solution will be able to handle millions of simultaneous users.

  The initial version of the Entrust PKI was released in 1994, with major upgrades in 1996 and 1997; historically, the core solution has generated a major portion of the Company's revenues. The next major release of the core PKI, version 4.0, is expected to occur in July 1998. The following table lists the products that constitute Entrust's core PKI solution, as well as a brief description and the introduction date of each product.

         PRODUCT NAME                      DESCRIPTION               INTRODUCTION DATE
 ENTRUST/MANAGER                Provides comprehensive             December 1994
                                certification authority and key
                                recovery capabilities, among
                                numerous other functions
--------------------------------------------------------------------------------------
 ENTRUST/ADMIN                  Performs PKI administrative tasks  December 1994
--------------------------------------------------------------------------------------
 ENTRUST/DIRECTORY              Scalable directory system for the  June 1995
                                storage of key information
--------------------------------------------------------------------------------------
 ENTRUST ELECTRONIC             Enterprise user "accounts" that    December 1994
  IDENTITIES                    authorize use of different types
                                of certificates, including:
                          ------------------------------------------------------------
  . Entrust/Client and          Enables use of enterprise          December 1994
    Entrust/Engine              certificates with multiple
                                enterprise applications
                          ------------------------------------------------------------
  . Entrust/WebCA               Enables use of digital             March 1997
                                certificates with popular
                                browsers, such as those offered
                                by Microsoft and Netscape
                          ------------------------------------------------------------
  . Entrust/CommerceCA          Enables use of digital             March 1998
                                certificates with standards-based
                                SET wallets, merchant servers and
                                payment gateways

  The Company licenses its Entrust/Manager and Entrust/Admin products at a combined list price of $15,000 per server. Entrust offers its Entrust/Directory to enterprises for a list price of $3,000 for installations of up to 5,000 users and $3,000 plus a per-user fee for installations of more than 5,000 users. Enterprise Electronic Identities have a list price of $159 per licensed user, which allows the issuance of multiple certificates across all Entrust-Ready applications in the enterprise. As a part of its core PKI solution, the enterprise Electronic Identities are offered on a registered-user basis. If an enterprise solution is not required, the Company also offers customers with specialized security needs the ability to issue Web and electronic commerce certificates at a charge of $2 per certificate. The actual license fees paid by customers vary widely, based on the number of products licensed, registered users, enabled platforms and volume discounts, if any.

  ENTRUST/MANAGER. Entrust/Manager is the central component of the Entrust PKI solution. Entrust/Manager provides the CA function for the Entrust core PKI, and enables an enterprise to create, issue, manage, back-up, update and revoke electronic identities. Entrust/Manager also provides a secure enterprise key recovery system, issues certificate revocation information, and establishes cross-certification relationships with other trusted certificate authorities. Because Entrust/Manager automates these functions, users typically need to communicate with Entrust/Manager only when they are initialized on the system; key update operations are performed automatically and transparently, minimizing the need for on-going user involvement. A sophisticated audit reporting system monitors all security aspects of Entrust/Manager operations.

  ENTRUST/ADMIN. Entrust/Admin provides administrative capabilities to three types of personnel: security officers, Entrust administrators and directory administrators. Through an easy-to-use graphical interface, security officers can define the high-level security policies governing the operation of an Entrust system, such as default lifetimes for encryption and signature key pairs and the frequency with which certificate revocation lists (CRLs) are automatically distributed. Entrust/Admin allows Entrust administrators to perform the system's day-to-day administrative duties, including creating and deleting user identities, changing users' names, helping users recover lost keys and forgotten passwords, and revoking users' certificates when necessary. Entrust/Admin also allows directory administrators to perform administrative tasks associated with the directory on an automated, high-volume basis.

  ENTRUST/DIRECTORY. As a convenience for its PKI customers, Entrust offers a scalable LDAP-compliant directory for the storage of key information. The core PKI solution will also operate with any other LDAP-compliant directory.

  ENTRUST ELECTRONIC IDENTITIES. An Entrust Electronic Identity is an individual user's "account" or profile within the PKI. Entrust offers Electronic Identities for full enterprise use, or for more limited Web or electronic commerce use. Each enterprise Electronic Identity can support numerous key pairs and certificates over its lifetime, which may be utilized across multiple Entrust-Ready and other third party applications. Updating of key pairs and certificates is performed automatically and transparently and, therefore, administrative overhead is reduced. A Web Electronic Identity enables a user to use certificates with popular Web browsers and Web servers, such as those offered by Netscape and Microsoft. These Web certificates can have lifetimes that span multiple years and do not require renewal on a yearly basis. Electronic Commerce Identities enable secure electronic commerce through the issuance and management of certificates for SET wallets, merchant servers and payment gateways. Entrust's Electronic Identities are implemented on client-side software that provides an easy-to-use interface enabling users within an Entrust PKI to secure and unsecure files. This software also allows users to specify options (such as file compression) and select cryptographic algorithms while making the complexities of key and certificate management transparent.

  In addition to its enterprise core PKI solution, the Company also offers two introductory PKI products: Entrust/Lite, which provides a PKI for workgroups of up to 200 users, and Entrust/Solo, which provides individual users with public key encryption and digital certificate capabilities. Entrust/Lite is licensed for $50 per user and Entrust/Solo, which may be downloaded from the Internet, is licensed for $49 for commercial use and for free for non-commercial use.

  ENTRUST APPLICATIONS

  The Company's core PKI solution has been configured to support a wide variety of applications from multiple vendors to enhance its flexibility and usefulness. The Company has also developed a number of applications in order to meet specific customer demands and facilitate the implementation of the Entrust core PKI solution. These products either complement and interact with the core PKI to offer the user enhanced functionality and increased interoperability with third-party applications, or operate as independent products, offering distinct functionality.

  The following table lists applications offered by the Company, including a brief description, product pricing and the introduction date for the product.

       PRODUCT NAME         DESCRIPTION           PRICING         INTRODUCTION
                                                                      DATE
  ENTRUST/ICE RELEASE 2.0 Provides          $39 per user         March 1997
                          security for
                          files and
                          folders
-------------------------------------------------------------------------------
  ENTRUST/EXPRESS         Provides          $39 per user         June 1997
   RELEASE 2.0            security for
                          popular e-mail
                          applications,
                          such as
                          Microsoft's
                          Exchange and
                          Outlook
                          products
-------------------------------------------------------------------------------
  ENTRUST/DIRECT          Provides          $15 per user         September 1997
                          Entrust's
                          automated key
                          and certificate
                          management
                          features to
                          secure Web
                          sessions
-------------------------------------------------------------------------------
  ENTRUST-READY           Provides          $15 per user         March 1998
   NETSCAPE SOLUTION      Entrust's
   RELEASE 1.0            automated key
                          and certificate
                          management
                          features to
                          Netscape's
                          Communicator
                          Pro 4.0 and
                          Enterprise
                          Server
-------------------------------------------------------------------------------
  ENTRUST/TRUE DELETE     Securely          Bundled with other   April 1998
                          deletes files     Entrust applications

  APPLICATION DEVELOPER TOOLKIT

  Because certificate management represents the most difficult aspect of adding security to an application, the Company has provided the Entrust/Toolkit to enable application developers to make third-party applications Entrust-Ready while keeping the complexities of key and certificate management transparent. The Entrust/Toolkit is a family of open, easy-to-integrate security APIs that provide security services, including full key life cycle management, to a broad range of applications.

  NEW PRODUCT DEVELOPMENT

  Entrust devotes significant resources to the development of new and enhanced product functionality to maintain its technology and product leadership. The Company employs a number of different methods for identifying product extension opportunities and new product candidates, including user group meetings and direct feedback, an active program of partnership and cooperation with companies developing complementary technologies, and continued participation and leadership in industry standards-setting bodies such as the Internet Engineering Task Force (IETF), the North American Clearinghouse Association (NACHA), the American National Standards Institute (ANSI) and others.

  Some of the Company's current and planned product development efforts include the use of certificate distribution with new devices (such as cellular telephones, pagers and personal digital assistants), attribute certificates for privilege management, electronic notary services, and monitoring and assessment systems. The Company is also continuing to increase the number of third-party applications and services that the Company's PKI solution can manage, including VPN devices and routers and other popular user applications. Entrust scientists are also actively engaged in the development and improvement of the advanced cryptographic algorithms for use in Entrust products, including exploration of the use of highly efficient algorithms such as elliptical curve encryption.

PROFESSIONAL SERVICES AND SUPPORT

  The Company believes that a high level of service and support is critical to its success, and that a close and active service and support relationship is important to facilitate rapid implementation of its solutions, assure customer satisfaction and provide the Company with important information regarding evolving customer requirements. Toward that end, the Company has made a significant investment in expanding its professional services and support organization, which, as of May 31, 1998, consisted of 66 employees. The Company's professional services providers have a broad range of experience in network security and include mathematicians, cryptographers and system designers.

  The Company's professional services organization provides consulting and systems integration services to support customers in designing, implementing and running their PKI solutions. Activities of the professional services organization are supplemented with a professional services partner program that includes Coopers & Lybrand, Deloitte & Touche and KPMG Peat Marwick. To facilitate the integration of PKI management into the customer's business operations, the Company also offers its Entrust InSource service, in which the Company provides on-site PKI management for customers on a long-term basis, or while the customer implements and trains personnel.

  The Company's support offerings also include direct telephone consulting support by experienced technical account representatives, toll-free telephone customer support, 24-hour pager access, e-mail and fax support, Internet access to the Company's knowledge repository, and discussion group access. Payment of an annual maintenance fee also entitles customers to receive software enhancements to their licensed versions of the Company's solution.

RESEARCH AND DEVELOPMENT

  The Company's research and development efforts are focused on developing new products, core technologies and enhancements to existing product lines to maintain and extend its technology and product leadership position. The Company spent approximately $2.3 million, $2.9 million and $5.7 million on research and development in 1995, 1996 and 1997, respectively.

  As of May 31, 1998, the Company's research and development staff consisted of 112 employees, several of whom have international reputations in their respective disciplines. With the addition of r/3/, the Company has added significant research and development capabilities in Europe, including an internationally recognized cryptographic team.

  The Company's research and development staff is active in several prominent standards-setting bodies, including IETF, ANSI, the Internet PKIX group and ISO, and has contributed to a number of standards in the Internet and data security areas. The Company believes that it is well-situated to respond to changes in relevant industry standards and to continue to participate in the development of these standards as the requirements of enterprises and users become increasingly complex.

CUSTOMERS

  The Company's customers are generally domestic and foreign government entities and Global 2000 companies, including financial, health care, telecommunications and large manufacturing organizations. As of May 31, 1998, the Company had licensed its software to more than 500 customers. The following is a representative list of the Company's current customers that have accounted for more than $200,000 of revenues each:

    Banco Nazionale di Lavorno              Interpay
    Canadian Dept. of National Defense      J.P. Morgan
    Citibank                                Royal Canadian Mounted Police
    Columbia Information Systems            S.W.I.F.T.
    FDIC                                    Science Applications International
    Industry Canada                         United Kingdom Post
                                            U.S. Coast Guard

  Historically, a limited number of customers has accounted for a significant percentage of the Company's revenues. In 1995, two customers accounted for 53% and 18% of revenues, respectively. In 1996, three customers accounted for an aggregate of 64% of revenues, and 29%, 20% and 15% of revenues respectively. In 1997, three customers accounted for 19%, 12% and 11% of revenues, respectively. Although the Company's largest customers have varied from period to period, the Company anticipates that its results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. See "Risk Factors--Dependence on Large Customers".

SALES, MARKETING AND BUSINESS DEVELOPMENT

  The Company offers its products and services through a multi-tiered approach reflecting the characteristics and buying behavior of the markets it covers. As of May 31, 1998, the Company had 122 employees in sales, marketing and business development.

  DIRECT SALES

  To address its target market of Global 2000 organizations, the Company sells its products and services in North America, the United Kingdom and Germany primarily through a direct sales force. The Company believes that direct coverage by the Company's sales force is necessary in light of the early stage of PKI adoption and the sophisticated requirements of its targeted customer base. The Company also believes that a direct sales force gives it a competitive advantage in responding to customer needs as they evolve. The Company's direct sales force is divided into five North American regions, the United Kingdom and Germany. Within each region, teams are assigned specific accounts as their exclusive responsibility. The Company has also focused its sales efforts on key vertical markets that have a critical need for security and understand the value it creates for their businesses. These markets include government, finance, health care, telecommunications and large manufacturing.

  The Company has established a General Markets Sales Group responsible for pursuing identified customer opportunities outside the defined responsibilities of the regional sales teams and accelerating the sales cycle. The direct sales organization is also supplemented by targeted direct mail and telemarketing campaigns developed by the Company's marketing organization.

  INDIRECT SALES

  To supplement its direct sales force, the Company has established an Entrust Partner Program involving a range of technology, marketing and sales relationships including:

  . VAR and OEM partners that focus on creating bundled solutions to permit customers to purchase total desktop applications incorporating Entrust functionality. These partners include Digital Equipment Corporation, Hewlett-Packard, IBM and Tandem, which resell the Company's products with their hardware and networking solutions, as well as Check Point Software and Symantec, which plan to bundle the Company's PKI solutions with their own software products.

  . Interoperability partners such as Cisco, Shiva, Netscape and Lotus Development, which offer products that utilize the security features of the Entrust PKI solution.

  . Consultant and systems integration partners that recommend and implement Entrust-Ready security solutions as part of their overall service offerings to customers, thereby differentiating their offerings through the inclusion of PKI functionality. These partners include Coopers & Lybrand, Deloitte & Touche and KPMG Peat Marwick.

  . Referral partners that refer their consulting and integration customers in designated markets to the Entrust PKI solution.

  . Distributors and agents that promote and sell the Company's products in defined geographic markets.

  MARKETING

  To support its sales force, the Company has a marketing group whose goals are to create a consistent, focused communication strategy that increases awareness of the Company's PKI solution and brand name, and to leverage that awareness in the identification of new sales opportunities. The marketing group conducts marketing programs that include direct mail, trade shows, annual seminar series, executive breakfasts and ongoing customer communication programs. The Company has organized a number of major trade shows, including the Entrust SecureSummit '98 to be held in Chicago in June 1998. The Company also provides frequent Web updates, search engine registration, online advertising and product downloads. The Company's marketing personnel are dedicated to maximizing brand success and periodically evaluating the Company's brand recognition.

  BUSINESS DEVELOPMENT

  To identify and develop strategic relationships with targeted industry partners more effectively, the Company has a business development organization of 21 persons that pursues selected business development activities, including the administration and promotion of the Company's Entrust Partner Program. These activities permit the Company to strengthen relationships with existing strategic partners and identify and encourage new providers of software, network, computing and communications products to make their products Entrust-Ready.

COMPETITION

  The Company's products are targeted at the new and rapidly evolving market for PKI solutions. Although the competitive environment in this market has yet to develop fully, the Company anticipates that it will be intensely competitive, subject to rapid change and significantly affected by new product and service introductions and other market activities by industry participants.

  Because of the broad functionality of its PKI solution, the Company competes with vendors offering a wide range of security products and services. The Company competes with companies offering commercial certification authority products and services such as VeriSign, GTE Cybertrust Solutions, XCert and IBM in the market for issuing and maintaining digital certificates for use on public and private networks. Certain of these companies, such as IBM and XCert, provide a product-based solution, while others, such as VeriSign and GTE Cybertrust Solutions, are primarily service providers. The Company also competes with companies, such as Baltimore Technologies of Ireland, which offer PKI product solutions for enterprises. In addition, the Company expects to compete with established companies developing new PKI offerings, such as Security Dynamics and Network Associates, which have each announced their intention to introduce PKI products that would be integrated with their other security product offerings, as well as Microsoft Corporation, which has announced its intention to offer a certificate server product based on its existing security framework in the near future. The Company expects that there will be additional entrants to this marketplace. In addition, other major networking vendors could, in the future, bundle digital certificates with their product offerings. The Company typically competes with these vendors and service providers on the basis of its ability to provide a centrally managed, real-time, comprehensive infrastructure with the features and functionality to support enterprise applications. In addition, the Company competes in the emerging market for providing security across VPNs with most major networking device companies, such as Ascend and Cisco, as well as firewall vendors such as AXENT (Raptor) and Check Point Software.

  The Company believes that the principal competitive factors affecting the market for PKI technology include technical features, ease of use, quality/reliability, level of security, scalability, customer service and support and price. Although the Company believes that its products currently compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors. See "Risk Factors--Competition". Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger installed bases and significantly greater financial, technical, marketing and sales resources than the Company. As a result, they may be able to react more quickly to emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company's current competitors in particular segments of the security marketplace may in the future broaden or enhance their offerings to provide a more comprehensive solution competing more fully with the Company's functionality. The Company may also compete in the future for sales of Entrust products against its OEM licensees, who resell the Entrust solution under their own brand names.

REGULATORY MATTERS

  The Company's products are subject to special export restrictions administered by the governments of the United States, Canada and other countries. The Company's products are also subject to import restrictions and/or use restrictions imposed by countries such as France. Consequently, the ability of the Company to export its products to destinations outside of the U.S. and Canada is subject to a variety of government approvals or licensing requirements. These export controls may also restrict the ability of the Company to make some products available for sale via international computer networks such as the Internet. Re-export of the products between countries other than the U.S. and Canada may be subject to the export control laws of those countries in addition to those provisions of the U.S. and/or Canadian export control laws which apply to re-exports. In light of these restrictions, the Company's products made available abroad may contain significantly weaker encryption capabilities than those available to customers in the U.S. and Canada, and there can be no assurance that the Company will continue to be able to export its products to any destinations outside of the U.S. and Canada. Such restrictions could potentially have an adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Industry Regulation".

  In October 1996, the U.S. government announced a new export control policy for encryption products. Under the new policy, cryptography of any strength may be authorized for export, after a one-time government review, as long as the product provides for a key recovery method which will enable authorized law enforcement agencies to access the keys required to decrypt lawfully intercepted encrypted data without the knowledge or consent of the user of the encryption product. The U.S. government regulations provide flexibility with respect to what specific key recovery mechanisms will be permitted; the Company's products already provide some built-in key recovery features, and the Company believes that its product architecture will satisfy the government's criteria with few modifications.

  Under an interim procedure in effect through December 31, 1998, vendors of encryption products may be granted six-month authorizations to export from the U.S. encryption products with key lengths between 40 and 56 bits, provided that the vendor submits a written plan to develop a key recovery feature prior to December 31, 1998, and shows satisfactory progress toward implementing that plan. Each product is still subject to a one-time government review in order to become eligible for this interim authorization. The Company has obtained permission under this provision, which expires on December 31, 1998, to have certain of its products exported without modification from the U.S. by U.S. customers with operations abroad and by third-party distributors.

  In the absence of a key recovery mechanism or an approved plan for such a mechanism, current U.S. government policy is to prohibit exports (except to Canada) of most encryption products with key lengths of greater than 56 bits, except under individual licenses which may authorize exports of stronger encryption products to financial institutions, subsidiaries of U.S. companies and government agencies.

  Under the current U.S. government policy, U.S. encryption export controls do not apply to encryption products which meet all of the following criteria: (i) are produced and exported from outside of the U.S.; (ii) do not contain U.S.- origin encryption technologies, unless such technologies are "publicly available"; (iii) do not contain U.S.-origin encryption source code, unless such source code is obtained in printed (i.e., "hard copy") form; (iv) are developed and produced without technical assistance from any U.S. person or entity; and (v) contain no more than a de minimis amount of U.S.-origin non-encryption software or technology. The Company believes, and has informed the U.S. government, that certain of the Company's products are exempt from U.S. encryption export restrictions under these criteria. The Company, however, has not obtained any formal U.S. government ruling that any of its products produced and shipped from outside the U.S. may be exempt from U.S. encryption export controls, and there can be no assurance that the U.S. government will refrain from asserting jurisdiction over one or more of the Company's products. Such a decision by the U.S. government to assert jurisdiction could result in penalties for past shipments and could restrict future sales of the Company's products outside the U.S. and Canada, having a potentially material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

  The Company relies on a combination of patent, copyright, trademark and trade secret laws, nondisclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights. The Company owns five issued U.S. patents (along with corresponding, pending foreign patent applications) and 26 pending U.S. patent applications relating to the Entrust products. These patents are and will continue to be subject to certain license grants to others, including Nortel and its cross licensees, under patent cross license agreements. See "Certain Transactions". The Company has copyright and trade secret rights for its products, consisting mainly of source code and product documentation. The Company uses a printed "shrink-wrap" license for users of its products in order to protect certain of its copyrights and trade secrets. The Company attempts to protect its trade secrets and other proprietary information through agreements with suppliers, non-disclosure and non-competition agreements with employees and consultants and other security measures.

  There can be no assurance that the Company will seek patents on its technology or products, that any such patents will be issued or that any such additional patents will be sufficiently broad to protect the Company's technology or products. The status of computer-related patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. Accordingly, there can be no assurance that patent applications filed by the Company will result in patents being issued or that its existing patents, and any patents that may be issued to it in the future, will afford protection against competitors with similar technology, nor can there by any assurance that patents issued to the Company will not be infringed upon or designed around by others or that others will not obtain patents that the Company would need to license or design around. If existing or future patents containing broad claims are upheld by the courts, the holders of such patents might be in a position to require companies to obtain licenses. There can be no assurance that licenses that might be required for the Company's products would be available on reasonable terms, if at all.

  The Company relies on outside licensors, including RSA, for patent and/or software license rights in encryption technology that is incorporated into and is necessary for the operation of the Company's products. The Company's success will depend in part on its continued ability to have access to such technologies that are or may become important to the functionality of its products. Any inability to continue to procure or use such technology could have a material adverse effect on the Company's business, financial condition and results of operations.

  Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, such piracy can be expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Some courts have held that shrink-wrap licenses, because they are not signed by the licensee, are not enforceable. There can also be no assurance that the Company's trade secrets or confidentiality agreements will provide meaningful protection of the Company's proprietary information. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or that the Company's technology will not infringe upon patents of other rights owned by others. The Company's inability to protect its proprietary rights could have a material adverse effect on the Company's business, financial condition or results of operations.

  As the number of information security products in the industry increases and the functionality of these products further overlaps, software developers and publishers may increasingly become subject to claims of infringement or misappropriation of the intellectual property or proprietary right of others. There can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Further, the Company may be subject to additional risk as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries, and technology developed in such countries may not be protectable in jurisdictions where protection is ordinarily available.

  Any claims or litigation, with or without merit, to defend or enforce the Company's intellectual property could be costly and could result in a diversion of management's attention, which could have a material adverse effect on the Company's business, financial condition or results of operations. Adverse determinations in such claims or litigation could also have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Limited Protection of Proprietary Rights and Dependence on Licensed Rights".

EMPLOYEES

  As of May 31, 1998, the Company had 350 full-time employees, 283 of whom were employed by the Canadian Subsidiary. Of the Company's employees, 112 were involved in research and development, 122 in sales, marketing and business development, 66 in professional and customer support services and 50 in administration and finance. No employees are covered by any collective bargaining agreements, and the Company believes that its relationships with its employees are good. The future success of the Company, however, will depend upon its ability to attract and retain qualified personnel. Competition for such personnel is often intense, and there can be no assurance that the Company will be able to attract and retain adequate numbers of qualified personnel in the future. See "Risk Factors--Competitive Market for Technical Personnel".

FACILITIES

  The Company's U.S. headquarters, including its executive offices and administrative facilities, is located in Richardson, Texas, where it leases approximately 3,219 square feet of office space. The Company also leases approximately 69,000 square feet of office space at its Canadian headquarters in Ottawa, Ontario, Canada. The Company currently intends to lease additional office space in the Ottawa area to accommodate expected growth in administrative, sales and marketing, research and development and operations personnel. The Company also has offices located in London, England and Zurich, Switzerland.

  The Company also has sales offices in Washington, D.C. and New York, New York, a sales and business development office in Menlo Park, California and a sales and professional services office in Raleigh, North Carolina. The Company leases a sales and support office in Bad Homburg, Germany.

LEGAL PROCEEDINGS

  There are no material pending legal proceedings to which the Company or any of its property are subject.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, their ages and positions as of June 15, 1998, are as follows:

NAME                            AGE POSITION
------------------------------- --- -------------------------------------------
John A. Ryan................... 42  President, Chief Executive Officer and
                                    Director
Brian O'Higgins................ 42  Executive Vice President and Chief
                                     Technology Officer
Bradley N. Ross................ 39  President of European Operations
Michele L. Axelson............. 48  Senior Vice President, Business Development
                                     and Finance and Chief Financial Officer
Richard D. Spurr............... 44  Senior Vice President, Sales and Marketing
Hansen Downer.................. 46  Vice President, Professional Services
David D. Archibald(1).......... 56  Director
F. William Conner(1)........... 39  Director
Frank A. Dunn(2)............... 44  Director
Robert S. Morris(1)(2)......... 43  Director

--------
(1)Member of the Compensation Committee.
(2)Member of the Audit Committee.

  JOHN A. RYAN has served as President and Chief Executive Officer and as a director of the Company since its founding in December 1996. From October 1995 until December 1996 he served as the Vice President and General Manager for the Multimedia and Internet Solutions business unit of Nortel. Prior to that time, from August 1992 until October 1995, he served as Assistant Vice President, Marketing for the Enterprise Network group of Nortel. Since joining Nortel in 1981, he has also served in various senior positions in marketing, customer service and finance. Mr. Ryan holds a Bachelor of Mathematics degree from the University of Waterloo, Waterloo, Ontario, and is a Chartered Accountant.

  BRIAN O'HIGGINS has served as Executive Vice President and Chief Technology Officer of the Company since its founding in December 1996. Mr. O'Higgins co-founded the Nortel Secure Networks ("NSN") business unit in 1994, which became Entrust Technologies Inc. in December 1996. Previously, he was employed by Bell Northern Research Ltd. ("BNR"), the research and development subsidiary of NTL, which he joined in 1979. Mr. O'Higgins holds a Bachelor of Science degree in Electrical Engineering from Carleton University, Ottawa, Ontario.

  BRADLEY N. ROSS has served as President of European Operations since March 1998. From December 1996 until March 1998, he served as the Company's Executive Vice President Marketing and Product Line Management. Mr. Ross co-founded NSN in 1994 with Mr. O'Higgins, which became Entrust Technologies Inc. in December 1996. Previously, he was employed by BNR, which he joined in 1982 and held various positions in software design and program management for Nortel's switching products. Mr. Ross holds Bachelor and Master of Science degrees in Engineering from Queen's University, Kingston, Ontario, and a Master of Business Administration degree in Management Science from the Massachusetts Institute of Technology's Sloan School of Management, Cambridge, Massachusetts.

  MICHELE L. AXELSON has served as Senior Vice President, Business Development and Finance and Chief Financial Officer since joining the Company in May 1998. From June 1996 until May 1998, she served as the Senior Vice President and Chief Financial Officer for Scopus Technologies Inc., an enterprise customer care software company. Prior to that time, from 1979 until June 1996, Ms. Axelson held various positions at Arthur Andersen LLP, an international public accounting firm, and was a partner of that firm from 1989 until June 1996. Ms. Axelson is a Certified Public Accountant and holds a Bachelor of Science degree in Business Administration from San Jose State University, San Jose, California.

  RICHARD D. SPURR has served as Senior Vice President, Sales and Marketing of the Company since March 1998. Prior to that time, he served as Senior Vice President of Global Sales of the Company since joining the Company in June 1997. Prior to joining the Company, from December 1990 to March 1997, he held numerous executive positions for SEER Technologies, Inc., a developer of component-based software applications, including Vice President of Strategic Alliances from January 1994 to November 1996 and Vice President of Major Accounts from December 1996 to March 1997. From June 1974 until December 1990, Mr. Spurr served in various sales and sales management positions with IBM. Mr. Spurr holds a Bachelor of Arts degree from the University of Notre Dame, South Bend, Indiana.

  HANSEN DOWNER has served as Vice President, Professional Services of the Company since he joined the Company in December 1997. From February 1997 to November 1997, Mr. Downer served as Vice President of Sales, Marketing and New Product Development at Interpath Communications, Inc., an Internet service provider. From March 1996 until August 1996, Mr. Downer served as Vice President of Customer Service and Telecom Network Design for the Physician's Desktop Company, a network development company and a subsidiary of Imonics Corporation. From May 1995 until March 1996, Mr. Downer served as Vice President of Business Development at Imonics Corporation, a client server systems integration company focused on the health care industry. Prior to that time, from 1979 to December 1994, he worked for Nortel in a number of roles. Mr. Downer holds a Bachelor of Mathematics degree from the University of Waterloo, Waterloo, Ontario.

  DAVID D. ARCHIBALD has been a director of the Company since its founding in December 1996. Mr. Archibald has served as Vice President and Deputy General Counsel of NTL since March 1995, and has responsibility for legal affairs of several of Nortel's operations and business units. Prior to that time, from April 1979 to March 1995, Mr. Archibald served as Vice President and General Counsel of Northern Telecom Canada Limited. He is also a director and member of the Executive Committee of Electro-Federation Canada Inc. Mr. Archibald holds a Bachelor of Commerce degree and a Bachelor of Common Law from Dalhousie University, Halifax, Nova Scotia.

  F. WILLIAM CONNER has been a director of the Company since July 1997. He has served as Senior Vice President and President of Nortel's Enterprise Data Networks line of business since February 1998. From August 1995 until February 1998, Mr. Conner served as Executive Vice President, Sales and Marketing for the Enterprise Networks line of business of Nortel. Prior to that time, from 1992 until July 1995, Mr. Conner held a variety of sales and marketing executive positions in Nortel's voice and data enterprise lines of businesses. Mr. Conner holds a Bachelor of Science degree in Mechanical Engineering from Princeton University, Princeton, New Jersey and a Master of Business Administration Degree from the University of Pennsylvania's Wharton School, Philadelphia, Pennsylvania.

  FRANK A. DUNN has been a director of the Company since July 1997. Mr. Dunn has served as the Senior Vice President of Finance and Planning of Nortel since March 1996. From January 1994 until March 1996, Mr. Dunn served as Vice President of Finance for Nortel's North American lines of business, a management division within NTL. Prior to that time, from March 1993 until January 1994, Mr. Dunn served as NTL's Corporate Controller. Mr. Dunn holds a Bachelor of Commerce degree from McGill University, Montreal, Quebec.

  ROBERT S. MORRIS has been a director of the Company since January 1997. Mr. Morris founded Olympus Partners, a private investment firm, in 1989 and serves as Managing Partner of Olympus Private Placement Fund, L.P., Olympus Growth Fund II, L.P., Olympus Executive Fund, L.P. and Olympus Growth Fund III, L.P. Mr. Morris serves on the boards of directors of TriNet Corporate Realty Trust, Inc. and Candlewood Hotel Company, Inc. Mr. Morris holds a Bachelor of Arts degree from Hamilton College, Clinton, New York and a Master of Business Administration degree from the Amos Tuck School of Business at Dartmouth College, Hanover, New Hampshire.

  The Company anticipates adding at least one additional member to the Board of Directors who is unaffiliated with the Company or Nortel.

  The members of the Board of Directors were elected pursuant to the terms of a Stockholders' Agreement, dated as of December 31, 1996, as amended, among the Company and certain stockholders (the "Stockholders' Agreement"). The Stockholders' Agreement terminates upon the closing of the Offerings.

  Following the Offerings, the Board of Directors of the Company will be divided into three classes, each of whose members will serve for a staggered three-year term. The Board will consist of two Class I Directors (Messrs. Archibald and Morris), two Class II Directors (Messrs. Conner and Ryan) and one Class III Director (Mr. Dunn). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The Company's Amended and Restated Bylaws (the "Bylaws") provide that such directors are elected by a plurality of all votes cast at such meeting. The terms of the Class I Directors, Class II Directors and Class III Director expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 1999, 2000 and 2001, respectively. The Amended and Restated Articles of Incorporation of the Company provide for a Board of Directors composed of five directors, unless otherwise increased or decreased in the manner provided in the Bylaws. The Bylaws permit the Company's Board of Directors, by a majority vote, to fix the number of directors between three and ten.

  Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors has a Compensation Committee composed of Messrs. Archibald, Conner and Morris, which establishes the compensation of, and compensation policies applicable to, the Company's executive officers and administers and grants stock options and other stock awards pursuant to the Company's stock plans. The Board of Directors also has an Audit Committee composed of Messrs. Dunn and Morris, which makes recommendations to the Board of Directors concerning the appointment or replacement of the Company's independent public accountants, confers with such accountants regarding such accountants' audit of the Company and recommends and implements desired changes to the scope of the Company's audit.

DIRECTOR COMPENSATION

  Directors do not receive any cash fees for their services on the Board, but are reimbursed for expenses incurred in connection with their attendance at Board and committee meetings. In addition, non-employee directors of the Company are eligible to receive stock options under the Company's Amended and Restated 1996 Stock Incentive Plan. See "--Amended and Restated 1996 Stock Incentive Plan".

EXECUTIVE COMPENSATION

  The following table sets forth the total compensation paid or accrued for the year ended December 31, 1997 for the Company's Chief Executive Officer and its three other executive officers in the year ended December 31, 1997 whose salary and bonus totaled at least $100,000 for the fiscal year (together, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                                                   ------------
                                                                      AWARDS
                                                                   ------------
                                           ANNUAL COMPENSATION      SECURITIES
                                           --------------------     UNDERLYING
       NAME AND PRINCIPAL POSITION           SALARY     BONUS       OPTIONS(1)
------------------------------------------ ---------- ---------    ------------
John A. Ryan ............................. $  180,874 $  79,800(2)  1,445,800
 President and Chief Executive Officer
Brian O'Higgins...........................     94,319    46,123(2)    602,400
 Executive Vice President and Chief Tech-
 nology Officer
Bradley N. Ross...........................     94,175    45,298(2)    602,400
 President of European Operations
Richard D. Spurr(3).......................     68,217    43,820       440,000
 Senior Vice President, Sales and Market-
 ing

--------
(1) Represents the number of shares covered by options to purchase shares of Common Stock granted during the year ended December 31, 1997. The Company has never granted any stock appreciation rights.
(2)Represents bonuses paid for 1996 performance at Nortel.
(3)Represents compensation from June 1997 when Mr. Spurr joined the Company.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth all individual grants of stock options to each of the Named Executive Officers during the year ended December 31, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                         POTENTIAL REALIZABLE
                                                                                           VALUE AT ASSUMED
                                                                                         ANNUAL RATES OF STOCK
                                                                                        PRICE APPRECIATION FOR
                                               INDIVIDUAL GRANTS                            OPTION TERM(2)
                         -------------------------------------------------------------- -----------------------
                            NUMBER OF    PERCENT OF TOTAL
                           SECURITIES    OPTIONS GRANTED
                           UNDERLYING      TO EMPLOYEES    EXERCISE OR BASE  EXPIRATION
NAME                     OPTIONS GRANTED  IN FISCAL YEAR  PRICE PER SHARE(1)    DATE        5%          10%
------------------------ --------------- ---------------- ------------------ ---------- ----------- -----------
John A. Ryan............   1,445,800(3)        21.4%            $2.13          1/1/07   $ 1,932,169 $ 4,896,495
Brian O'Higgins.........     602,400(3)         8.9              2.13          1/1/07       850,048   2,040,150
Bradley N. Ross.........     602,400(3)         8.9              2.13          1/1/07       850,048   2,040,150
Richard D. Spurr........     440,000(4)         6.5              2.13          1/1/07       588,016   1,490,149

--------
(1) The exercise prices represent the fair market value of the Common Stock on the respective dates of grant, as determined by the Board of Directors.
(2) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) on the market value of the Common Stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.
(3) Each of the indicated options cumulatively vests as to one-fifth of the underlying shares on January 1, 1997 and each of the first, second, third and fourth anniversaries of January 1, 1997.
(4) The indicated option cumulatively vests as to one-fifth of the underlying shares on July 23, 1997 and each of the first, second, third and fourth anniversaries of July 23, 1997.

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1997. None of the Named Executive Officers exercised options during the year ended December 31, 1997.

                         FISCAL YEAR-END OPTION VALUES

                          NUMBER OF SHARES UNDERLYING    VALUE OF UNEXERCISED
                              UNEXERCISED OPTIONS       IN-THE-MONEY OPTIONS AT
                               AT FISCAL YEAR END         FISCAL YEAR-END(2)
                          ---------------------------- -------------------------
NAME                      EXERCISABLE(1) UNEXERCISABLE EXERCISABLE UNEXERCISABLE
------------------------- -------------- ------------- ----------- -------------
John A. Ryan.............    578,320        867,480
Brian O'Higgins..........    240,960        361,440
Bradley N. Ross..........    240,960        361,440
Richard D. Spurr.........     88,000        352,000

--------
(1) Includes shares that became exercisable as of January 1, 1998.
(2) There was no public trading market for the Common Stock as of December 31, 1997. Accordingly, these values have been calculated on the basis of the
    assumed initial public offering price of $   per share, less the
    applicable exercise price.

EMPLOYMENT AGREEMENTS

  Pursuant to a letter agreement between John A. Ryan and the Company, dated as of April 21, 1997, the Company agreed to employ Mr. Ryan as the Company's President and Chief Executive Officer, with an annual salary of $185,000 and an annual bonus of up to 35% of the base salary. The Company also agreed to reimburse up to $35,000 of expenses related to executive perquisites in Mr. Ryan's first year of employment as President and Chief Executive Officer, and up to $12,000 for such expenses in each subsequent year of employment. Mr. Ryan will receive a relocation assistance payment of up to $100,000 if he is required to relocate his residence due to the relocation of the Company's headquarters. If Mr. Ryan's employment is terminated by the Company within two years of such a relocation, for any reason other than for cause, disability, retirement, resignation or death, then Mr. Ryan is entitled to payment of his base salary for up to 36 weeks. Mr. Ryan's employment is terminable at will.

  Pursuant to a letter agreement between Brian O'Higgins and NTL, on behalf of the Company, dated as of November 18, 1996, the Company agreed to employ Mr. O'Higgins as the Company's Executive Vice President, Technology, with an annual salary of CDN$130,000. Mr. O'Higgins was appointed as the Company's Executive Vice President and Chief Technology Officer in December 1996, and in September 1997 his annual salary was increased to CDN$160,000. Upon termination of his employment without just cause, Mr. O'Higgins will be entitled to payment of his base salary for 12 months, plus an allowance of CDN$10,000 for benefits. Mr. O'Higgins has agreed not to compete against the Company for 12 months following the termination of his employment with the Company.

  Pursuant to a letter agreement between Bradley N. Ross and NTL, on behalf of the Company, dated as of November 18, 1996, the Company agreed to employ Mr. Ross as the Company's Executive Vice President, Marketing and Product Line Management, with an annual salary of CDN$130,000. Mr. Ross currently serves as the Company's President of European Operations. In September 1997, Mr. Ross' annual salary was increased to CDN$160,000. Upon termination of his employment without just cause, Mr. Ross will be entitled to payment of his base salary for 12 months, plus an allowance of CDN$10,000 for benefits. Mr. Ross has agreed not to compete against the Company for 12 months following the termination of his employment with the Company.

  Pursuant to a letter agreement between Richard D. Spurr and the Company, dated as of June 4, 1997, the Company agreed to employ Mr. Spurr as the Company's Vice President of Global Sales, with an annual salary of $125,000. Mr. Spurr currently serves as the Company's Senior Vice President, Sales and Marketing. Mr. Spurr is also eligible to receive up to $125,000 through the Company's sales incentive program. Mr. Spurr's employment is terminable at will.

AMENDED AND RESTATED 1996 STOCK INCENTIVE PLAN

  The Company's Amended and Restated 1996 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in December 1996. The Incentive Plan was amended and restated by the Board in June 1998. Up to 10,000,000 shares of Common Stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the Incentive Plan.

  The Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonstatutory stock options, restricted stock awards and other stock-based awards (collectively, "Awards").

  Officers, employees, directors, consultants and advisors of the Company and its subsidiaries (collectively, "Participants") are eligible to receive Awards under the Incentive Plan, provided such consultants render bona fide services not in connection with an offer or sale of securities in a capital raising transaction. Under present law, however, incentive stock options may only be granted to employees of the Company or its subsidiaries. The maximum number of shares with respect to which an Award may be granted to any Participant under the Incentive Plan may not exceed 5,000,000 shares per calendar year.

  Participants who are granted options under the Incentive Plan receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Code may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). The Incentive Plan permits the Board of Directors to determine the manner of payment of the exercise price of options, including payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to the Company of shares of Common Stock, by delivery to the Company of a promissory note or by any combination of the permitted forms of payment.

  The Incentive Plan is administered by the Board of Directors. The Board of Directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the Incentive Plan and to interpret the provisions thereof. Pursuant to the terms of the Incentive Plan, the Board of Directors may delegate authority under the Incentive Plan to one or more committees of the Board of Directors and, subject to certain limitations, to one or more executive officers of the Company. The Board of Directors has authorized the Compensation Committee to administer the Incentive Plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the Incentive Plan, the Board of Directors, the Compensation Committee or any other committee or executive officer to whom the Board of Directors delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the term of options and (iv) the number of shares of Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including any conditions for repurchase, the issue price and repurchase price.

  In the event of a merger, liquidation or other Acquisition Event (as defined in the Incentive Plan), the Incentive Plan authorizes the Board of Directors to provide (i) that outstanding options be assumed or substituted by the succeeding corporation, (ii) that unexercised options become exercisable in full immediately prior to the consummation of the Acquisition Event, (iii) for a cash payment to holders of outstanding options, followed by the termination of such options, in certain circumstances, (iv) that all restricted stock awards become free of all restrictions prior to the consummation of the Acquisition Event or (v) that other stock-based Awards (x) become exercisable, realizable or vested in full immediately prior to the consummation of the Acquisition Event or (y) be assumed or substituted by the succeeding corporation.

  No Award may be granted under the Incentive Plan after December 2006, but the vesting and effectiveness of Awards previously granted may extend beyond that date. The Board of Directors may at any time amend, suspend or terminate the Incentive Plan, except that no Award granted after an amendment of the Incentive Plan and designated as subject to Section 162(m) of the Code by the Board of Directors shall become exercisable, realizable or vested (to the extent such amendment was required to grant such Award) unless and until such amendment is approved by the Company's stockholders.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Messrs. Archibald and Morris served during the year ended December 31, 1997 as members of the Compensation Committee of the Board of Directors. No executive officer of the Company has served as director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers serve as a director of or member of the Compensation Committee of the Board of Directors. See "Certain Transactions" for a description of transactions between the Company and affiliates of Mr. Archibald.

                             CERTAIN TRANSACTIONS

  In connection with the incorporation and financing of the Company in December 1996 and January 1997 (the "Financing"), the Company entered into an asset transfer agreement with NTI (the "NTI Transfer Agreement"). In addition, the Canadian Subsidiary entered into an asset transfer agreement with NTL (the "NTL Transfer Agreement"). Messrs. Archibald, Conner and Dunn are officers of Nortel, and may be deemed to have an indirect material interest in the transactions between the Company and Nortel.

  Under the NTI Transfer Agreement, NTI received 20,300,000 shares of Common Stock, an unsecured demand note in the amount of $8.0 million and the assumption of certain liabilities by the Company in consideration for the transfer to the Company of an exclusive license to exploit the intellectual property rights transferred to the Canadian Subsidiary within the United States, NTI's interest in executory contracts with distributors and customers licensing Entrust products, equipment used by employees and contractors dedicated to the Company's business and the records relating to the Company's business. In arriving at the purchase price, management of Nortel compared comparable transactions within the industry and conducted its own analysis of the value of the assets.

  Under the NTL Transfer Agreement, NTL received 7,700,000 Exchangeable Special Shares of the Canadian Subsidiary (which stock is convertible into shares of the Common Stock of the Company), one share of common stock of the Canadian Subsidiary and the assumption of certain liabilities by the Company in exchange for NTL's worldwide intellectual property rights underlying the Entrust products (subject to the license of NTI and certain exceptions, see "Business--Intellectual Property"), the inventory of the Company's business, all executory contracts with suppliers, distributors and customers licensing Entrust products (other than NTI's interest therein), and all personal property and fixtures used by its employees and contractors dedicated to the Company's business (other than NTI employees and contractors). In arriving at the purchase price, management of Nortel compared comparable transactions within the industry and conducted its own analysis of the value of the assets. The Company also issued 7,700,000 shares of Special Voting Stock to NTL in connection with this transaction. Pursuant to the terms of the Articles of Incorporation of the Canadian Subsidiary, a holder of Exchangeable Shares may exchange such shares for Common Stock at any time, on a one-for-one basis, by delivering the certificates representing the Exchangeable Shares together with certificates representing an equal number of shares of Special Voting Stock to the Canadian Subsidiary.

  In connection with the Financing, the Company and NTL also entered into a strategic alliance agreement (the "Strategic Alliance Agreement") which acknowledges the Company's continued rights to the benefits of a license from RSA. The Company granted to NTL for three years, or as long as the Company is controlled by NTL, whichever is longer, the right to distribute Entrust products on terms no less favorable to NTL than the terms of the agreements then in effect with other resellers of the Company. The Company granted to NTL for three years, or as long as the Company is controlled by NTL, whichever is longer, a royalty-bearing license to use and modify the Company's source code in NTL products on terms no less favorable to NTL than those offered to other source code licensees. NTL granted to the Company and the Company granted to NTL world-wide, royalty-free licenses to use, sell or license any of the grantor's products or services, excluding existing exclusive licenses, until the grant expires or NTL ceases to control the Company, whichever comes first. In addition, NTL may restrict the Company, for so long as NTL maintains beneficial ownership of a majority of the voting power of the Company, from any act which may reasonably be anticipated to contravene any material instrument binding on Nortel, any order of any governmental body which has jurisdiction over Nortel or any of its assets, or any applicable law or regulation. Upon the closing of the Offerings, Nortel will beneficially own approximately % of the Company's Common Stock. See "Risk Factors -- Concentration of Ownership".

  In connection with the Financing, the Company and NTL entered into an intercompany services and operating agreement (the "Services Agreement") with respect to services offered by NTL to the Company. The Services Agreement provides that such services will be provided in exchange for fees (based upon allocation of its current costs for such services not to exceed fair market value), which management of the Company believes are substantially consistent with the allocation of the costs of such services set forth in the historical financial statements of the Company. The Company paid $2.9 million, $3.7 million and $273,000 in the years ended December 31, 1995, 1996 and 1997, respectively, for research and development services provided by Bell Northern Research Ltd., a subsidiary of Nortel. During the year ended December 31, 1997, the Company paid Nortel $299,000 for services rendered and reimbursed Nortel $5.6 million for expenses paid by Nortel on behalf of the Company, net of revenues collected by Nortel on the Company's behalf.

  In connection with the Financing, in January 1997, the Company sold 257,500 shares of Series B Common Stock to a group of private investors for an aggregate sale price of $25,750,000. In January 1997, the Company also sold 2,500 shares of Series B Non-Voting Common Stock to a private investor for an aggregate sale price of $250,000 and issued an additional 36,448 shares of Series B Non-Voting Common Stock to such investor in exchange for an equivalent number of shares of Series B Common Stock.

  The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 15, 1998, by (i) each person or entity known to the Company to own beneficially more than 5% of the Common Stock, (ii) each of the directors of the Company, (iii) each of the Named Executive Officers, (iv) each of the Selling Stockholders and (v) all directors and executive officers as a group. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

                           SHARES BENEFICIALLY    NUMBER OF         SHARES TO BE
                               OWNED PRIOR      SHARES OFFERED   BENEFICIALLY OWNED
                             TO OFFERINGS(1)     FOR SALE(2)   AFTER OFFERINGS(1)(2)
                          --------------------- -------------- --------------------------
NAME OF BENEFICIAL OWNER    NUMBER   PERCENTAGE                  NUMBER      PERCENTAGE
------------------------  ---------- ----------                ------------- ------------
Northern Telecom
 Limited(3).............  28,000,000    66.3%
 8200 Dixie Road, Suite
  100
 Brampton, Ontario L6T
  5P6
Olympus Partners(4).....   5,034,553    11.9
 Metro Center, 1 Station
  Place
 Stamford, CT 06902
Morgan Guaranty Trust
 Company of
 New York as Trustee,
 and/or Investment
 Manager and/or
 Agent(5)...............   3,517,186     8.3
 522 Fifth Avenue
 New York, NY 10036
Societe Generale
 Investment
 Corporation............   2,512,276     5.9                       2,512,276
 1221 Avenue of the
  Americas
 New York, NY 10020
Orchid & Co., nominee
 for T. Rowe Price
 Threshold Fund III,
 L.P.(6)................   1,507,366     3.6
John A. Ryan(7).........     578,320     1.4                         578,320
Brian O'Higgins(8)......     240,960       *                         240,960
Bradley N. Ross(9)......     240,960       *                         240,960
Richard D. Spurr(10)....     176,000       *                         176,000
David D. Archibald......         --        *                             --
F. William Conner.......         --        *                             --
Frank A. Dunn...........         --        *                             --
Robert S. Morris(11)....   5,034,553    11.9
All executive officers
 and directors as a
 group (10
 persons)(12)...........   6,310,793    14.5

--------
* Less than 1%

 (1) The number of shares of Common Stock outstanding prior to the Offerings includes (i)42,243,164 shares of Common Stock outstanding as of June 15, 1998 and (ii) with respect to each person, the shares issuable by the Company pursuant to options held by such persons which may be exercised within 60 days following June 15, 1998 ("Presently Exercisable Options"). The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after June 15, 1998 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.

 (2) Assumes no exercise of the Underwriters' over-allotment option.

 (3) Consists of (i) 20,300,000 shares held of record by NTI and (ii) 7,700,000 shares of Common Stock issuable upon the exchange of Exchangeable Shares of the Canadian Subsidiary. NTL beneficially owns, and has sole voting and investment power with respect to, the shares of Common Stock held of record by NTI. Exchangeable Shares may be exchanged at any time for Common Stock. See "Certain Transactions". In addition to the number of shares shown as offered for sale in the table, Northern Telecom Limited has granted the Underwriters the right to purchase up to
     an additional    shares pursuant to the Underwriters' over-allotment
     option.

 (4) Consists of (i) 50,245 shares held of record by Olympus Executive Fund, L.P., a Delaware limited partnership ("Olympus Executive"), (ii) 4,974,308 shares held of record by Olympus Growth Fund II, L.P., a Delaware limited partnership ("Olympus Growth", and with Olympus Executive, the "Olympus Funds"), and (iii) 10,000 shares subject to Presently Exercisable Options granted to Robert S. Morris. Olympus Partners may be deemed to have or share voting and investment power with respect to all shares of Common Stock held of record by the Olympus Funds. Shares subject to Presently Exercisable Options held of record by Robert S. Morris, the managing partner of Olympus Partners, are assignable to Olympus Growth. In addition to the number of shares shown
     as offered for sale in the table,     has granted the Underwriters the
     right to purchase up to an additional     shares pursuant to the
     Underwriters' over-allotment option.

 (5) Consists of (i) 2,743,406 shares held of record by Morgan Guaranty Trust Company of New York, as Trustee of the Commingled Pension Trust Fund (Multi-Market Special Investment Fund II) of Morgan Guaranty Trust Company of New York, (ii) 386,890 shares held of record by Morgan Guaranty Trust Company of New York as Trustee of the Multi-Market Special Investment Trust Fund of Morgan Guaranty Trust Company of New York and
     (iii) 386,890 shares held of record by Morgan Guaranty Trust Company of New York, as Investment Manager and Agent for a private client. In addition to the number of shares shown as offered for sale in the table, has granted the Underwriters the right to purchase up to an
     additional     shares pursuant to the Underwriters' over-allotment
     option.

 (6) In addition to the number of shares shown as offered for sale in the table, Orchid & Co. has granted the Underwriters the right to purchase up
     to an additional     shares pursuant to the Underwriters' over-allotment
     option.

 (7) Consists of 578,320 shares subject to Presently Exercisable Options.

 (8) Consists of 240,960 shares subject to Presently Exercisable Options.

 (9) Consists of 240,960 shares subject to Presently Exercisable Options.

(10) Consists of 176,000 shares subject to Presently Exercisable Options.

(11) Consists of (i) 5,024,553 shares held of record by the Olympus Funds and
     (ii) 10,000 shares subject to Presently Exercisable Options. Mr. Morris, the managing partner of Olympus Partners, may be deemed to have or share voting and investment power with respect to all shares of Common Stock held of record by the Olympus Funds. Mr. Morris disclaims beneficial ownership of all shares held of record by the Olympus Funds.

(12) Consists of (i) 5,024,553 shares held of record by the Olympus Funds and
     (ii) 1,286,240 shares subject to Presently Exercisable Options. See footnotes (7)--(11) above.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, 15,000,000 shares of special voting stock, $.01 par value per share ("Special Voting Stock"), and 5,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"). As of June 15, 1998, there were 34,543,164 shares of Common Stock outstanding held by 22 stockholders and 7,700,000 shares of Special Voting Stock held by one stockholder.

  The following summary of certain provisions of the Company's Common Stock, Special Voting Stock, Preferred Stock, Articles of Incorporation and Bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation"), Amended and Restated Bylaws (the "Bylaws") and other agreements included as exhibits to the Registration Statement of which this Prospectus is a part. See "Additional Information".

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the dissolution or liquidation of the Company, subject to the prior rights of any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company in the Offerings will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Certain holders of Common Stock have the right to require the Company to effect the registration of their shares of Common Stock in certain circumstances. See "--Registration Rights".

  At present, there is no established trading market for the Common Stock. Application has been made for the quotation of the Common Stock on the Nasdaq National Market under the symbol "ENTU".

SPECIAL VOTING STOCK

  The holders of Special Voting Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Except for such voting rights, the holders of Special Voting Stock have no other rights in respect of such shares, including without limitation rights to receive dividends or rights to receive assets of the Company upon its dissolution, liquidation or winding up of its affairs.

  In connection with the incorporation of the Canadian Subsidiary and the Company, NTL was issued Exchangeable Shares of the Canadian Subsidiary. The holder of Exchangeable Shares may exchange such shares for shares of the Company's Common Stock at any time on or prior to December 31, 2006, on a one-for-one basis. In addition, the Company generally has the right to demand such exchange at any time on or prior to December 31, 2006. See "Certain Transactions".

PREFERRED STOCK

  Under the terms of the Articles of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 5,000,000 shares of

Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

MARYLAND LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Under Section 3-601 et seq. of the General Corporation Law of Maryland (the "Maryland Law") (the "Business Combination Statute"), to which the Company is subject, certain "business combinations" (including mergers or similar transactions subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Maryland corporation subject to the Business Combination Statute and
(i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting shares after the date on which the corporation had 100 or more beneficial owners of its stock or
(ii) any affiliate or associate of the corporation who, at any time within the preceding two years and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder"), or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder unless an exemption is available. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by all holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the Business Combination Statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The Business Combination Statute does not apply, however, to business combinations that are
(a) exempted in the corporation's charter prior to the time the corporation became subject to the Business Combination Statute or (b) approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. After a corporation becomes subject to the Business Combination Statute, in order to amend the corporation's charter to elect not to be subject to the foregoing requirements with respect to one or more Interested Stockholders, the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders is required. The Company's Articles of Incorporation provide that business combinations between the Company and any of NTL, NTI, affiliates of NTL or NTI, or the successors or assigns of NTL, NTI or their affiliates are exempt from the provisions of the Business Combination Statute.

  Section 3-701 et seq. of the Maryland Law (the "Control Share Acquisition Statute") provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. The Company's Articles of Incorporation generally exempt the applicability of the Control Share Acquisition Statute to any control share acquisition of any shares of the capital stock of the Company.

  The Business Combination Statute and the Control Share Acquisition Statute could have the effect of discouraging takeover proposals and delaying or preventing a change of control of the Company not approved by its Board of Directors.

  The Articles of Incorporation provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management--Executive Officers and Directors". The Articles of Incorporation also provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Articles of Incorporation, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

  Maryland Law provides generally that the affirmative vote of two-thirds or a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation unless a corporation's articles of incorporation requires a greater percentage. The Company's Articles of Incorporation require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the previous paragraph.

  The Articles of Incorporation also provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting of stockholders may only be taken if it is properly brought before such meeting. The Bylaws further provide that special meetings of the stockholders may only be called by the President, the Board of Directors or the Secretary upon the request of 50% of the shares of capital stock of the Company entitled vote. Under the Bylaws, in order for any matter to be considered "properly brought" before an annual meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. These provisions may discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, unless it acquired at least 50% of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at the annual meeting of stockholders.

  The Articles of Incorporation contain certain provisions permitted under the Maryland Law relating to the liability of directors and officers. The provisions eliminate a director's or officer's liability for monetary damages to a corporation or its stockholders, except to the extent the director or officer actually received an improper benefit or profit or the director's or officer's action was the result of active and deliberate dishonesty. Further, the Articles of Incorporation contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the Maryland Law. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

REGISTRATION RIGHTS

  Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 31, 1996, as amended, among the Company and certain of its stockholders (the "Rightsholders"), such Rightsholders will be entitled to certain rights with respect to the registration under the
Securities Act of a total of approximately     shares of Common Stock (the
"Registrable Shares").

  Rightsholders holding in the aggregate at least 35% of the Registrable Shares may require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares if such registration would result in an offering with an aggregate offering price of at least $5.0 million. The Rightsholders are entitled to two demand registration requests. The Company is not required to file a demand registration statement for one year following the effective date of the Offerings or within six months after the effective date of any other registration statement, subject to certain restrictions.

  If the Company proposes to register any of its securities under the Securities Act, the Rightsholders will be entitled to include Registrable Shares in such offering, subject to the right of the managing underwriter of any underwritten offering to limit for marketing reasons the number of shares of Registrable Shares included in the offering. See "Shares Eligible for Future Sale".

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock will be       .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no public market for the securities
of the Company. Upon completion of the Offerings there will be     shares of
Common Stock of the Company outstanding (assuming no exercise of the
outstanding options of the Company). Of these shares, the     shares sold in
the Offerings will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining      shares of Common Stock are deemed "restricted securities"
under Rule 144 and are all subject to the Lock-Up Agreements with the Representatives of the Underwriters. Upon expiration of the Lock-Up Agreements 180 days after the date of this Prospectus (and assuming no exercise of outstanding options or exchange of Exchangeable Shares), approximately shares of restricted Common Stock will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.

  The Company and all of its directors, officers, stockholders, who in the
aggregate will hold approximately      shares of Common Stock on the date of
this Prospectus, as well as holders of options to purchase Company Common Stock, have agreed, pursuant to Lock-Up Agreements with the Representatives of the Underwriters or, in the case of the option holders, pursuant to stock option agreements with the Company, have agreed that, without the prior written consent of Goldman, Sachs & Co., for a period of 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any shares convertible into or exchangeable for shares of Common Stock, owned directly by such persons or with respect to which they have the power of disposition. Goldman, Sachs & Co. may release all or part of the shares subject to the Lock-Up Agreements at any time in its sole discretion.

  In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common
Stock (approximately     shares immediately after the Offerings) or the
average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate of the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

  Securities issued in reliance on Rule 701 (such as shares of Common Stock acquired pursuant to the exercise of certain options granted under the Company's stock plans) are also restricted securities and, subject to the Lock-Up Agreements, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, may be sold by stockholders other than Affiliates of the Company so long as such sales comply with the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year holding period requirement.

  The Company intends to file registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the Incentive Plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the Lock-Up Agreements noted above, if applicable.

  Prior to the Offerings, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

  Pursuant to the Registration Rights Agreement, certain holders of Common
Stock, holding an aggregate of      shares of Common Stock, will have the
ability to require the Company to register their shares of Common Stock, subject to certain restrictions. See "Description of Capital Stock-- Registration Rights".

                 CERTAIN U.S. TAX CONSIDERATIONS APPLICABLE TO
                     NON-U.S. HOLDERS OF THE COMMON STOCK

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as defined in the U.S. Internal Revenue Code of 1986, as amended (the "Code") (a "non-U.S. holder"). This discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not deal with all aspects of United States federal income and estate taxation that may be relevant to non-U.S. holders (including special rules applicable to certain United States expatriates), or with U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof as of the date hereof, all of which are subject to change, possibly with retroactive effect. Each prospective non-U.S. holder is urged to consult a tax adviser with respect to the U.S. federal tax consequences of holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

  An individual may, among other ways, be deemed to be a resident alien (as opposed to a non-resident alien) with respect to any calendar year by virtue of being present in the United States on at least 31 days in such calendar year and for an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

  As described above, the Company does not expect to pay dividends. In the event the Company does pay dividends, dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, and are not generally subject to withholding, if the holder complies with certain certification and disclosure requirements. Any such effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payer has knowledge to the contrary) for purposes of the withholdings discussed above and for purposes of determining the applicability of a tax treaty rate. Under certain recently finalized Treasury Regulations (the "New Withholding Regulations"), a non-U.S. holder of Common Stock will be required to satisfy certain certification and other requirements in order to claim the benefit of a reduced withholding tax rate with respect to dividends under an applicable treaty. In addition, under the New Withholding Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners and the partnership may be required to provide certain information, including a United States taxpayer identification number. The New Withholding Regulations also provide look-through rules for tiered partnerships. The New Withholding Regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. Non-U.S. holders are encouraged to consult with their own tax advisors with respect to the application of the New Withholding Regulations.

  A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time during the five-year period ending on the date of the disposition and the non-U.S. holder owned more than 5% of the Company's Common Stock at any time during such period. The Company believes that it has not been and it is not a "U.S. real property holding corporation" for U.S. federal income tax purposes and does not currently anticipate becoming a "U.S. real property holding corporation". Different tax consequences would apply to certain non-U.S. holders if the Company were to become a "U.S. real property holding corporation." If an individual non-U.S. holder falls under clause (i) above, he or she will be taxed on his or her net gain derived from the sale at regular graduated U.S. federal income tax rates. If an individual non-U.S. holder falls under clause
(ii) above, he or she will be subject to a flat 30% tax on the net gain derived from the sale which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, or at such lower rate as may be specified by an applicable income tax treaty.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by a non-U.S. holder at the time of death, or Common Stock of which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder (including the name and address of such holder) and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

  Under current law, backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) will generally not apply to dividends paid to a non-U.S. holder at an address outside the United States unless such non-U.S. holder is engaged in a trade or business in the United States or unless the payer has knowledge that the payee is a U.S. person. However, under the New Withholding Regulations (which are generally effective for dividends paid after December 31, 1999), dividend payments may be subject to backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to rules applicable to foreign partnerships under the New Withholding Regulations.

  In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock to or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% of more of its gross income for certain periods from the conduct of a trade or business in the United States or, effective for payments after December 31, 1999, a foreign partnership (i) more than 50% of the income or capital interests of which are owned by U.S. persons or (ii) that is engaged in a United States trade or business, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met or
(2) the beneficial owner otherwise establishes an exemption.

  Payment to or through a U.S. office of a broker of the proceeds of a sale of Common Stock is generally subject to both backup withholding and information reporting unless the beneficial owner certifies on a Form W-8 (or a suitable substitute form) under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption.

  Effective for payments after December 31, 1999 (and subject to certain transition rules), the New Withholding Regulations unify certain certification procedures and forms and the reliance standards relating to information reporting and backup withholding.

  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The Company's financial statements as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Deloitte & Touche Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

  The financial statements of r/3/ as of December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Willi & Partner AG, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (together with all amendments, exhibits, schedules and supplements thereto) on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby (the "Registration Statement"). This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the Company is required to file electronic versions to these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to distribute to its stockholders annual reports containing audited consolidated financial statements. The Company also intends to make available to its stockholders reports containing interim unaudited financial information for each of the first three quarters of each fiscal year.

                       INDEX TO FINANCIAL STATEMENTS

                         ENTRUST TECHNOLOGIES INC.

                     CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Auditors' Report.......................................................... F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997 and
 March 31, 1998 (unaudited)............................................... F-3
Consolidated Statements of Operations for the years ended December 31,
 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998
 (unaudited).............................................................. F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December 31, 1995, 1996 and 1997 and the three months ended March
 31, 1998 (unaudited)..................................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1995, 1996 and 1997 and the three months ended March 31, 1997 and 1998
 (unaudited).............................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

             R/3/ SECURITY ENGINEERING AG FINANCIAL STATEMENTS

Report of the Statutory Auditors........................................... F-20
Balance Sheets as of December 31, 1996 and 1997............................ F-21
Income Statements for the years ended December 31, 1996 and 1997........... F-22
Notes to Financial Statements.............................................. F-23

                         ENTRUST TECHNOLOGIES INC.

      PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Combined Condensed Consolidated Balance Sheet (unaudited)...... F-28
Pro Forma Combined Condensed Consolidated Statement of Operations
 (unaudited)............................................................. F-29
Notes to Pro Forma Combined Condensed Consolidated Financial Statements
 (unaudited)............................................................. F-31

                               AUDITORS' REPORT

  The accompanying consolidated financial statements give effect to the consummation of the stock split that is expected to take place prior to the commencement of the proposed offering of securities. The following report is in the form that will be furnished by Deloitte & Touche upon the consummation of the stock split described in Note 7 to the financial statements assuming that from June 5, 1998 to the date of such stock split no other material events have occurred that would affect the accompanying financial statements or require disclosure therein.

"To the Directors of Entrust Technologies Inc.

  We have audited the consolidated balance sheets of Entrust Technologies Inc. as at December 31, 1996 and 1997 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995, 1996 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Entrust Technologies Inc. as at December 31, 1996 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1995, 1996 and 1997 in conformity with accounting principles generally accepted in the United States of America.


Ottawa, Canada
June 5, 1998"

/s/ DELOITTE & TOUCHE

July 1, 1998
Ottawa, Canada

                           ENTRUST TECHNOLOGIES INC.

                          CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                            DECEMBER 31,              PRO FORMA
                                           ---------------  MARCH 31, MARCH 31,
                                            1996    1997      1998      1998
                                           ------  -------  --------- ---------
                                                                (UNAUDITED)
                  ASSETS
Current assets:
 Cash and cash equivalents................ $  --   $ 4,025   $ 5,409
 Short-term investments...................    --     8,613     5,606
 Accounts receivable (net of allowance
  for doubtful accounts at December 31,
  1996--$129, December 31, 1997--$416,
  and March 31, 1998--$435)...............  2,487    7,152    10,327
 Other receivables........................    --     2,089       948
 Prepaid expenses.........................     55      455       637
                                           ------  -------   -------     ---
   Total current assets...................  2,542   22,334    22,927
Property and equipment, net...............  1,145    1,680     1,939
Deferred income tax benefit...............    --       743     1,051
                                           ------  -------   -------     ---
   Total assets........................... $3,687  $24,757   $25,917
                                           ======  =======   =======     ===
   LIABILITIES AND SHAREHOLDERS' EQUITY
                 (DEFICIT)
Current liabilities:
 Accounts payable......................... $  901  $ 1,236   $ 2,495
 Accrued liabilities......................    945    2,066     2,521
 Deferred income..........................  1,882    3,068     3,730
 Current portion of long-term debt........    --       --        171
 Due to related party.....................    --     2,257       941
                                           ------  -------   -------     ---
   Total current liabilities..............  3,728    8,627     9,858
Long-term debt............................    --     1,449     1,275
Deferred income tax liabilities...........     19       19        19
                                           ------  -------   -------     ---
   Total liabilities......................  3,747   10,095    11,152
                                           ------  -------   -------     ---
Shareholders' equity (deficit):
 Preferred, par value $.01 per share;
  5,000,000 authorized; none issued and
  outstanding.............................    --       --        --
 Common stock
   Common, par value $.01 per share;
    100,000,000 authorized; none issued
    and outstanding at December 31, 1996
    and 1997 and March 31, 1998
    outstanding on a pro forma basis at
      , 1998..............................    --       --        --
   Series A common, par value $.01 per
    share; 100,000,000 authorized;
    20,300,000 issued and outstanding
    shares at December 31, 1997 and March
    31, 1998, and none at December 31,
    1996..................................    --       203       203
   Series B common, par value $.01 per
    share; convertible and exchangeable;
    260,000 authorized; 221,052 issued and
    outstanding shares at December 31,
    1997 and March 31, 1998, and none at
    December 31, 1996 and on a pro forma
    basis at     , 1998...................    --         2         2
   Series B, non-voting common, par value
    $.01 per share; exchangeable; 260,000
    authorized; 38,948 issued and
    outstanding shares at December 31,
    1997 and March 31, 1998, and none at
    December 31, 1996 and on a pro forma
    basis at      , 1998..................    --       --        --
 Special voting, par value $.01 per
  share; exchangeable; 15,000,000
  authorized; 7,700,000 issued and
  outstanding shares at December 31, 1997
  and March 31, 1998, and none at
  December 31, 1996.......................    --        77        77
 Additional paid-in capital...............    --    15,744    15,744
 Accumulated other comprehensive income...    --       (15)      (47)
 Accumulated deficit......................    (60)  (1,349)   (1,214)
                                           ------  -------   -------     ---
   Total shareholders' equity (deficit)...    (60)  14,662    14,765
                                           ------  -------   -------     ---
   Total liabilities and shareholders'
    equity................................ $3,687  $24,757   $25,917
                                           ======  =======   =======     ===

    The accompanying notes are an integral part of the financial statements.

                           ENTRUST TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                              THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,              MARCH 31,
                          ---------------------------------  ----------------------
                             1995        1996       1997        1997        1998
                          ----------  ---------- ----------  ----------  ----------
                                                                  (UNAUDITED)
Revenues:
  License...............  $    1,845  $    8,689 $   16,486  $    2,632  $    7,681
  Services and
   maintenance..........       2,128       4,113      8,520       1,471       2,243
                          ----------  ---------- ----------  ----------  ----------
    Total revenues......       3,973      12,802     25,006       4,103       9,924
                          ----------  ---------- ----------  ----------  ----------
Cost of revenues:
  License...............          34         393        502         104         342
  Services and
   maintenance..........         950       3,157      4,414         628       1,476
                          ----------  ---------- ----------  ----------  ----------
    Total cost of
     revenues...........         984       3,550      4,916         732       1,818
                          ----------  ---------- ----------  ----------  ----------
Gross profit............       2,989       9,252     20,090       3,371       8,106
                          ----------  ---------- ----------  ----------  ----------
Operating expenses:
  Sales and marketing...       1,914       3,858     11,193       1,698       4,931
  Research and
   development..........       2,287       2,874      5,692         952       2,283
  General and
   administrative.......       1,212       2,464      3,695         686       1,063
                          ----------  ---------- ----------  ----------  ----------
    Total operating
     expenses...........       5,413       9,196     20,580       3,336       8,277
                          ----------  ---------- ----------  ----------  ----------
Income (loss) from
 operations.............      (2,424)         56       (490)         35        (171)
Interest income.........         --          --         723         209         146
                          ----------  ---------- ----------  ----------  ----------
Income (loss) before
 (provision) benefit for
 income taxes...........      (2,424)         56        233         244         (25)
(Provision) benefit for
 income taxes...........         301         331        281         (20)        160
                          ----------  ---------- ----------  ----------  ----------
Net income (loss).......  $   (2,123) $      387 $      514  $      224  $      135
                          ==========  ========== ==========  ==========  ==========
Net income per share
  Basic.................         --          --  $     0.02  $     0.01         --
  Diluted...............         --          --  $     0.01  $     0.01         --
Weighted average common
 shares outstanding
  Basic.................         --          --  30,700,000  30,700,000  30,700,000
  Diluted...............         --          --  41,742,972  41,063,840  45,231,404

    The accompanying notes are an integral part of the financial statements.

                           ENTRUST TECHNOLOGIES INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                   AND THE THREE MONTHS ENDED MARCH 31, 1998
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                      SERIES B
                       SERIES A         SERIES B     NON-VOTING       SPECIAL
                        COMMON           COMMON        COMMON          VOTING                  ACCUMULATED
                         STOCK           STOCK          STOCK          STOCK       ADDITIONAL     OTHER     ACCUMULATED
                   ----------------- -------------- ------------- ----------------  PAID-IN   COMPREHENSIVE   INCOME
                     SHARES   AMOUNT SHARES  AMOUNT SHARES AMOUNT  SHARES   AMOUNT  CAPITAL      INCOME      (DEFICIT)
                   ---------- ------ ------- ------ ------ ------ --------- ------ ---------- ------------- -----------
Balances at
 December 31,
 1994............         --  $  --      --  $  --     --  $ --         --  $  --   $   --       $  --        $ 2,095
 Change in
  shareholder's
  net
  investment.....         --     --      --     --     --    --         --     --       --          --          1,700
 Net income......         --     --      --     --     --    --         --     --       --          --         (2,123)
                   ---------- ------ ------- ------ ------ -----  --------- ------  -------      ------       -------
Balances at
 December 31,
 1995............         --     --      --     --     --    --         --     --       --          --          1,672
 Change in
  shareholder's
  net
  investment.....         --     --      --     --     --    --         --     --       --          --         (2,119)
 Net income......         --     --      --     --     --    --         --     --       --          --            387
                   ---------- ------ ------- ------ ------ -----  --------- ------  -------      ------       -------
Balances at
 December 31,
 1996............         --     --      --     --     --    --         --     --       --          --            (60)
 Series A common
  shares issued..  20,300,000    203     --     --     --    --         --     --      (173)        --            --
 Special Voting
  shares issued..         --     --      --     --     --    --   7,700,000     77      (66)        --            --
 Series B common
  shares issued..         --     --  221,052      2    --    --         --     --    15,302         --            --
 Series B Non-
  Voting common
  shares issued..         --     --      --     --  38,948   --         --     --     2,696         --            --
 Share capital
  issuance
  costs..........         --     --      --     --     --    --         --     --    (2,015)        --            --
 Translation
  adjustment.....         --     --      --     --     --    --         --     --       --          (15)          --
 Change in
  shareholder's
  net
  investment.....         --     --      --     --     --    --         --     --       --          --         (1,803)
 Net income......         --     --      --     --     --    --         --     --       --          --            514
                   ---------- ------ ------- ------ ------ -----  --------- ------  -------      ------       -------
Balances at
 December 31,
 1997............  20,300,000    203 221,052      2 38,948   --   7,700,000     77   15,744         (15)       (1,349)
 Translation
  adjustment
  (unaudited)....         --     --      --     --     --    --         --     --       --          (32)          --
 Net income
  (unaudited)....         --     --      --     --     --    --         --     --       --          --            135
                   ---------- ------ ------- ------ ------ -----  --------- ------  -------      ------       -------
Balances at March
 31, 1998
 (unaudited).....  20,300,000   $203 221,052 $    2 38,948 $ --   7,700,000 $   77  $15,744        $(47)      $(1,214)
                   ========== ====== ======= ====== ====== =====  ========= ======  =======      ======       =======
                       TOTAL
                   SHAREHOLDERS'
                      EQUITY
                     (DEFICIT)
                   -------------
Balances at
 December 31,
 1994............     $ 2,095
 Change in
  shareholder's
  net
  investment.....       1,700
 Net income......      (2,123)
                   -------------
Balances at
 December 31,
 1995............       1,672
 Change in
  shareholder's
  net
  investment.....      (2,119)
 Net income......         387
                   -------------
Balances at
 December 31,
 1996............         (60)
 Series A common
  shares issued..          30
 Special Voting
  shares issued..          11
 Series B common
  shares issued..      15,304
 Series B Non-
  Voting common
  shares issued..       2,696
 Share capital
  issuance
  costs..........      (2,015)
 Translation
  adjustment.....         (15)
 Change in
  shareholder's
  net
  investment.....      (1,803)
 Net income......         514
                   -------------
Balances at
 December 31,
 1997............      14,662
 Translation
  adjustment
  (unaudited)....         (32)
 Net income
  (unaudited)....         135
                   -------------
Balances at March
 31, 1998
 (unaudited).....     $14,765
                   =============

    The accompanying notes are an integral part of the financial statements.

                           ENTRUST TECHNOLOGIES INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                          THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,          MARCH 31,
                              --------------------------  --------------------
                               1995     1996      1997      1997       1998
                              -------  -------  --------  ---------  ---------
                                                              (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)........... $(2,123) $   387  $    514  $     224  $     135
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization..............     144      204       360         81        130
  Adjustment to cumulative
   translation account.......     --       --        (15)       (10)       (32)
  Deferred income taxes......      10        4      (743)      (146)      (308)
  Changes in assets and
   liabilities:
   (Increase) decrease in
    accounts receivable......     398     (967)   (4,665)       (59)    (3,175)
   (Increase) decrease in
    other receivables........     --       --     (2,089)       --       1,141
   (Increase) decrease in
    prepaid expenses.........      35      (40)     (400)        55       (182)
   Increase (decrease) in
    accounts payable.........     230      647       335       (739)     1,259
   Increase in accrued
    liabilities..............      29      891     1,121      1,989        455
   Increase in deferred
    income...................     113    1,686     1,186         78        662
   Increase (decrease) due to
    related party............     --       --      2,257      2,515     (1,316)
                              -------  -------  --------  ---------  ---------
  Net cash provided by (used
   in) operating activities..  (1,164)   2,812    (2,139)     3,988     (1,231)
                              -------  -------  --------  ---------  ---------
Cash flows from investing
 activities:
 Purchases of property and
  equipment..................    (536)    (693)     (895)        (2)      (389)
 Purchases of short-term
  investments................     --       --    (12,308)       --      (3,882)
 Dispositions of short-term
  investments................     --       --      3,695        --       6,889
                              -------  -------  --------  ---------  ---------
  Net cash provided by (used
   in) investing activities..    (536)    (693)   (9,508)        (2)     2,618
                              -------  -------  --------  ---------  ---------
Cash flows from financing
 activities:
 Proceeds from (repayment of)
  long-term debt.............     --       --      1,449        --          (3)
 Transfers (to) from
  shareholder................   1,700   (2,119)   (1,803)    (1,803)       --
 Proceeds from issuance of
  common and special voting
  stock, net of issuance
  costs of $2,015............     --       --     16,026     16,026        --
                              -------  -------  --------  ---------  ---------
  Net cash provided by (used
   in) financing activities..   1,700   (2,119)   15,672     14,223         (3)
                              -------  -------  --------  ---------  ---------
Net change in cash and cash
 equivalents.................     --       --      4,025     18,209      1,384
Cash and cash equivalents at
 beginning of period.........     --       --        --         --       4,025
                              -------  -------  --------  ---------  ---------
Cash and cash equivalents at
 end of period............... $   --   $   --   $  4,025  $  18,209  $   5,409
                              =======  =======  ========  =========  =========

    The accompanying notes are an integral part of the financial statements.

                           ENTRUST TECHNOLOGIES INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

  In January of 1994, Northern Telecom Limited, and its subsidiary Northern Telecom Inc. (collectively "Nortel"), established the Secure Networks group (the "Division") to pursue the development and sales of public key infrastructure ("PKI") products. PKI products combine powerful public key data encryption technology with transparent, life cycle digital certificate management to enable users to communicate securely over public and private networks.

  During 1996, Nortel announced its intention to create a separate company, Entrust Technologies Inc. (the "Company") consisting of the operations of the Division (the "Separation"). The Company was incorporated in December 1996 with nominal share capital, all of which was contributed by Nortel. At the close of business on December 31, 1996, Nortel transferred to the Company certain of the assets and liabilities, intellectual property, rights, licenses and contracts of the Division of Nortel.

  In exchange Nortel received 20,300,000 shares of the Company's Series A common stock, 7,700,000 shares of the Company's Special Voting stock, and cash consideration. At the close of business on December 31, 1996, the Company issued 260,000 shares of its Series B common stock in a private placement for $100 per share less underwriting costs and commissions of $7.75 per share. After the completion of the private placement, Nortel owned approximately 73.0% of the outstanding shares of the Company's common stock assuming conversion of the Series B common stock and Series B Non-Voting common stock into an aggregate of 13,063,836 shares of Series A common stock.

BASIS OF PRESENTATION

  These consolidated financial statements have been prepared for the purpose of presenting the balance sheets of the Company as at December 31, 1997 and March 31, 1998 and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 1997 and for the three months ended March 31, 1997 and 1998. The historical comparative year results, including the balance sheet as at December 31, 1996 and the related statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1996, represent the operations of the Division transferred to the Company from Nortel in the Separation (the "Company Business"). These historical results of the Division present the financial position of the Division as a separate reporting entity independent of Nortel and its subsidiaries, as if the Division were a stand-alone entity for these periods. The 1995 and 1996 consolidated financial statements have been prepared using the historical basis in the assets and liabilities and historical results of operations related to the Company Business. Changes in shareholder's net investment in 1995 and 1996 represent Nortel's contribution of its net investment after giving effect to the net income (loss) of the Division and net cash transfers to or from the Division. The shareholder's net investment was not transferred to the Company as part of the Separation.

  The 1995 and 1996 consolidated financial statements, presented here for comparison purposes, include certain Nortel corporate costs that were allocated to the Division using procedures deemed appropriate for the nature of the expenses involved. The procedures utilized various allocation bases such as invested net assets, number of employees and related payroll costs, and direct effort expended. Management believes that the allocations reflected in the 1995 and 1996 consolidated financial statements are reasonable, but they were not necessarily indicative of the costs that would

                           ENTRUST TECHNOLOGIES INC.

have been incurred had the Division functioned as a stand-alone company. No corporate costs were allocated to the Company, in this way, in the year ended December 31, 1997 or the three months ended March 31, 1998. After the Separation, Nortel continued to provide certain "corporate" services to the Company. Fees charged for such services are based on Nortel's internal usage-based fee structures where applicable or Nortel's direct cost of services, including total compensation and out-of-pocket expenses.

INCOME TAX PROVISION

  As the Company operated as a division of Nortel in fiscal years 1995 and 1996, it did not file separate income tax returns. Income tax expense has been estimated on a pro forma basis for those periods.

CASH BALANCES

  Prior to January 1, 1997, the Company, as a division of Nortel, participated in the Nortel cash management system and, accordingly, did not maintain cash balances other than minimal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

  The consolidated financial statements of the Company include the accounts of its majority-owned Canadian subsidiary, Entrust Technologies Limited, and its wholly-owned U.K. subsidiary, Entrust Technologies Limited. The minority interest in the Canadian subsidiary has been insignificant to date. All significant intercompany transactions and accounts are eliminated in consolidation.

TRANSLATION OF FOREIGN CURRENCIES

  The accounts of the Company's subsidiaries have been translated into U.S. dollars. Assets and liabilities have been translated at the exchange rates in effect at the balance sheet date. Revenues, expenses and cash flow amounts are translated at average rates for the period. The resultant translation adjustments are included in comprehensive income as a separate component of shareholders' equity. Gains and losses from foreign currency transactions are included in the determination of net income and are not material.

UNAUDITED INTERIM FINANCIAL INFORMATION

  The consolidated financial statements as of and for the three months ended March 31, 1997 and 1998 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of results to be expected for the full fiscal year.

REVENUE RECOGNITION

  The Company generates revenues primarily from licensing the rights to its software products to end-users and from sublicense fees from resellers. The Company also generates revenues from consulting, training and post-contract support ("maintenance"). In October 1997, the AICPA issued Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition", which the Company

                           ENTRUST TECHNOLOGIES INC.

adopted, effective January 1, 1998. Such adoption had no effect on the Company's method of recognizing revenues. Prior to 1998, the Company's revenue recognition policy was in accordance with the provisions of the preceding authoritative guidance provided by SOP 91-1 "Software Revenue Recognition".

  Revenues from perpetual software license agreements are recognized as revenue upon receipt of an executed license agreement, or an unconditional order under an existing license agreement, and shipment of the software, if there are no significant remaining vendor obligations and collection of the receivable is probable.

  Consulting and training revenues are generally recognized as the services are performed. Consulting services are typically performed under separate service agreements and are usually performed on a time and material basis. Such services primarily consist of implementation services related to the installation and deployment of the Company's products and do no include significant customization or development of the underlying software code.

  Revenues from maintenance are recognized ratably over the term of the maintenance period, which is typically one year. If maintenance services are included free of charge or discounted in a license agreement, such amounts are unbundled from the license fee at their fair market value based upon the value established by independent sales of such maintenance to customers.

COST OF REVENUES

  Cost of licenses includes the cost of media, product packaging, documentation and other production costs and third-party royalties.

  Cost of services consists primarily of salaries, benefits and allocated overhead costs related to consulting, training and customer support personnel, including the cost of third-party consultants engaged by the Company.

PROPERTY AND EQUIPMENT

  Property and equipment is stated at cost. Depreciation is calculated generally using the straight-line method over the estimated useful lives of the assets. The expected useful lives of the furniture and fixtures, computer and telecom equipment and software is three to five years and the remaining term of the facility lease for leasehold improvements.

  When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred.

  Assets are reviewed for impairment on the basis of undiscounted cash flows. If the cash flows are less than the asset's carrying value, the asset is written down to its fair value.

RESEARCH AND DEVELOPMENT COSTS

  To date the Company has not capitalized any development costs under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". The Company has defined attainment of technological feasibility as completion of a working model. The period of time beginning with the establishment of a working model and ending when a product is offered for sale is typically very short. Accordingly, costs that were eligible for capitalization were insignificant.

                           ENTRUST TECHNOLOGIES INC.

CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with a bank and a brokerage institution.

SHORT-TERM INVESTMENTS

  At December 31, 1997 and March 31, 1998, the Company's investments consisted of investments in a strategic cash management account which consists primarily of securities guaranteed by the U.S. government or its agencies and highly rated municipal bonds with a remaining maturity of not more than 12 months.

  The Company has adopted SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities". This statement requires that securities be classified as "held to maturity", "available for sale" or "trading", and the securities in each classification be accounted for at either amortized cost or fair market value, depending upon their classification. The Company has the intent and ability to hold all investments until maturity. Therefore, all such investments are classified as held to maturity investments and carried at amortized cost in the accompanying consolidated financial statements. At December 31, 1997, and March 31, 1998, the amortized cost of the Company's investments approximated fair value.

  The Company's investments consisted of the following:

                                      DECEMBER 31, 1997      MARCH 31, 1998
                                    --------------------- ---------------------
                                              MATURITY OF           MATURITY OF
                                    AMORTIZED SECURITIES  AMORTIZED SECURITIES
                                      COST    WITHIN ONE    COST    WITHIN ONE
                                      BASIS      YEAR       BASIS      YEAR
                                    --------- ----------- --------- -----------
                                                               (UNAUDITED)
   Foreign debt securities........   $1,011     $1,011     $  --      $  --
   Municipal debt securities......    3,686      3,686        726        726
   U.S. government agency debt se-
    curities......................    3,916      3,916      4,880      4,880
                                     ------     ------     ------     ------
                                     $8,613     $8,613     $5,606     $5,606
                                     ======     ======     ======     ======

INCOME TAXES

  The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in net income in the year of change. A valuation allowance is recorded for those deferred income tax assets whose recoverability is not sufficiently likely.

INCOME PER SHARE

  Basic income per share is calculated by dividing the net income by the weighted average number of shares of common stock of all classes outstanding during the year, after reflecting the right of the Series B common stockholders to additional shares as described in Note 7. Diluted income per share

                           ENTRUST TECHNOLOGIES INC.

is calculated by dividing the net income by the weighted average number of shares of common stock and potential common stock outstanding, and when dilutive, exchangeable special voting stock on an as-if converted basis, additional conversion rights of Series B common shares, and options to purchase common stock using the treasury stock method.

  Net income per share has been calculated as follows:

                                                                MARCH 31,
                                             DECEMBER 31, ---------------------
                                                 1997        1997       1998
                                             ------------ ---------- ----------
                                                               (UNAUDITED)
   Net income available to common share-
    holders (in thousands).................   $      514  $      224 $      135
                                              ==========  ========== ==========
   Weighted average common shares outstand-
    ing:
   Basic:
    Series A common stock..................   20,300,000  20,300,000 20,300,000
    Series B common stock..................    8,842,080   8,842,080  8,842,080
    Series B Non-Voting common stock.......    1,557,920   1,557,920  1,557,920
                                              ----------  ---------- ----------
    Basic weighted average common shares
     outstanding...........................   30,700,000  30,700,000 30,700,000
                                              ==========  ========== ==========
    Basic net income per share.............   $     0.02  $     0.01 $      --
                                              ==========  ========== ==========
   Diluted:
    Basic weighted average common shares
     outstanding...........................   30,700,000  30,700,000 30,700,000
    Conversion rights on Special Voting
     stock.................................    7,700,000   7,700,000  7,700,000
    Additional conversion rights of Series
     B Voting and Non-Voting common stock..    2,663,836   2,663,836  2,663,836
    Net effect of dilutive options using
     the treasury stock method.............      679,132         --   4,167,564
                                              ----------  ---------- ----------
    Diluted weighted average common shares
     outstanding...........................   41,742,968  41,063,836 45,231,400
                                              ==========  ========== ==========
    Diluted net income per share...........   $     0.01  $     0.01 $      --
                                              ==========  ========== ==========

CONCENTRATION OF CREDIT RISK

  Financial instruments that potentially subject the Company to market and credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company has investment policies that limit the amount of credit exposure to any one issuer and restrict placement of these investments to issuers evaluated as credit worthy. The Company maintains its cash and cash equivalents, and short-term investments, with high quality financial institutions and investment managers. The Company performs periodic reviews of the credit standing of its investments and the financial institutions managing those investments.

  The Company's customer base consists primarily of large, well-established companies or government agencies. Five customers accounted for approximately 88%, 55% and 66% of accounts receivable as of December 31, 1996 and 1997 and March 31, 1998 respectively. The Company performs ongoing credit evaluations of its customers, and generally, does not require collateral from its customers to support accounts receivable. Requests to extend significant credit to customers are reviewed and approved by senior management. The Company maintains an allowance for potential losses due to credit risk, but has not experienced significant write-offs. Management believes that the reserves for losses are adequate. The following table summarizes the changes in the allowance for doubtful accounts:

                                                     DECEMBER 31,
                                                     -------------  MARCH 31,
                                                      1996   1997     1998
                                                     ------ ------ -----------
                                                                   (UNAUDITED)
Allowance for doubtful accounts, beginning of
 period............................................. $   73 $  129    $416
Additional provision................................     56    287      19
                                                     ------ ------    ----
Allowance for doubtful accounts, end of period...... $  129 $  416    $435
                                                     ====== ======    ====

                           ENTRUST TECHNOLOGIES INC.

  In 1995, two customers accounted for an aggregate of 71% of revenues, one of which accounted for 53% while the other customer accounted for 18% of revenues for the year. In 1996, three customers accounted for an aggregate of 64% of revenues for the year, and individually these customers accounted for 29%, 20% and 15% of revenues for that year. In 1997, three customers accounted for an aggregate of 42% of revenues. One of these customers was the same customer who accounted for 29% of 1996 revenues and this customer accounted for 19% of revenues for 1997. The other two major customers in 1997 accounted for 12% and 11% of revenues, respectively.

  The Company is subject to foreign currency exchange risk in the form of exposures to changes in currency exchange rates between the United States and Canada and the United Kingdom. Management periodically reviews the potential financial impact of this risk and currently believes that the Company is not subject to significant potential losses as a result.

RECENT PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131") and SFAS No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 131 redefines how operating segments are determined and requires disclosure of certain financial and descriptive information regarding those segments. Management believes that the adoption of SFAS No. 131 will not have a material impact on the financial statements.

  In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income, as defined, and its components in financial statements. The Company's adoption of SFAS No. 130 had no impact on the consolidated financial statements.

USE OF ESTIMATES

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

  Property and equipment, at cost, consist of the following:

                                                   DECEMBER 31,
                                                   --------------   MARCH 31,
                                                    1996    1997      1998
                                                   ------  ------  -----------
                                                                   (UNAUDITED)
    Computer and telecom equipment................ $1,305  $1,491    $1,789
    Furniture and fixtures........................    --       86       114
    Leasehold improvements........................    --      639       750
    Software distribution rights..................    225     218       220
                                                   ------  ------    ------
                                                    1,530   2,434     2,873
    Less: accumulated depreciation and amortiza-
     tion.........................................   (385)   (754)     (934)
                                                   ------  ------    ------
    Total property and equipment, net............. $1,145  $1,680    $1,939
                                                   ======  ======    ======

                           ENTRUST TECHNOLOGIES INC.

4. ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                       DECEMBER 31,
                                                       -------------  MARCH 31,
                                                       1996   1997      1998
                                                       ------------- -----------
                                                                     (UNAUDITED)
    Payroll and related benefits...................... $ 915 $ 1,532   $1,906
    Other.............................................    30     534      615
                                                       ----- -------   ------
                                                       $ 945 $ 2,066   $2,521
                                                       ===== =======   ======

5. LONG-TERM DEBT

  The Company has an installment note with a financial institution. This obligation is unsecured and bears interest at an effective rate of 6.9% per annum and the maturities under this note are as follows:

                                                        DECEMBER 31,  MARCH 31,
                                                            1997        1998
                                                        ------------ -----------
                                                                     (UNAUDITED)
    For the three months ended March 31, 1998..........    $    3      $  --
    For the nine months ended December 31, 1998........       --          --
    For the year ended December 31, 1999...............       627         627
    For the year ended December 31, 2000...............       819         819
                                                           ------      ------
                                                            1,449       1,446
    Less: current portion..............................       --         (171)
                                                           ------      ------
                                                           $1,449      $1,275
                                                           ======      ======

                           ENTRUST TECHNOLOGIES INC.

6. INCOME TAXES

  The following table presents the U.S. and foreign components of income
(loss) before income taxes and the provision for income taxes. 1995 and 1996 figures are estimated on a pro forma basis for comparative purposes.

                                                            DECEMBER 31,
                                                         --------------------
                                                          1995    1996  1997
                                                         -------  ----  -----
   Income (loss) before income taxes
     United States...................................... $  (799) $ (8) $ 233
     Foreign............................................  (1,625)   64    --
                                                         -------  ----  -----
                                                         $(2,424) $ 56  $ 233
                                                         =======  ====  =====
   (Provision) benefit for income taxes
     Current:
       Federal.......................................... $   --   $--   $(337)
       State and local..................................     --    --     (76)
       Foreign..........................................     301   331    (49)
                                                         -------  ----  -----
                                                             301   331   (462)
                                                         -------  ----  -----
     Deferred:
       Federal..........................................     --    --     119
       State and local..................................     --    --      28
       Foreign..........................................     --    --     596
                                                         -------  ----  -----
                                                             --    --     743
                                                         -------  ----  -----
   Total benefit for income taxes....................... $   301  $331  $ 281
                                                         =======  ====  =====

  The difference between the actual income tax provision and the tax provision computed by applying the statutory Federal income tax rate to income (loss) before income taxes is attributable to the following:

                                                            DECEMBER 31,
                                                         --------------------
                                                          1995    1996  1997
                                                         -------  ----  -----
   Income tax (provision) benefit at 34%................ $   824  $(19) $ (79)
   State and local taxes, net of Federal benefits.......     --    --     (48)
   Foreign earnings taxed at different rate.............     257    (6)    15
   Unrecorded benefit of tax losses.....................  (1,081)  --     --
   Canadian research and development tax credits
    utilized............................................     301   331    393
   Utilization of tax losses carry forward..............     --     25    --
                                                         -------  ----  -----
   Total benefit for income taxes....................... $   301  $331  $ 281
                                                         =======  ====  =====

                           ENTRUST TECHNOLOGIES INC.

  The components of the deferred income tax liability classified by the source of the cumulative temporary differences that gave rise to the credit are as follows:

                                                     DECEMBER 31, DECEMBER 31,
                                                         1996         1997
                                                     ------------ ------------
   Tax depreciation in excess of accounting
    depreciation....................................    $  19        $   7
   Amortization of Sec. 197 assets not deductible
    for accounting purposes.........................      --           212
   Accounting provisions not deductible for tax
    purposes........................................      --          (200)
                                                        -----        -----
                                                        $  19        $  19
                                                        =====        =====

  The components of the deferred income tax benefit classified by source of the cumulative temporary differences that gave rise to the debit are as follows:

                                                     DECEMBER 31, DECEMBER 31,
                                                         1996         1997
                                                     ------------ ------------
   Accounting provisions not deductible for tax
    purposes........................................    $ --         $ 147
   Research and development tax credits.............      --           596
                                                        -----        -----
                                                        $ --         $ 743
                                                        =====        =====

  As at December 31, 1997, the Company has available for carry-forward to reduce future Canadian federal income taxes, scientific research and experimental development investment tax credits of approximately $404. These tax credits expire in the year 2007.

7. CAPITAL STOCK

  On January 24, 1997, the Board of Directors declared a 10-for-1 stock split effected in the form of a stock dividend, payable to the shareholders of Series A common stock and Special Voting stock. On June 18, 1998, the Board of Directors approved an increase in the authorized number of shares of Series A common stock from 15,000,000 to 100,000,000, Preferred stock from 500,000 to 5,000,000 and Special Voting stock from 2,500,000 to 15,000,000.

  The Board of Directors also approved on June 18, 1998 a 4-for-1 stock split, effected in the form of a stock dividend payable to the shareholders of Series A common stock and Special Voting stock. In addition, the Board of Directors approved an amendment to the Company's Articles of Incorporation, which redesignated the Series A common stock as Common stock effective upon the completion of a public offering of the Company's Common stock. The consolidated financial statements have been restated to reflect the increase in the number of authorized shares and these stock splits.

SERIES A AND SERIES B COMMON STOCK

  The holders of Series A and Series B common stock are entitled to one vote per share and are entitled to dividends when and if declared by the Board of Directors of the Company. The Series B Non-Voting common stock has the same rights and privileges as the Series B common stock except for the non-voting nature of the stock and it is exchangeable at the option of the holder into Series B common stock. The Company's Series B common stock and Series B Non-Voting common stock will automatically convert into 13,063,836 shares of Common stock upon completion of a public offering of the Company's Common stock.

                           ENTRUST TECHNOLOGIES INC.

SPECIAL VOTING STOCK

  The Special Voting stock has a par value of $0.01 per share. The holders of the Special Voting stock also hold 7,700,000 Exchangeable shares in the Company's majority owned subsidiary Entrust Technologies Limited. At any time prior to December 31, 2006, the holders of the Special Voting stock have the right to exchange their shares of Special Voting stock and their Exchangeable Shares in Entrust Technologies Limited into 7,700,000 shares of Series A common stock. The Company generally also has the right to demand such exchange on or before December 31, 2006.

PREFERRED STOCK

  The Company is authorized to issue up to 5,000,000 shares of Preferred stock in one or more series. Each such series of Preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights and liquidation preferences, as shall be determined by the Board of Directors. As of March 31, 1998, the Company has not issued any shares of Preferred stock.

8. STOCK OPTIONS

EMPLOYEE STOCK OPTION PLAN

  During the year ended December 31, 1997, the Company's shareholders approved the 1996 Stock Incentive Plan (the "Plan") applicable to the Company's full-time employees, officers, and consultants and authorized 7,228,920 shares of Series A common stock for issuance thereunder. In May 1998, the Company's shareholder's increased the authorized number of Series A common stock available for issuance under this plan to 7,630,920. On June 18, 1998, the Company's Board of Directors approved an increase of 2,369,080 in the number of shares available under the Plan, subject to shareholder approval. The options under the Plan are granted at the then-current fair market value of the Series A common stock of the Company and generally may be exercised in equal proportions during the years following the first and second anniversary of the date of grant, and expire on the tenth anniversary or upon termination of employment. With respect to options granted to the key management team, 20% of the options become exercisable upon grant date, with an additional 20% of the options exercisable at each successive anniversary of the grant date until the fourth anniversary of the grant date.

  A summary of the activity under the Plan is set forth below:

                                                       OPTIONS OUTSTANDING
                                                     -------------------------
                                    SHARES AVAILABLE NUMBER OF
                                       FOR GRANT      SHARES    EXERCISE PRICE
                                    ---------------- ---------  --------------
   Balance at December 31, 1996....
     Authorized....................     7,228,920          --     $    2.13
     Granted.......................    (6,598,800)   6,598,800    2.13-2.50
     Canceled......................       140,720     (140,720)   2.13-2.50
                                       ----------    ---------
   Balance at December 31, 1997....       770,840    6,458,080
     Granted (unaudited)...........      (493,636)     493,636         6.25
     Canceled (unaudited)..........        39,080      (39,080)   2.13-2.50
                                       ----------    ---------
   Balance at March 31, 1998
    (unaudited)....................       316,284    6,912,636    2.13-6.25
                                       ==========    =========
   Exercisable at March 31, 1998
    (unaudited)....................           --     1,931,524    $    2.13
                                       ==========    =========

                           ENTRUST TECHNOLOGIES INC.

STOCK BASED COMPENSATION

  The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans because the exercise price of each option equals or exceeds the fair value of the underlying stock as of the grant date for each stock option. Had compensation costs for the Company's Employee Stock Option Plan been determined based on the fair value at the grant date for awards under the Plan, consistent with the methodology prescribed under SFAS 123, the Company's net income and income per share would have been decreased to the following pro forma amounts.

                                                             DECEMBER 31,
                                                         ---------------------
                                                          1995    1996  1997
                                                         -------  ---- -------
   Net income (loss), as reported....................... $(2,123) $387 $   514
   Estimated stock based compensation costs.............     --    --   (1,535)
                                                         -------  ---- -------
   Pro forma net income (loss).......................... $(2,123) $387 $(1,021)
                                                         =======  ==== =======
   Basic and diluted net (loss) per share...............     --    --  $ (0.03)
                                                         =======  ==== =======

  The weighted average fair value of all options granted during fiscal 1997 was estimated as of the date of grant using the minimum value model and the Black-Scholes option pricing model with the following weighted average assumptions.

                                                                DECEMBER 31,
                                                                --------------
                                                                 1996    1997
                                                                ------  ------
       Expected option life, in years..........................    --        6
       Risk free interest rate.................................    --        6%
       Dividend yield..........................................    --      --

  The weighted average fair value for stock options granted during 1997 was $0.66 per option.

9. RELATED PARTY TRANSACTIONS

  Significant related party transactions with the Company's parent, Nortel, and affiliated companies, not otherwise disclosed in the financial statements, include the following (information related to the three month periods ended March 31, 1997 and 1998 is unaudited).

  The Company paid $2,872, $3,656 and $273 in the years ended December 31, 1995, 1996, and 1997, respectively, $273 for the three months ended March 31, 1997, and none for the same period in 1998, for research and development services provided by Bell Northern Research Ltd. ("BNR"), a subsidiary of Nortel. The research and development services and other costs of revenue were purchased at cost from BNR. Purchases from BNR are settled through the intercompany accounting system of Nortel.

  Revenues include sales to Nortel for the years ended December 31, 1995, 1996 and 1997 of $323, $300 and $495, respectively and $75 and $125 for the three months ended March 31, 1997, and 1998, respectively. Also, revenues for the year ended December 31, 1997 include sales to affiliated companies totaling $332. Sales to affiliated companies were immaterial in 1995 and 1996 and were immaterial in all other periods presented.

                           ENTRUST TECHNOLOGIES INC.

  During the year ended December 31, 1997, the Company paid Nortel $299 for services rendered and $51 and $49 for the three months ending March 31, 1997 and 1998, respectively. These transactions are in the normal course of operations, and are measured at their exchange amounts, which is the amount of consideration established and agreed to by the related parties.

  Also, during the year ended December 31, 1997, and the three months ended March 31, 1998, the Company reimbursed Nortel for expenses paid by Nortel on behalf of the Company, net of revenues collected by Nortel on behalf of the Company. The net expenses reimbursed amounted to $5,610 for fiscal 1997 and $2,113 and $312 for the three months ended March 31, 1997 and March 31, 1998, respectively. These amounts have been recorded in these financial statements at the carrying amount of the transactions involved.

  Balances due to/from the related party, arising from the sales of product and receipt of services referred to above, are payable net 30 days from the date of the related intercompany invoice.

10. COMMITMENTS

  The Company leases administrative and sales offices and certain property and equipment under noncancellable operating leases expiring through 2003. Total rent expense under such leases for the years ended December 31, 1995, 1996 and 1997 were $35, $100, $956, respectively, and for the three month periods ended March 31, 1997 and 1998 were $23, and $545, respectively.

  At March 31, 1998 (unaudited), the future minimum lease payments under operating leases were as follows:

       1998 (nine months)............................................... $1,656
       1999.............................................................  2,165
       2000.............................................................  2,036
       2001.............................................................  1,531
       2002.............................................................    842
       Thereafter.......................................................    163
                                                                         ------
       Total future minimum lease payments.............................. $8,393
                                                                         ======

11. SEGMENTED INFORMATION

BUSINESS SEGMENT

  The Company operates in one business segment: the design, production and sale of software products for encryption and digital signature.

GEOGRAPHIC SEGMENTS

  Identifiable net assets are those net assets of the Company (1996--the Division) that are identified with the operations in the geographic areas.

                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1997
                                                       ------------ ------------
       Identifiable net assets
         United States................................     $(25)      $15,012
         Europe.......................................      --             30
         Canada.......................................      (35)         (380)
                                                           ----       -------
       Net assets.....................................     $(60)      $14,662
                                                           ====       =======

                           ENTRUST TECHNOLOGIES INC.

  Transfers between geographic areas are made at prices based on total cost of the product to the supplying segment. Customer revenues and income (loss) before income taxes by destination for the years December 31, 1995, 1996 and 1997 were:

                                        DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                            1995         1996         1997
                                        ------------ ------------ ------------
    Revenues:
      United States....................   $ 1,292      $ 9,758      $14,978
      Europe...........................       --           473        1,359
      Canada...........................     2,681        2,571        8,669
                                          -------      -------      -------
    Total revenues.....................   $ 3,973      $12,802      $25,006
                                          =======      =======      =======
    Income (loss) before income taxes:
      United States....................   $  (799)     $    (8)     $     2
      Europe...........................       --           --           231
      Canada...........................    (1,625)          64          --
                                          -------      -------      -------
    Total income (loss) before income
     taxes.............................   $(2,424)     $    56      $   233
                                          =======      =======      =======

12. ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT (UNAUDITED)

  On June 8, 1998, the Company completed the acquisition of r/3/ Security Engineering AG ("r/3/"), a company based in Zurich, Switzerland which provides consulting, applied research and product development services related to commercial security and encryption solutions. Pursuant to the Share Purchase Agreements dated May 30, 1998, entered into between the Company and the shareholders of r/3/, the Company agreed to acquire all the outstanding shares of r/3/ in exchange for approximately 1,167,288 shares of the Company's Series A common stock, valued at $14.58 per share and cash consideration of approximately $4.4 million. In the event the Company's Series A common stock (or any common stock into which it would convert) is not listed on a United States Exchange within one year of the closing of the acquisition, the r/3/ shareholders have the right to require the Company to repurchase the Series A common shares at $14.58 per share. Additionally, if the average closing price of the Company's Series A common stock after the first 10 days of trading following an initial public offering of the stock (the "Market Price") is less than $12.08, then the Company will be required to pay the difference between the Market Price and $12.08 to the r/3/ shareholders in cash or in additional stock.

  This acquisition will be recorded under the purchase method of accounting and therefore the results of operations of r/3/ and the fair value of the acquired assets and liabilities will be included in the Company's financial statements beginning on the acquisition date. Upon consummation of the acquisition, r/3/ became a wholly owned subsidiary of the Company. The Company is in the process of obtaining an appraisal of the intangible assets related to this acquisition, which is expected to result in a significant portion of the purchase price being allocated to in-process research and development. Such acquired in-process research and development will be expensed in the quarter ended June 30, 1998.

                     REPORT OF THE STATUTORY AUDITORS

To the general meeting of the shareholders of

r/3/ Security Engineering AG, Aathal-Seegraben

  As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes to the financial statements) of r/3/ Security Engineering AG, Aathal-Seegraben, for the years ended December 31, 1997 and 1996.

  These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

  Our audit was conducted in accordance with auditing standards recognised by the profession, which are substantially the same as those followed in the United States, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the accounting records, the financial statements and the proposed appropriation of available earnings and free reserves comply with the Swiss law and the company's articles of incorporation.

  Generally accepted accounting principles in Switzerland vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of net income for the years ended December 31, 1997 and 1996, to the extent summarized in Note 7 to the financial statements.

  We recommend that the financial statements submitted to you be approved.

WILLI & PARTNER AG

Marco Willi

Auditor in charge

Bruno Wust

Auditor in charge

Wetzikon, June 2, 1998

                          R/3/ SECURITY ENGINEERING AG

                                 BALANCE SHEET

                                            DECEMBER 31, 1997 DECEMBER 31, 1996
                                            ----------------- -----------------
                                                   CHF               CHF
                  ASSETS
Current assets
 Cash......................................   1,653,352.19      1,220,974.97
 Securities (incl. treasury stock).........      10,000.00         49,528.00
 Accounts Receivable.......................   1,088,924.20        683,766.40
 ./. Value Adjustments (Del credere).......     (87,000.00)       (87,000.00)
 Other Accounts Receivable
 Third Parties.............................      29,816.37         28,600.36
 Shareholders..............................       9,176.60               --
 Prepaid Expenses & Others.................     132,825.00         95,045.95
 Inventory Work in Progress................      63,410.00         67,445.00
                                              ------------      ------------
   Total Current Assets....................   2,900,504.36      2,058,360.68
                                              ------------      ------------
Fixed Assets
 Financial Investments
 Investment in Subsidiary..................     200,000.00               --
Tangible Fixed Assets
 Office Equipment / Computers /
  Communication Equipment..................     316,524.70        374,259.10
Intangible Assets
 Development Costs.........................     530,000.00               --
                                              ------------      ------------
   Total Fixed Assets......................   1,046,524.70        374,259.10
                                              ------------      ------------
   Total Assets............................   3,947,029.06      2,432,619.78
                                              ============      ============
          LIABILITIES AND EQUITY
Liabilities
Accounts Payable
 Third Parties.............................     126,931.50        122,679.55
 Related Companies.........................      19,915.50               --
Banks......................................            --           9,623.05
Other Accounts Payable (short term)
 Third Parties.............................     319,721.27        498,187.34
 Shareholders..............................      68,199.05        183,943.08
Accrued Liabilities & Deferred Income......     717,117.67        368,199.16
Long Term Liabilities
 Third Parties.............................            --          63,484.00
 Shareholders..............................   1,614,662.00        114,662.00
Provisions
 Guaranties................................      55,000.00         55,000.00
 Others....................................     136,000.00        235,275.75
                                              ------------      ------------
   Total Liabilities.......................   3,057,546.99      1,651,053.93
                                              ------------      ------------
Shareholders Equity
Share Capital..............................     400,000.00        400,000.00
Legal Reserve Fund.........................      20,200.00         13,500.00
Reserves for Treasury Stock................      10,000.00               --
Free Reserves..............................     351,000.00        235,000.00
Cumulative Profit
 Carry Forward.............................         365.85            946.62
 Profit Current Year.......................     107,916.22        132,119.23
                                              ------------      ------------
   Total Shareholders Equity...............     889,482.07        781,565.85
                                              ------------      ------------
   Total Liabilities & Equity..............   3,947,029.06      2,432,619.78
                                              ============      ============

                          R/3/ SECURITY ENGINEERING AG

                                INCOME STATEMENT

                                                         1997         1996
                                                     ------------ ------------
                                                         CHF          CHF
EARNINGS
Earning Sales......................................  5,530,705.13 5,213,708.55
  ./. Value Adjustments Accounts Receivable........           --    (10,000.00)
  Adjustments Work in Progress.....................     15,965.00    11,475.00
  Activated Development Costs......................    530,000.00          --
                                                     ------------ ------------
    Total Earnings.................................  6,076,670.13 5,215,183.55
                                                     ------------ ------------
EXPENSES
Materials & Services...............................    504,691.22   272,824.45
Personnel Expenses.................................  4,653,153.25 3,726,586.47
Rentals & Leasing..................................    159,367.60   130,599.50
Financial Expenses.................................     36,336.55    10,033.35
Maintenance & Repair...............................    178,657.05    99,697.70
Insurance on Assets................................     30,309.30    17,490.40
Professional Literature............................     12,645.65    11,583.05
Office & Administration............................    222,241.33   203,308.53
Advertising & Exhibitions..........................     66,184.45   238,308.40
Other Expenses.....................................      8,458.40    16,598.76
Depreciation / Value Adjustments...................    188,130.00   283,555.55
                                                     ------------ ------------
    Total Expenses.................................  6,060,174.80 5,010,586.16
                                                     ------------ ------------
Operating Result before Taxes......................     16,495.33   204,597.39
                                                     ------------ ------------
NON-OPERATIONAL & EXTRAORDINARY EARNINGS
Financial Earnings.................................      5,413.88     1,737.50
Profit on Sales of Assets..........................    150,000.00          --
                                                     ------------ ------------
                                                       155,413.88     1,737.50
NON-OPERATIONAL & EXTRAORDINARY EXPENSES & TAXES
Government Taxes...................................     63,992.99    74,215.66
                                                     ------------ ------------
Net Profit/Loss--non-operational, extraordinary and
 tax positions.....................................     91,420.89   (72,478.16)
                                                     ------------ ------------
Net Profit Enterprise..............................    107,916.22   132,119.23
                                                     ============ ============

                         R/3/ SECURITY ENGINEERING AG

                         NOTES TO FINANCIAL STATEMENTS

                                            DECEMBER 31, 1997 DECEMBER 31, 1996
                                                   CHF               CHF
                                            ----------------- -----------------
   1.Liabilities "leasing contracts"......        28,552            49,319
   2.Insurance Value
     Fixed Assets.........................       730,000           730,000
   3.Liabilities "Employee Benefits
    Plan".................................           --             91,755
   4.Investments in Subsidiaries:
     Swiss Security Service Laboratory,
      CH-Solothurn
     Book Value:                                 200,000               --
     Share Capital:                              400,000               --
     Loss Subsidiary 1997:                       102,700               --
     Participating Share in %:                        50%              --
   5.Own Shares\Treasury Stock
     Purchase as per 06/10/1997  Number of
      Shares:                                         10               --
     Sold as per: --     Number of Shares:           --                --
              Inventory as per 12/31/1997:            10               --

6. OTHER REMARKS

  The foregoing balance sheet and income statement meet the legal requirements of Swiss law as well as the principles of lawful accounting. The depreciations and value adjustments were made adequately and within Swiss tax provisions.

7. RECONCILIATION TO GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED
STATES

  The financial statements have been prepared in accordance with accounting principles generally accepted in Switzerland ("Swiss GAAP") which, in certain respects, differ from accounting principles generally accepted in the United States ("US GAAP"). The following is a reconciliation of net income and shareholder's equity from Swiss GAAP to US GAAP, followed by a description of the accounting principle differences:

                                                               1997     1996
                                                               CHF       CHF
                                                             --------  -------
   Reconciliation of Net Income
   Net income per local financial statements...............   107,916  132,119
   Description of items having the effect of increasing
    reported income:
   Excess provisions not required under US GAAP............       --    23,000
   Deferred income tax provided on a US GAAP basis.........    16,800      --
   Income tax provided on a statutory full accruals basis..    18,485      --
   Description of items having the effect of decreasing
    reported income:
   Equity method of accounting for investment..............    (1,350)     --
   Deferral of future license fees revenue.................  (264,939) (72,000)
   Recognition of development costs under US GAAP..........  (330,000)     --
   Income tax provided on a statutory full accruals basis..       --   (25,744)
   Deferred income tax provided on a US GAAP basis.........       --   (16,800)
   Accrued liabilities.....................................   (50,623)     --
                                                             --------  -------
   Net income according to generally accepted accounting
    principles in the United States........................  (503,711)  40,575
                                                             ========  =======

                         R/3/ SECURITY ENGINEERING AG

                                                               1997     1996
                                                               CHF       CHF
                                                             --------  -------
   Reconciliation of Shareholders' Equity
   Shareholders' equity per local financial statements.....   889,482  781,566
   Description of items having the effect of increasing re-
    ported shareholders' equity:
   Excess provisions not required under US GAAP............   142,000  142,000
   Description of items having the effect of decreasing
    reported shareholders' equity:
   Equity method of accounting for investment..............    (1,350)     --
   Deferral of future license fees revenue.................  (336,939) (72,000)
   Shareholder stock.......................................   (10,000)     --
   Recognition of development costs under US GAAP..........  (330,000)     --
   Income tax provided on a statutory full accruals basis..    (7,259) (25,744)
   Deferred income tax provided on a US GAAP basis.........       --   (16,800)
   Accrued liabilities.....................................   (50,623)     --
                                                             --------  -------
   Shareholders' equity according to generally accepted
    accounting principles in the United States.............   295,311  809,022
                                                             ========  =======

 Excess Provisions

  Swiss GAAP provides for the recognition of certain provisions (e.g., uncollectable accounts receivable and warranty reserves) based upon income tax planning schemes. These provisions are provided for under US GAAP based upon reasonable estimates as determined by management. The adjustments shown as "excess provisions not required under US GAAP" represent the differences between the two accounting principles.

 Equity Method of Accounting

  US GAAP requires that companies record investments in subsidiaries, which it maintains significant influence over management of the business, using the equity method of accounting. The adjustment shown as "equity method of accounting for investment" represents the difference in the accounting for a subsidiary recorded using the cost method of accounting provided by Swiss GAAP versus the equity method of accounting required by US GAAP.

 Deferral of Future License Fees Revenue

  US GAAP requires that revenues, which are not earned, be deferred and recognized when the earnings process has been completed. The adjustments shown as "deferral of future license fees revenue" removes from income amounts for which the earnings process is not complete.

 Development Costs

  US GAAP requires that when an asset held for production becomes impaired that the carrying value of such asset be adjusted to reflect the impairment. The adjustments shown as "recognition of development costs under US GAAP" represents charges to income for previously deferred product development costs of a product that has been discontinued for future production.

                         R/3/ SECURITY ENGINEERING AG

 Accrued Liabilities

  US GAAP requires that expenses be recognized in the period incurred. The adjustment shown as "accrued liabilities" represents costs incurred during the current period but not recorded until the subsequent period under Swiss GAAP.

 Shareholders' Stock

  US GAAP requires that investments in stock of the same company be reclassified to shareholders' equity to offset the shareholders' capital stock. The adjustment shown as "shareholder stock" represents the reclassification of an investment in the shareholder stock by the company.

  Swiss GAAP does not require that a statement of cash flow be presented as a basic financial statement. The following is a statement of cash flows for the years ended December 31, 1997 and 1996 compiled in accordance with US GAAP.

                                                        1997          1996
                                                        CHF           CHF
                                                    ------------  ------------
Cash flows from operating activities:
  Net income as reconciled under US GAAP...........  (503,711.00)    40,575.00
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization..................   188,130.00    283,556.00
    Gain on sale of investment.....................  (150,000.00)          --
    Change in assets and liabilities
      (Increase)/decrease in accounts receivable...  (354,535.00)    25,711.00
      (Increase)/decrease in other debtors.........   (10,393.00)    28,839.00
      (Increase) in work in progress...............    (8,010.00)    42,900.00
      Increase in prepaid expenses.................   (37,779.00)   (79,222.00)
      Increase in accounts payable and accrued
       expenses....................................   265,653.00    340,716.00
    (Decrease)/increase in interest and income
     taxes payable.................................    (5,863.00)    59,744.00
    (Decrease)/increase in deferred taxes..........   (16,800.00)    16,800.00
    (Decrease)/increase in other liabilities.......  (236,894.00)   141,379.00
                                                    ------------  ------------
      Total adjustments............................  (366,491.00)   860,423.00
                                                    ------------  ------------
      Net cash (used in) provided by operating
       activities..................................  (870,202.00)   900,998.00
Cash flows from investing activities:
  Proceeds from sale of investment.................   250,000.00           --
  Proceeds from sale of securities.................    49,528.00           --
  Purchase of investments..........................  (200,000.00)      (664.00)
  Capital expenditures.............................  (233,466.00)  (315,420.00)
                                                    ------------  ------------
      Net cash used in investing activities........  (133,938.00)  (316,084.00)
Cash flows from financing activities
  Increase/(decrease) in shareholder loans......... 1,436,516.00    (31,056.00)
                                                    ------------  ------------
      Net cash provided by (used in) financing
       activities.................................. 1,436,516.00    (31,056.00)
Net increase in cash...............................   432,376.00    553,858.00
Cash at beginning of year.......................... 1,220,975.00    667,117.00
                                                    ------------  ------------
Cash at end of year................................ 1,653,351.00  1,220,975.00
                                                    ============  ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  The amounts paid in interest and income taxes for the years ended December 31, 1997 and 1996 approximate such amounts reported as expensed in the Income Statement for such periods.

                         R/3/ SECURITY ENGINEERING AG

PROPOSED APPROPRIATION OF AVAILABLE EARNINGS AND FREE RESERVES

                                                                         CHF
                                                                      ----------
   Carry forward.....................................................     365.85
   Profit current year............................................... 107,916.22
                                                                      ----------
   Cumulative profit December 31, 1997 .............................. 108,282.07

  The board of directors proposes the appropriation of the cumulative profit as follows:

                                                                        CHF
                                                                     ----------
   Distribution of profit in form of shares of the Securights AG
    (subsidiary, in the process of being founded) during 1998....... 102,500.00
   Allocation to the legal reserve fund, according to the
    requirements of Swiss law (article 671 I 1 OR)..................   5,400.00
   Carry forward....................................................     382.07
                                                                     ----------
                                                                     108,282.07

  Proposition of the board of directors to allocate funds of the free reserves to the legal reserve fund in order to comply with article 671 II 3 OR (payment of bonus/dividend of CHF 102,500.--out of the current year profit)

                                                                        CHF
                                                                     ----------
   Free reserves before allocation.................................. 351,000.00
   ./. allocation to the legal reserve fund.........................  (8,250.00)
                                                                     ----------
   Free reserves before allocation.................................. 342,750.00

  Further a proposition of the board of directors to distribute a dividend of CHF 227,500.--during 1998 from the free reserves, in addition the proposition of the board of directors to allocate funds of the free reserves to the legal reserve fund in order to comply with article 671 II 3 OR (payment of bonus/dividend of CHF 227,500.--from the free reserves)

                                                                      CHF
                                                                  -----------
   Free reserves before allocation...............................  342,750.00
   Distribution of a bonus/dividend during 1998 from the free reserves..................................................... (227,500.00)
   Allocation to the legal reserve fund, according to the
    requirements of Swiss law (article 671 II 3 OR)..............  (22,750.00)
                                                                  -----------
   Free reserves after distribution of the bonus/dividend and
    allocation to the legal reserve fund.........................   92,500.00

  Proposition of the board of directors to distribute the above mentioned dividend in form of shares of the Securights AG (subsidiary, in the process of being founded)

                           ENTRUST TECHNOLOGIES INC

  PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

  On June 8, 1998 the Company completed the acquisition of r/3/ Security Engineering AG ("r/3/"), a company based in Zurich, Switzerland which provides consulting, applied research and product development services related to commercial security and encryption solutions.

  The accompanying unaudited pro forma combined condensed consolidated balance sheet has been prepared as if the acquisition was consummated as of March 31, 1998. The unaudited combined condensed consolidated statements of operations for the three months ended March 31, 1998 and the year ended December 31, 1997 assume the acquisition took place as of the beginning of the periods presented, and combine the Company's and r/3/'s statements of operations.

  Adjustments have been made to r/3/'s statements to conform to the Company's presentation. The pro forma combined condensed consolidated balance sheet included r/3/'s balance sheet as of June 8, 1998 which was translated using the exchange rate at the balance sheet date and the statements of operations for r/3/ were translated at the average exchange rates for the year ended December 31, 1997 and for the three months ended March 31, 1998. Adjustments were also made to conform to U.S. generally accepted accounting principles.

  The acquisition has been accounted for as a purchase. The purchase price allocation reflected in the accompanying pro forma combined condensed consolidated financial statements has been prepared on a preliminary basis. The purchase price allocation will be adjusted based on final valuations of assets acquired. The purchase price allocation includes a write-off of approximately $20,150,000 for acquired in-process research and development costs. (See notes to Pro Forma Combined Condensed Consolidated Financial Statements.)

  The method of combining historical financial statements for preparation of the pro forma combined condensed consolidated financial statements is for presentation only. Actual statements of operations of the companies will be combined commencing on the effective date. The unaudited pro forma information does not purport to represent what the Company's operations or financial position actually would have been had the acquisition occurred on the dates specified, or to project the Company's results of operation or financial position for any future period or date.

  The accompanying pro forma combined condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes thereto for both the Company and r/3/.

                           ENTRUST TECHNOLOGIES INC.

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998

                         (IN THOUSANDS OF DOLLARS)

                                          HISTORICAL          PRO FORMA
                                        ---------------  ----------------------
                                         R/3/   ENTRUST  ADJUSTMENTS    ENTRUST
                                        ------  -------  -----------    -------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents............ $   67  $ 5,409   $ (4,391)(a)  $ 1,085
  Marketable securities................    --     5,606        --         5,606
  Accounts receivable..................    883   10,327       (235)(a)   10,975
  Other current assets.................     35    1,585        --         1,620
                                        ------  -------   --------      -------
    Total current assets...............    985   22,927     (4,626)      19,286
PROPERTY AND EQUIPMENT--NET............    376    1,939        (68)(a)    2,247
DEFERRED INCOME TAX BENEFIT............    --     1,051        --         1,051
GOODWILL...............................    --       --       3,550 (b)    3,550
OTHER LONG-TERM ASSETS.................    136      --        (136)(a)      --
                                        ------  -------   --------      -------
    Total assets....................... $1,497  $25,917   $ (1,280)     $26,134
                                        ======  =======   ========      =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..................... $  768  $ 2,495        --       $ 3,263
  Accrued liabilities..................    418    2,521        994 (a)    3,933
  Deferred income......................    150    3,730        --         3,880
  Current portion of long-term debt....    --       171        --           171
  Due to related party.................  1,099      941        --         2,040
                                        ------  -------   --------      -------
    Total current liabilities..........  2,435    9,858        994       13,287
LONG-TERM LIABILITIES..................    --     1,294        --         1,294
                                        ------  -------   --------      -------
    Total liabilities..................  2,435   11,152        994       14,581
                                        ------  -------   --------      -------
REDEEMABLE SERIES A COMMON STOCK.......    --       --      17,013 (a)   17,013

SHAREHOLDERS' EQUITY (DEFICIT)
  Common stock.........................    597      --        (597)(a)      --
  Series A common stock................    --       203        --           203
  Series B common stock................    --         2        --             2
  Series B non-voting common stock.....    --       --         --           --
  Special voting common stock..........    --        77        --            77
  Aditional paid-in capital............    --    15,744        --        15,744
  Accumulated other comprehensive
   income..............................    --       (47)       --           (47)
  Accumulated deficit.................. (1,535)  (1,214)   (18,690)(a)  (21,439)
                                        ------  -------   --------      -------
    Total shareholders' equity
     (deficit).........................   (938)  14,765    (19,287)      (5,460)
                                        ------  -------   --------      -------
    Total liabilities and shareholders'
     equity............................ $1,497  $25,917   $ (1,280)     $26,134
                                        ======  =======   ========      =======

                           ENTRUST TECHNOLOGIES INC.

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1998
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                   HISTORICAL            PRO FORMA
                                -----------------  -----------------------
                                R/3/    ENTRUST    ADJUSTMENTS   ENTRUST
                                -----  ----------  -----------  ----------
Revenues:
  License...................... $  33  $    7,681       --      $    7,714
  Service and maintenance......   755       2,243       --           2,998
                                -----  ----------     -----     ----------
    Total revenues.............   788       9,924       --          10,712
                                -----  ----------     -----     ----------
Cost of revenues:
  License......................     1         342       --             343
  Service and maintenance......   444       1,476       --           1,920
                                -----  ----------     -----     ----------
    Total cost of revenues.....   445       1,818       --           2,263
                                -----  ----------     -----     ----------
Gross profit...................   343       8,106       --           8,449
                                -----  ----------     -----     ----------
Operating expenses:
  Sales and marketing..........   217       4,931       --           5,148
  Research and development.....   253       2,283       --           2,536
  General and administrative...   344       1,063      178 (b)       1,585
                                -----  ----------     -----     ----------
    Total operating expenses...   814       8,277       178          9,269
                                -----  ----------     -----     ----------
Loss from operations...........  (471)       (171)     (178)          (820)
Interest income................   --          146       (44)(c)        102
                                -----  ----------     -----     ----------
Loss before benefit for income
 taxes.........................  (471)        (25)     (222)          (718)
Benefit for income taxes.......   --          160       --             160
                                -----  ----------     -----     ----------
Net income (loss).............. $(471) $      135     $(222)    $     (558)
                                =====  ==========     =====     ==========
Net income (loss) per share
  Basic........................        $     0.00               $    (0.02)(d)
  Diluted......................        $     0.00               $    (0.02)(d)
Weighted average common shares
 outstanding
  Basic........................        30,700,000               31,867,288 (e)
  Diluted......................        45,231,404               46,398,692 (e)

                           ENTRUST TECHNOLOGIES INC.

                  UNAUDITED PRO FORMA COMBINED CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                   HISTORICAL             PRO FORMA
                                ------------------  -----------------------
                                 R/3/    ENTRUST    ADJUSTMENTS   ENTRUST
                                ------  ----------  -----------  ----------
Revenues:
  License.....................  $  688  $   16,486       --      $   17,174
  Service and maintenance.....   2,941       8,520       --          11,461
                                ------  ----------     -----     ----------
    Total revenues............   3,629      25,006       --          28,635
                                ------  ----------     -----     ----------
Cost of revenues:
  License.....................      10         502       --             512
  Service and maintenance.....   1,581       4,414       --           5,995
                                ------  ----------     -----     ----------
    Total cost of revenues....   1,591       4,916       --           6,507
                                ------  ----------     -----     ----------
Gross profit..................   2,038      20,090       --          22,128
                                ------  ----------     -----     ----------
Operating expenses:
  Sales and marketing.........     582      11,193       --          11,775
  Research and development....     866       5,692       --           6,558
  General and administrative..   1,024       3,695       710 (b)      5,429
                                ------  ----------     -----     ----------
    Total operating expenses..   2,472      20,580       710         23,762
                                ------  ----------     -----     ----------
Loss from operations..........    (434)       (490)     (710)        (1,634)
Interest income (expense).....       2         723      (176)(c)        549
Gain on sale of assets........      99         --        --              99
                                ------  ----------     -----     ----------
Income (loss) before benefit
 for income taxes.............    (333)        233      (886)          (986)
Benefit for income taxes......     --          281       --             281
                                ------  ----------     -----     ----------
Net income (loss).............  $ (333) $      514     $(886)    $     (705)
                                ======  ==========     =====     ==========
Net income (loss) per share
  Basic.......................          $     0.02               $    (0.02)
  Diluted.....................          $     0.01               $    (0.02)(d)
Weighted average common shares
 outstanding
  Basic.......................          30,700,000               31,867,288 (e)
  Diluted.....................          41,742,972               42,910,260 (e)

                           ENTRUST TECHNOLOGIES INC.

    NOTES TO PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. PRO FORMA ADJUSTMENTS

  Certain pro forma adjustments have been made to the accompanying combined condensed consolidated financial statements as described below:

    (a) Reflects the acquisition of r/3/ for approximately $23.7 million ($4.4 million in cash, $17.0 million representing 1,167,288 shares of the Company's Series A common stock, approximately $1 million in assumed liabilities and acquisition expenses, and $1.3 million of adjustments to the June 8, 1998 balance sheet of r/3/ to record the assets acquired from r/3/ at fair value). Also reflects the allocation of $20 million to in-process research and development costs and $3.6 million to goodwill and the elimination of the r/3/ equity accounts.

    (b) Reflects the preliminary allocation of purchase price to goodwill being amortized on a straight line basis over 5 years.

    (c) Reflects assumed reduction to interest income earned on $4.4 million in cash paid to r/3/ shareholders as part of the purchase consideration.

    (d) The Company's computation of basic earning per share under Statement of Financial Accounting Standards No. 128, "Earnings per Share," would have been $(0.02) and $(0.02) for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively.

    (e) Reflects the impact of Series A common stock issued in the acquisition as if outstanding from the beginning of each period.

2. PURCHASE PRICE ALLOCATION

  In connection with the purchase price allocation, the Company received an independent appraisal of the intangible assets which indicated a substantial portion of the acquired intangible assets consisted of in-process product development. The development of these projects had not reached technological feasibility and the technology has no alternative future use. In accordance with generally accepted accounting principles, the acquired in-process product development of $20 million is being charged to expense by the Company in its second quarter ended June 30, 1998 and is reflected as a decrease in retained earning in the accompanying pro forma combined condensed consolidated balance sheet and is excluded from the accompanying combined condensed consolidated statements of operations.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC and UBS Securities LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
                                                                       SHARES OF
                                                                        COMMON
                               UNDERWRITER                               STOCK
                               -----------                             ---------
   Goldman, Sachs & Co................................................
   Donaldson, Lufkin & Jenrette Securities Corporation................
   NationsBanc Montgomery Securities LLC..............................
   UBS Securities LLC.................................................
                                                                         ----
     Total............................................................
                                                                         ====

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $    per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for
the concurrent offer and sale of     shares of Common Stock in an
international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representative of the International Underwriters is Goldman Sachs International.

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to who it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed.

The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Selling Stockholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an
aggregate of      additional shares of Common Stock solely to cover over-
allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing
table, bears to the     shares of Common Stock offered. The Selling
Stockholders have granted the International Underwriters a similar option to
purchase up to an aggregate of      additional shares of Common Stock.

  The Company, its directors, officers, stockholders, including the Selling Stockholders, and optionholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offerings. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  At the request of the Company, the Underwriters have reserved shares of the Common Stock offered hereby for sale at the initial public offering price, to employees and friends of the Company. Such employees and friends will purchase, in the aggregate, not more than % of the Common Stock offered hereby, of which approximately % are expected to be purchased by employees. The number of shares available to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered by this Prospectus.

  Prior to the Offerings, there has been no public market for the Shares. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENTU".

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  46
Certain Transactions.....................................................  53
Principal and Selling Stockholders.......................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  61
Certain U.S. Tax Considerations Applicable to Non-U.S. Holders of the
 Common Stock............................................................  63
Legal Matters............................................................  66
Experts..................................................................  66
Additional Information...................................................  66
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

                               ----------------

 THROUGH AND INCLUDING     , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES

                                     LOGO

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                               ----------------

                                  PROSPECTUS

                               ----------------

                             GOLDMAN, SACHS & CO.

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                UBS SECURITIES

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                SUBJECT TO COMPLETION, DATED JULY 1, 1998

                                      SHARES

                                     LOGO
                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                               ----------------

  Of the     shares of Common Stock offered,     shares are being offered
hereby in an international offering outside the United States and     shares
are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

  Of the     shares of Common Stock offered,      shares are being sold by the
Company and     shares are being sold by the Selling Stockholders. See
"Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of the shares being sold by the Selling Stockholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price per share will be between $    and $   . For factors to be considered in
determining the initial public offering price, see "Underwriting".

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENTU".

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY  OR   ADEQUACY  OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                                                    PROCEEDS TO
                            INITIAL PUBLIC UNDERWRITING PROCEEDS TO   SELLING
                            OFFERING PRICE DISCOUNT(1)  COMPANY(2)  STOCKHOLDERS
                            -------------- ------------ ----------- ------------
Per Share..................      $             $            $           $
Total(3)...................     $             $            $           $

--------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of     payable by the Company.
(3) The Selling Stockholders have granted the International Underwriters an
    option for 30 days to purchase up to an additional     shares at the
    initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Selling Stockholders have granted the U.S. Underwriters a similar option with respect to an
    additional     shares as part of the concurrent U.S. offering. If such
    options are exercised in full, the total initial public offering price,
    underwriting discount and proceeds to Selling Stockholders will be $   ,
    $    and $   , respectively. See "Underwriting".

                               ----------------

  The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New
York, New York on or about       , 1998, against payment therefor in
immediately available funds.

GOLDMAN SACHS INTERNATIONAL
            DONALDSON, LUFKIN & JENRETTE
                      INTERNATIONAL
                                          NATIONSBANC MONTGOMERY SECURITIES LLC
                                                                    UBS LIMITED

                               ----------------

                  The date of this Prospectus is      , 1998.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the International Underwriters named below, and each of such International Underwriters for whom Goldman Sachs International, Donaldson, Lufkin & Jenrette International, NationsBanc Montgomery Securities LLC and UBS Limited are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                       NUMBER OF
                                                                       SHARES OF
                                                                        COMMON
                               UNDERWRITER                               STOCK
                               -----------                             ---------
   Goldman Sachs International........................................
   Donaldson, Lufkin & Jenrette International.........................
   NationsBanc Montgomery Securities LLC..............................
   UBS Limited........................................................
                                                                          ---
     Total............................................................
                                                                          ===

  Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers
at such price less a concession of $    per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $    per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company and the Selling Stockholders have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and
sale of     shares of Common Stock in an offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC and UBS Securities LLC.

  Pursuant to an Agreement between the International and U.S. Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will
(i) not, directly or indirectly, offer, sell or deliver shares of Common Stock
(a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, sell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  The Selling Stockholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase
up to an aggregate of        additional shares of Common Stock solely to cover
over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in
the foregoing table, bears to the     shares of Common Stock offered hereby.
The Selling Stockholders have granted the U.S. Underwriters a similar option
to purchase up to an aggregate of     additional shares of Common Stock.

  The Company, its directors, officers, stockholders, including the Selling Stockholders, and optionholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock, without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the Offerings. In addition, the Company may issue shares of Common Stock in connection with any acquisition of another company if the terms of such issuance provide that such Common Stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

  Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply, with all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

  At the request of the Company, the Underwriters have reserved shares of the Common Stock offered hereby for sale at the initial public offering price, to employees and friends of the Company. Such employees and friends will
purchase, in the aggregate, not more than   % of the Common Stock offered
hereby, of which approximately % are expected to be purchased by employees. The number of shares available to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered by this Prospectus.

  In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  Prior to the Offerings, there has been no public market for the shares. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "ENTU".

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  17
Dividend Policy..........................................................  17
Capitalization...........................................................  18
Dilution.................................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  21
Business.................................................................  30
Management...............................................................  46
Certain Transactions.....................................................  53
Principal and Selling Stockholders.......................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  61
Certain U.S. Tax Considerations Applicable to Non-U.S. Holders of the
 Common Stock............................................................  63
Legal Matters............................................................  66
Experts..................................................................  66
Additional Information...................................................  66
Index to Financial Statements............................................ F-1
Underwriting............................................................. U-1

                                ---------------

 THROUGH AND INCLUDING     , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PRO-
SPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      SHARES

                                     LOGO

                                 COMMON STOCK
                          (PAR VALUE $.01 PER SHARE)

                                ---------------

                                  PROSPECTUS

                                ---------------

                          GOLDMAN SACHS INTERNATIONAL

                         DONALDSON, LUFKIN & JENRETTE
                                 INTERNATIONAL

                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                  UBS LIMITED

                      REPRESENTATIVES OF THE UNDERWRITERS

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee................................................ $33,925
   NASD filing fee.....................................................  12,000
   Nasdaq National Market listing fee..................................        *
   Blue Sky fees and expenses..........................................        *
   Transfer Agent and Registrar fees...................................        *
   Accounting fees and expenses........................................        *
   Legal fees and expenses.............................................        *
   Printing and mailing expenses.......................................        *
   Miscellaneous.......................................................        *
                                                                        -------
       Total........................................................... $
                                                                        =======

--------
* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 2-418 of the General Corporation Law of Maryland (the "Maryland Law") provides that, unless a corporation's charter includes a provision which restricts or limits the corporation's right to indemnify its officers and directors, the corporation may indemnify a director or officer with respect to proceedings instituted against such officer or director by reason of his or her service in that capacity, unless the act or omission in question was material and was committed in bad faith or was the result of active and deliberate dishonesty, unless the director or officer received an improper personal benefit or unless the director or officer had reasonable cause to believe that the act or omission was unlawful. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Maryland Law and that the Registrant shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. However, nothing in the Articles of Incorporation or Bylaws of the Registrant protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of a proceeding, unless limited by charter, the Maryland Law provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

  The U.S. Underwriting Agreement and the International Underwriting Agreement, forms of which are filed at Exhibits 1.1 and 1.2 to this Registration Statement on Form S-1 (the "Underwriting Agreements"), provide that the Underwriters are obligated under certain circumstances to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreements.

  Three of the directors of the Registrant are also officers of Northern Telecom Limited ("NTL"), a shareholder of the Registrant, and are serving on the Registrant's Board of Directors at the request of NTL. Pursuant to NTL's Bylaws, NTL will indemnify its officers when they are acting at NTL's request as directors of a corporation of which NTL is a shareholder, provided that such officers acted honestly, in good faith and had reasonable grounds to believe their conduct was lawful.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Set forth below is information regarding shares of capital stock issued and options granted by the Registrant since December 30, 1996, the date of its incorporation (after giving effect to the Company's ten-for-one and four-for-one stock splits effective as of February 1997 and July 1998, respectively):

 (a) Issuances of Capital Stock

  In January 1997, in connection with the incorporation of the Registrant, the Registrant (i) sold 257,500 shares of Series B Common Stock to a group of private investors for an aggregate sale price of $25,750,000, (ii) issued 20,300,000 shares of Common Stock to Northern Telecom Inc. in exchange for the issuance of a promissory note in the principal amount of $8,000,000 and the transfer of certain contracts and intellectual property rights and (iii) issued 7,700,000 shares of Special Voting Stock to Northern Telecom Limited in exchange for $891,542 of property and the transfer of certain contracts and intellectual property rights.

  In January 1997, the Registrant sold 2,500 shares of Series B Non-Voting Common Stock to a private investor for an aggregate sale price of $250,000 and issued an additional 36,448 shares of Series B Non-Voting Common Stock to such investor in exchange for an equivalent number of shares of Series B Common Stock.

  In June 1998, the Registrant issued an aggregate of 1,167,288 shares of Common Stock to the former stockholders of r/3/ Security Engineering AG, a Swiss company ("r/3/"), as partial consideration in connection with the acquisition of r/3/.

 (b) Grants of Stock Options

  The Registrant's Amended and Restated 1996 Stock Incentive Plan (the "Incentive Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in December 1996 and amended and restated by the Board of Directors and stockholders in June 1998. As of June 18, 1998, options to purchase 7,412,380 shares of Common Stock had been granted under such plan, at exercise prices ranging from $2.13 to $12.08 per share.

  The Registrant has reserved an aggregate of 10,000,000 shares of Common Stock for issuance under the Incentive Plan.

  The securities issued in the foregoing transactions were either (i) offered and sold in reliance upon exemptions from Securities Act registration set forth in Sections 3(b) and 4(2) of the Securities Act, or any regulations promulgated thereunder, relating to sales by an issuer not involving any public offering, (ii) offered and sold in reliance upon an exemption from Securities Act registration set forth in Regulation S relating to sales to non-U.S. persons or (iii) in the case of certain options to purchase shares of Common Stock and shares of Common Stock issued upon the exercise of such options, such offers and sales were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in the foregoing sales of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1**  Form of U.S. Underwriting Agreement.
  1.2**  Form of International Underwriting Agreement.
  2.1*   Asset Transfer Agreement, dated as of December 31, 1996, between the
         Registrant and Northern Telecom Inc.
  2.2*   Asset Transfer Agreement, dated as of December 31, 1996, between
         Entrust Technologies Limited and Northern Telecom Limited.
  2.3*   Share Purchase Agreement, dated as of May 30, 1998, as amended, between the Registrant and Rainer A. Rueppel.
  2.4*   Share Purchase Agreement, dated as of May 30, 1998, as amended, between the Registrant and Invision AG.
  2.5*   Form of Share Purchase Agreement between the Registrant and the minority stockholders of r/3/ Security Engineering AG.
  3.1+   Articles of Incorporation of the Registrant, as amended.
  3.2+   Amended and Restated Articles of Incorporation of the Registrant (to
         be effective upon the closing of the offering).
  3.3*   Bylaws of the Registrant.
  3.4*   Amended and Restated Bylaws of the Registrant (to be effective upon the closing of the offering).
  4.1**  Specimen certificate for shares of Common Stock.
  5  **  Opinion of Hale and Dorr LLP.
 10.1*   Series B Common Stock Purchase Agreement, dated as of December 31,
         1996, by and among the Registrant, Northern Telecom Limited and certain stockholders.
 10.2*   Series B Non-Voting Common Stock Purchase Agreement, dated as of
         January 31, 1997, by and among the Registrant and Societe Generale
         Investment Corporation.
 10.3**  Registration Rights Agreement, dated as of December 31, 1996, by and among the Registrant and certain stockholders, as amended by the
         Stockholder Agreement and Waiver, dated as of January 31, 1997, by and among the Registrant and certain stockholders.
 10.4*   Stockholders' Agreement, dated as of December 31, 1996, by and among the Registrant, Northern Telecom Inc., Northern Telecom Limited and
         certain stockholders, as amended by the Stockholder Agreement and
         Waiver, dated as of January 31, 1997, by and among the Registrant and certain stockholders.
 10.5**  Strategic Alliance Agreement, dated as of December 31, 1996, between the Registrant and Northern Telecom Limited.
 10.6*   Services Agreement, dated as of December 31, 1996, between the
         Registrant and Northern Telecom Limited.
 10.7*   Support Agreement, dated as of December 31, 1996, between the
         Registrant and Entrust Technologies Limited.
 10.8*   Share Exchange Agreement, dated as of December 31, 1996, among the
         Registrant, Entrust Technologies Limited and Northern Telecom Limited.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.9**  Letter Agreement, dated as of April 21, 1997, between the Registrant and John A. Ryan.
 10.10*  Letter Agreement, dated as of November 18, 1996, between Northern
         Telecom Limited, on behalf of the Registrant, and Brian O'Higgins.
 10.11*  Letter Agreement, dated as of November 18, 1996, between Northern
         Telecom Limited, on behalf of the Registrant, and Bradley N. Ross.
 10.12*  Letter Agreement, dated as of June 4, 1997, between the Registrant and
         Richard D. Spurr.
 10.13*  Letter Agreement, dated as of November 14, 1997, between the
         Registrant and Hansen Downer.
 10.14*  Amended and Restated 1996 Stock Incentive Plan.
 10.15*  Standard Office Building Lease Agreement, dated as of July 11, 1997, between G&F International, Inc. and the Registrant.
 10.16*  Lease Agreement, dated as of January 28, 1998, between Colonnade
         Development Incorporated and Entrust Technologies Limited.
 21*     Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2    Consent of Deloitte & Touche Chartered Accountants.
 23.3    Consent of Willi & Partner AG.
 24*     Power of Attorney.
 27*     Financial Data Schedule.

--------

* Previously filed.

** To be filed by amendment.

+ Superseding exhibit.

 (B) Financial Statement Schedules

  All schedules have been omitted because they are not required or because the required information is given in the Registrant's Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions contained in the Articles of Incorporation of the Registrant, the laws of the State of Maryland and the Bylaws of NTL, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN RICHARDSON, TEXAS ON THIS 1ST DAY OF JULY, 1998.

                                          Entrust Technologies Inc.

                                          By: /s/ John A. Ryan
                                             ----------------------------------
                                            JOHN A. RYAN
                                            President and Chief Executive
                                            Officer


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE
                                                                     DATE

          /s/ John A. Ryan             President and Chief       July 1, 1998
-------------------------------------   Executive Officer
            JOHN A. RYAN                (Principal
                                        Executive Officer)

                  *                    Senior Vice               July 1, 1998
-------------------------------------   President, Business
         MICHELE L. AXELSON             Development and
                                        Finance and Chief
                                        Financial Officer
                                        (Principal
                                        Financial and
                                        Accounting Officer)

                  *
-------------------------------------  Director                  July 1, 1998
         DAVID D. ARCHIBALD

                  *
-------------------------------------  Director                  July 1, 1998
            FRANK A. DUNN

                  *
-------------------------------------  Director                  July 1, 1998
          F. WILLIAM CONNER

                  *                    Director                  July 1, 1998
-------------------------------------
          ROBERT S. MORRIS

        *By: /s/ John A. Ryan
-------------------------------------
            JOHN A. RYAN

         Attorney-in-Fact

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1**  Form of U.S. Underwriting Agreement.
  1.2**  Form of International Underwriting Agreement.
  2.1*   Asset Transfer Agreement, dated as of December 31, 1996, between the
         Registrant and Northern Telecom Inc.
  2.2*   Asset Transfer Agreement, dated as of December 31, 1996, between
         Entrust Technologies Limited and Northern Telecom Limited.
  2.3*   Share Purchase Agreement, dated as of May 30, 1998, as amended, between the Registrant and Rainer A. Rueppel.
  2.4*   Share Purchase Agreement, dated as of May 30, 1998, as amended, between the Registrant and Invision AG.
  2.5*   Form of Share Purchase Agreement between the Registrant and the minority stockholders of r/3/ Security Engineering AG.
  3.1+   Articles of Incorporation of the Registrant, as amended.
  3.2+   Amended and Restated Articles of Incorporation of the Registrant (to
         be effective upon the closing of the offering).
  3.3*   Bylaws of the Registrant.
  3.4*   Amended and Restated Bylaws of the Registrant (to be effective upon the closing of the offering).
  4.1**  Specimen certificate for shares of Common Stock.
  5  **  Opinion of Hale and Dorr LLP.
 10.1*   Series B Common Stock Purchase Agreement, dated as of December 31,
         1996, by and among the Registrant, Northern Telecom Limited and certain stockholders.
 10.2*   Series B Non-Voting Common Stock Purchase Agreement, dated as of
         January 31, 1997, by and among the Registrant and Societe Generale
         Investment Corporation.
 10.3**  Registration Rights Agreement, dated as of December 31, 1996, by and among the Registrant and certain stockholders, as amended by the
         Stockholder Agreement and Waiver, dated as of January 31, 1997, by and among the Registrant and certain stockholders.
 10.4*   Stockholders' Agreement, dated as of December 31, 1996, by and among the Registrant, Northern Telecom Inc., Northern Telecom Limited and
         certain stockholders, as amended by the Stockholder Agreement and
         Waiver, dated as of January 31, 1997, by and among the Registrant and certain stockholders.
 10.5**  Strategic Alliance Agreement, dated as of December 31, 1996, between the Registrant and Northern Telecom Limited.
 10.6*   Services Agreement, dated as of December 31, 1996, between the
         Registrant and Northern Telecom Limited.
 10.7*   Support Agreement, dated as of December 31, 1996, between the
         Registrant and Entrust Technologies Limited.
 10.8*   Share Exchange Agreement, dated as of December 31, 1996, among the
         Registrant, Entrust Technologies Limited and Northern Telecom Limited.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.9**  Letter Agreement, dated as of April 21, 1997, between the Registrant and John A. Ryan.
 10.10*  Letter Agreement, dated as of November 18, 1996, between Northern
         Telecom Limited, on behalf of the Registrant, and Brian O'Higgins.
 10.11*  Letter Agreement, dated as of November 18, 1996, between Northern
         Telecom Limited, on behalf of the Registrant, and Bradley N. Ross.
 10.12*  Letter Agreement, dated as of June 4, 1997, between the Registrant and
         Richard D. Spurr.
 10.13*  Letter Agreement, dated as of November 14, 1997, between the
         Registrant and Hansen Downer.
 10.14*  Amended and Restated 1996 Stock Incentive Plan.
 10.15*  Standard Office Building Lease Agreement, dated as of July 11, 1997, between G&F International, Inc. and the Registrant.
 10.16*  Lease Agreement, dated as of January 28, 1998, between Colonnade
         Development Incorporated and Entrust Technologies Limited.
 21*     Subsidiaries of the Registrant.
 23.1    Consent of Hale and Dorr LLP (included in Exhibit 5).
 23.2    Consent of Deloitte & Touche Chartered Accountants.
 23.3    Consent of Willi & Partner AG.
 24*     Power of Attorney.
 27*     Financial Data Schedule.

--------

* Previously filed.

** To be filed by amendment.

+ Superseding exhibit.